      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 26, 1998

                                            REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                               SUN APPAREL, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                         ------------------------------

                TEXAS                                    2325                                 74-1890214
   (State or Other Jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
    Incorporation or Organization)           Classification Code Number)                Identification Number

                               11201 ARMOUR DRIVE
                              EL PASO, TEXAS 79935
                                 (915) 595-2800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                                  DONA FISHER
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                               SUN APPAREL, INC.
                               11201 ARMOUR DRIVE
                              EL PASO, TEXAS 79935
                                 (915) 595-2800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                   COPIES TO:

              STACY J. KANTER                             VINCENT PAGANO, JR.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP             SIMPSON THACHER & BARTLETT
              919 THIRD AVENUE                            425 LEXINGTON AVENUE
          NEW YORK, NEW YORK 10022                      NEW YORK, NEW YORK 10017
            TEL: (212) 735-3000                           TEL: (212) 455-2000
            FAX: (212) 735-2000                           FAX: (212) 455-2502

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

          TITLE OF SECURITIES                         PROPOSED MAXIMUM                             AMOUNT OF
            BEING REGISTERED                    AGGREGATE OFFERING PRICE(1)                     REGISTRATION FEE
Common Stock, $.01 par value............              $115,000,000.00                              $33,925.00

(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) of the Securities Act.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 26, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                           SHARES

                               SUN APPAREL, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                                ---------------

    All of the     shares of Common Stock offered hereby are being issued and sold by the Company. Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering
price per share will be between $      and $      . For factors considered in
determining the initial public offering price, see "Underwriting".

    After consummation of the Offering, Eric A. Rothfeld, President, Chief Executive Officer and Chairman of the Board, and his affiliates and Vestar Capital Partners III, L.P. and its affiliates will beneficially own
approximately   % and   %, respectively, of the outstanding Common Stock.

    SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    Application will be made to have the Common Stock quoted on the Nasdaq
National Market under the symbol "      ".
                                ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------

                                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                       OFFERING PRICE       DISCOUNT (1)        COMPANY (2)
                                                     ------------------  ------------------  ------------------
Per Share..........................................          $                   $                   $
Total (3)..........................................          $                   $                   $

---------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $         payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional      shares of Common Stock at the initial public
    offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be
             ,          and          , respectively. See "Underwriting".

                                ----------------

    The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares
will be ready for delivery in New York, New York, on or about             ,
1998, against payment therefor in immediately available funds.

                              JOINT LEAD MANAGERS
GOLDMAN, SACHS & CO.                                    BEAR, STEARNS & CO. INC.
         MERRILL LYNCH & CO.
                  NATIONSBANC MONTGOMERY SECURITIES LLC

                                ----------------

               The date of this Prospectus is             , 1998.

                              [Inside Front Cover]
                                   [Artwork]

                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                            ------------------------

    "Polo Jeans Company Ralph Lauren" and the logos associated therewith are trademarks of Polo Ralph Lauren Corporation and are licensed to the Company for its use. "Todd Oldham Jeans" and "TO(2)" are trademarks of L7 Designs, Inc. and are licensed to the Company for its use. "Sasson" is a trademark of Sasson Licensing Corporation and is licensed to the Company for its use. "Code Bleu" is a trademark of the Company. All other trademarks or trade names referred to in the Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE INFORMATION CONTAINED IN THIS PROSPECTUS: (I)
GIVES EFFECT TO A     FOR ONE STOCK SPLIT OF THE COMMON STOCK, $.01 PAR VALUE
PER SHARE (THE "COMMON STOCK"), OF THE COMPANY TO BE EFFECTED SIMULTANEOUSLY WITH THE CONSUMMATION OF THE OFFERING (SEE "DESCRIPTION OF CAPITAL STOCK"); (II) GIVES EFFECT TO THE CONVERSION OF EACH OUTSTANDING SHARE OF THE ROTHFELD PREFERRED STOCK AND THE VESTAR PREFERRED STOCK (EACH AS DEFINED HEREIN) INTO
APPROXIMATELY       SHARES OF COMMON STOCK (THE "PREFERRED STOCK CONVERSION");
(III) ASSUMES AN INITIAL PUBLIC OFFERING PRICE OF $      PER SHARE OF COMMON
STOCK; AND (IV) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" MEAN SUN APPAREL, INC. AND ITS SUBSIDIARIES.

THE COMPANY

    Sun Apparel, Inc. is a leading designer, manufacturer and distributor of jeanswear, sportswear, and related apparel for men, women and children under licensed brands, private label brands and Company owned brands, the most prominent of which is the POLO JEANS COMPANY RALPH LAUREN ("Polo Jeans") licensed brand. The Company markets and distributes its products nationally through a broad array of distribution channels, including department stores, specialty stores and mass merchandisers. Through its brand marketing and development expertise, diversified product offerings, manufacturing capabilities and comprehensive distribution network, the Company reaches a broad range of consumers and distinguishes itself from its competitors.

    In late 1995, the Company entered into exclusive long-term license and design agreements with Polo Ralph Lauren Corporation ("Polo Ralph Lauren") for the design, manufacture and distribution of men's and women's jeanswear, sportswear and related apparel (the "Polo Jeans Products") under the Polo Jeans trademark in the United States and its territories. The Polo Jeans collection targets youthful, brand conscious consumers, capitalizing on the distinctive name recognition and lifestyle image created by Polo Ralph Lauren. The Polo Jeans Products maintain the high quality standards and prestige of Polo Ralph Lauren at price points that are competitive with other denim based designer collections and lower than most apparel collections bearing the "Polo" name. The Company markets its Polo Jeans line in leading department stores, specialty stores and Polo Ralph Lauren retail stores. Launched at retail for Fall 1996, the Polo Jeans collection is currently distributed to more than 3,000 department and specialty store doors and generated $198.0 million in net sales in 1997, the first full fiscal year of distribution of Polo Jeans Products.

    Since its inception in 1979, the Company has focused primarily on the design, manufacture and distribution of jeanswear and casual bottoms for all size ranges, at various price points under private label brands, contract manufacturing programs, licensed brands and Company owned brands (the "Sun Division Products"). The Company manufactures Sun Division Products for leading retailers and manufacturers such as Wal-Mart Stores, Inc. ("Wal-Mart"), The Limited Inc. ("The Limited"), J.C. Penney Company, Inc. ("J.C. Penney"), Federated Department Stores Inc. ("Federated") and Sara Lee Corp. ("Sara Lee"). While manufacturing high quality jeanswear and casual bottoms in diverse styles, fits and finishes, the Company distinguishes itself from other denim based apparel manufacturers by providing value-added services in design, merchandising, production and inventory management. The Sun Division Products are currently distributed nationwide to more than 18,000 store doors. In fiscal 1997, Sun Division Products generated $161.7 million in net sales.

    Primarily as a result of the launch of the Polo Jeans line in fiscal 1996, the Company has experienced rapid growth, with net sales increasing from $205.7 million in fiscal 1995 to $359.7 million in fiscal 1997. During the same period, operating income increased from $16.0 million to $36.0 million, and the operating margin increased from 7.8% to 10.0%. In the first three months of fiscal 1998, net sales and operating income increased from $80.5 million and $7.9 million to $94.0 million and $11.8 million, respectively, while the operating margin increased from 9.8% to 12.6%, compared to the corresponding period of fiscal 1997.

    The Company believes that its success is due to a number of fundamental strengths, including: proven success in brand marketing and development, full service design and merchandising expertise, modern and vertically integrated jeanswear manufacturing and distribution facilities, international sourcing capabilities and customer inventory management. The Company believes that these strengths position the Company to execute its growth strategy.

GROWTH STRATEGY

    The Company's core competencies position it to grow its existing businesses and attract additional opportunities in brand licensing and ownership and private label manufacturing.

    CAPITALIZE ON THE STRENGTH OF THE POLO JEANS COMPANY RALPH LAUREN
BRAND. The Company believes that there are multiple opportunities to further grow the Polo Jeans business, which was launched at retail for Fall 1996.

    - EXPAND IN-STORE SHOPS. The Company expects to increase the retail presence of Polo Jeans Products through the expansion of existing in-store shops and the installation of additional in-store shops. In-store shops are areas within department stores dedicated to Polo Jeans Products utilizing signature Polo Jeans fixtures. The in-store shops, which range from 300 to 2,500 square feet, are designed to effectively display and merchandise Polo Jeans Products. The Company believes that, in addition to increasing sales, in-store shops enhance the consumer's shopping experience, promote the Polo Jeans lifestyle image and build loyalty among consumers. As of March 31, 1998, there were 682 Polo Jeans in-store shops covering more than 243,000 square feet of fixtured retail selling space. The Company currently expects to have over 1,200 in-store shops covering more than 500,000 square feet of fixtured retail selling space in department stores by the end of 1998.

    - INCREASE DOOR PENETRATION. Within the Company's existing customer base, management believes it has significant opportunity in both its men's and women's Polo Jeans lines to increase penetration in its existing department store doors and expand to additional doors. The Company anticipates that by the end of 1998 the Polo Jeans collection will be distributed to more than 3,200 department and specialty store doors.

    - INCREASE SALES TO POLO RALPH LAUREN RETAIL STORES. The Company anticipates that retail stores owned and operated by Polo Ralph Lauren will provide significant opportunities to grow the Polo Jeans business. Polo Ralph Lauren currently owns and operates more than 70 Polo Ralph Lauren Factory Outlets, all of which carry certain Polo Jeans Products, and two Polo Jeans Company Factory Outlets. In late 1997, Polo Ralph Lauren opened its first full-price Polo Jeans Company retail store dedicated to the Company's Polo Jeans Products. Polo Ralph Lauren has announced plans to open two additional such stores as well as four additional Polo Jeans Company Factory Outlets by the end of 1998 and expects to open five full-price Polo Jeans Company retail stores and ten Polo Jeans Company Factory Outlets during 1999. The Company believes that the continued roll-out of outlet and retail stores by Polo Ralph Lauren will augment Polo Jeans Products sales and enhance consumer recognition of the Polo Jeans brand.

    - SELECTIVELY EXPAND ACCOUNT BASE. Based on the strong demand for Polo Jeans Products, the Company believes that additional growth can be achieved by selectively expanding the Polo Jeans business account base in both department stores and specialty stores.

    - BROADEN PRODUCT OFFERINGS. The Company will continue to expand product offerings within its Polo Jeans collection to attract youthful, brand conscious consumers and enhance its image as a lifestyle brand. In addition to expanding its denim product offerings, the Company intends to broaden offerings of Polo Jeans Products in casual bottoms, knitwear, sweaters and outerwear.

    EXPAND SUN DIVISION BUSINESS. The Company believes that the Sun Division business is well positioned for controlled growth through increasing customer penetration, expanding distribution and broadening product offerings.

    - INCREASE EXISTING CUSTOMER PENETRATION. The Company manufactures its Sun Division Products for a broad array of established retailers, including department stores, specialty stores and mass merchandisers. The Company manufactures these products under well recognized brands, such as FADED GLORY (Wal-Mart), EXPRESS (The Limited), THE ARIZONA JEANS COMPANY (J.C. Penney), and BADGE (Federated). By virtue of the Company's ability to produce basic and fashion jeanswear and casual bottoms for all size ranges, the Company believes that there are significant opportunities for further penetration within the Company's existing customer base by expanding to new departments and offering additional merchandise within existing departments.

    - SELECTIVELY EXPAND ACCOUNT BASE. The Company's longstanding reputation as a manufacturer and distributor of high quality jeanswear, together with the success of the Polo Jeans business, position the Company to expand its Sun Division Products account base. In 1997, the Company began a new contract manufacturing program with the JUST MY SIZE division of Sara Lee and recently began new private label programs for Dayton Hudson Corporation ("Dayton Hudson"), Sears Roebuck and Co. ("Sears"), The Talbots, Inc. ("Talbots") and The Wet Seal, Inc. ("Wet Seal"). In addition, as the Polo Jeans line has been launched internationally by Polo Ralph Lauren, the Company has become the primary jeanswear contractor for many Polo Jeans Company Ralph Lauren international licensees. The Company will continue to explore opportunities to develop additional accounts for its Sun Division Products business with department stores, specialty stores, mass merchandisers and manufacturers.

    - BROADEN PRODUCT OFFERINGS. The Company will continue to expand Sun Division Products offerings to attract new customers. In addition to expanding its jeanswear offerings, the Company intends to broaden its offerings of casual bottoms.

    PURSUE ADDITIONAL OPPORTUNITIES IN LICENSING AND BRAND OWNERSHIP. Building on its success in brand marketing and development, together with its jeanswear manufacturing and distribution expertise, the Company believes it is well-positioned to pursue additional opportunities in licensing and brand ownership. For example, the Company is presently the exclusive worldwide licensee for TODD OLDHAM JEANS, a collection of jeanswear and sportswear targeted toward the sophisticated, fashion forward consumer and distributed to better department stores and specialty stores. In the Fall 1998 season, the Company is scheduled to introduce at Nordstrom, Inc. ("Nordstrom"), Wet Seal and other select department and specialty stores a more moderately priced Todd Oldham jeanswear and sportswear line under the TO(2) brand name for the junior market. The Company intends to continue to evaluate and pursue new opportunities in licensing and brand ownership.

    INCREASE PRODUCTION CAPACITY AND FURTHER REDUCE MANUFACTURING COSTS. The Company owns and operates five modern jeanswear sewing and finishing facilities in Mexico and intends to expand these facilities in the near future. In addition, the Company plans to shift cutting and portions of its other operations from the United States to Mexico to further reduce manufacturing costs. The Company owned facilities, combined with an established network of contractors, provide production flexibility, while maintaining the Company's position as a low cost and high quality supplier of jeanswear and casual bottoms.

THE RECAPITALIZATION

    On September 26, 1997, the Company consummated a series of transactions to effect a recapitalization of the Company and transfer a controlling interest in the Company from the Former Partner (as defined herein) to Eric A. Rothfeld, President, Chief Executive Officer and Chairman of the Board of Directors of the Company. As a result of the Recapitalization (as defined herein), (i) certain companies formerly under the common control of Mr. Rothfeld and the Former Partner became direct or indirect wholly-owned subsidiaries of the Company (the "Reorganization"); (ii) following the Reorganization, Mr. Rothfeld and the Rothfeld Family Trust (as defined herein) increased their equity interest in the Company to 60%; and (iii) Vestar/Sun Holding Company, L.L.C. ("Vestar"), an affiliate of Vestar Capital Partners III, L.P., acquired a 40% equity interest in the Company. In connection with the Recapitalization, the Company and such affiliated companies terminated their S corporation status under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and, as a result, are now fully subject to federal and state income taxes at the corporate level. The Reorganization, together with the other transactions referred to above, are hereinafter referred to as the "Recapitalization". See "Company History, the Recapitalization and Prior S Corporation Status".

    The Company is a Texas corporation with its principal executive office located at 11201 Armour Drive, El Paso, Texas 79935, and its telephone number is
(915) 595-2800.

                                  THE OFFERING

Shares of Common Stock Offered by
  the Company.....................         shares.

Common Stock to be outstanding
  after this Offering.............         shares of Common Stock(1)

Use of proceeds...................  The Company intends to use the estimated net proceeds of
                                    approximately $      from this Offering to repay certain
                                    indebtedness, including $45 million to repay the Vestar
                                    Note (as defined herein). See "Use of Proceeds".

Proposed Nasdaq National Market
  symbol..........................

------------------------

(1) Excludes      shares of Common Stock reserved for issuance under the Sun
    Apparel, Inc. 1998 Stock Incentive Plan (the "1998 Stock Incentive Plan"),
    including      shares of Common Stock subject to outstanding options granted at the initial public offering price of the Common Stock. See
    "Management--1998 Stock Incentive Plan".

                                  RISK FACTORS

    See "Risk Factors" beginning on page 10 for a discussion of certain risks that should be considered in connection with an investment in the Common Stock offered hereby.

                             SUMMARY FINANCIAL DATA

    The following summary historical financial data for the three years ended December 31, 1997 have been derived from the audited financial statements of the Company. The following summary historical financial data for 1993 and 1994 are derived from the audited combined financial statements of Sun Apparel, Inc. and Greater Texas Finishing Corporation, which were controlled by Mr. Rothfeld and the Former Partner. The financial data for the three month periods ended March 31, 1997 and 1998 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for those periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The summary pro forma financial data set forth below is not necessarily indicative of the results that would have been achieved or that may be achieved in the future. The summary historical and pro forma financial data should be read in conjunction with "Selected Historical Financial Data", "Pro Forma Financial Data", "Company History, The Recapitalization and Prior S Corporation Status", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                               PRO                                  PRO FORMA
                                                                              FORMA       THREE MONTHS ENDED      THREE MONTHS
                                        FISCAL YEAR(1)                       FISCAL    ------------------------       ENDED
                     -----------------------------------------------------    YEAR      MARCH 31,    MARCH 31,      MARCH 31,
                      1993(2)    1994(2)     1995       1996       1997      1997(3)      1997         1998          1998(4)
                     ---------  ---------  ---------  ---------  ---------  ---------  -----------  -----------  ---------------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT
  DATA:
Net sales..........  $ 203,737  $ 214,057  $ 205,657  $ 281,668  $ 359,672  $ 359,672   $  80,475    $  93,973      $  93,973
Gross profit.......     50,684     48,206     52,144     90,267    126,337    126,337      27,814       37,344         37,344
Selling, general
  and
  administrative
  expenses.........     31,715     26,870     33,295     64,329     84,044     84,419      18,432       23,695         23,695
Depreciation and
  amortization.....      1,700      2,013      2,846      6,853      6,292      6,292       1,459        1,830          1,830
Operating income...     17,269     19,323     16,003     19,085     36,001     35,626       7,923       11,819         11,819
Interest and bank
  charges..........      1,860      2,392      3,228      4,213     10,375     11,326       1,303        5,678          2,678
Provision for
  income taxes.....        756        758        542        863      3,674     11,117         282        2,425          3,625
Net income before
  extraordinary
  item.............     15,902     16,469     13,951     14,475     23,932     15,163       6,460        3,786          5,586
Loss on
  extinguishment of
  debt (net of tax
  benefit)(5)......     --         --         --         --            566     --          --           --             --
Net income.........  $  15,902  $  16,469  $  13,951  $  14,475  $  23,366  $  15,163   $   6,460    $   3,786      $   5,586
Net income per
  share............
Weighted average
  shares(6)........

                                                                                            AS OF MARCH 31, 1998
                                                                                          -------------------------
                                                                                          HISTORICAL   ADJUSTED(7)
                                                                                          -----------  ------------

                                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................................................................   $  76,847    $   84,733
Total assets............................................................................     178,283       176,075
Total long term indebtedness (including current portion)(8).............................     209,744       134,744
Shareholders' deficit(8)................................................................    ($82,644)      ($2,241 )

------------------------

(SEE FOOTNOTES ON FOLLOWING PAGE)

(1) From 1993 through 1996, the Company's fiscal year consisted of the 52 or 53 week period that ended the last Saturday in December. Fiscal years 1993, 1995 and 1996 are 52 week periods and fiscal 1994 is a 53 week period. Beginning in 1997, the Company changed its fiscal year to the twelve calendar months ending on December 31.

(2) The 1993 and 1994 fiscal year financial data include the combined balances and results of Sun Apparel, Inc. and Greater Texas Finishing Corporation only.

(3) The pro forma income statement data for fiscal year 1997 gives effect to the Recapitalization, the Preferred Stock Conversion, the consummation of the New Credit Facility (as defined herein), this Offering and the application of the estimated net proceeds therefrom to extinguish the Vestar Note and related interest and penalties and to repay other long-term debt as if such transactions had been consummated on December 29, 1996. See "Use of Proceeds", "Capitalization" and "Pro Forma Financial Data". The pro forma condensed consolidated statement of income excludes approximately $13.1 million of extraordinary charges, net of tax benefit. The extraordinary charges consist of $0.9 million of loss on early extinguishment of debt related to the Recapitalization and a $13.7 million penalty related to the early retirement of the Vestar Note with the estimated net proceeds from this Offering, and a $7.3 million writeoff of debt issuance costs related to the refinancing of the Bank Credit Facility (as defined herein). The tax benefits of these extraordinary charges are $0.3 million, $5.5 million and $2.9 million, respectively.

(4) The pro forma income statement data for the three months ended March 31, 1998 reflects adjustments as if the Preferred Stock Conversion, the consummation of the New Credit Facility, this Offering and the application of the estimated net proceeds therefrom to extinguish the Vestar Note and related interest and penalties and to repay other long-term debt as if such transactions had been consummated on December 29, 1996. See "Use of Proceeds", "Capitalization" and "Pro Forma Financial Data". The pro forma condensed consolidated statement of income excludes approximately $11.6 million of extraordinary charges, net of tax benefit, which would have been incurred if these transactions had occurred during the quarter ended March 31, 1998. The extraordinary charges consist of a $12.3 million penalty related to the early retirement of the Vestar Note with the estimated net proceeds from this Offering and a $7.0 million write-off of debt issuance costs related to the refinancing of the Bank Credit Facility. The tax benefits of these extraordinary charges are $4.9 million and $2.8 million, respectively.

(5) The loss on extinguishment of debt, shown net of a tax benefit of $0.3 million, includes penalties paid for the retirement of certain debt instruments in connection with the Recapitalization. See "Company History, the Recapitalization and Prior S Corporation Status".

(6) Weighted average shares outstanding assumes that:

(7) The pro forma balance sheet data gives effect to the Preferred Stock Conversion, the consummation of the New Credit Facility, this Offering and the application of the estimated net proceeds therefrom to extinguish the Vestar Note and related interest and penalties and to repay other long-term debt as if such transactions had been consummated on March 31, 1998. See "Use of Proceeds", "Capitalization" and "Pro Forma Financial Data".

(8) On September 26, 1997, the Company completed the Recapitalization, which substantially changed its capital structure. See "Company History, the Recapitalization and Prior S Corporation Status".

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

FASHION RISKS

    The apparel industry in the United States is subject to rapidly changing consumer demands and preferences. The Company's revenues are largely generated from a denim based line of sportswear products. Although denim products have historically been less sensitive to both fashion trends and cyclical downturns than the apparel market as a whole, there can be no assurance that the overall demand for denim products will remain relatively constant or increase. The Company believes that its success depends in large part upon its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. Failure by the Company to identify and respond appropriately to changing consumer demands and fashion trends could adversely affect consumer acceptance of its products and leave the Company with a significant amount of unsold finished goods inventory, which could have a material adverse effect on the Company's business, results of operations and financial condition.

HIGHLY COMPETITIVE INDUSTRY

    The apparel industry is highly competitive and the Company competes with numerous manufacturers of jeanswear, sportswear and casual apparel, including both brand name and private label producers. The Company's Polo Jeans Products compete with a number of designer product lines, including Calvin Klein, Tommy Hilfiger, Donna Karan and Guess?, as well as certain brand name products, including those manufactured by Levi Strauss & Co. and VF Corporation. The Company's Sun Division Products compete with products manufactured by numerous brand name and private label producers as well as retailers that have established, or may establish, internal product development and sourcing capabilities. Certain of the Company's competitors have greater financial, manufacturing and other resources than the Company. Although factors may differ by product line, the Company believes that it competes primarily on the basis of brand image, quality of design and workmanship, price, advertising and its ability to respond quickly to the needs of retail customers. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Competition".

DEPENDENCE ON POLO JEANS LICENSE AGREEMENT; RESTRICTIONS ON COMPETITION

    The Company's recent growth has resulted primarily from the sale of Polo Jeans Products under exclusive long-term license and design agreements entered into with Polo Ralph Lauren in 1995 (collectively the "Polo Jeans License"). Under the Polo Jeans License, Polo Ralph Lauren has granted the Company an exclusive license for the design, manufacture and sale of men's and women's jeanswear, sportswear, and related apparel under the Polo Jeans trademarks in the United States and its territories. Sales of merchandise under the Polo Jeans License represented approximately 36.8%, 55.1% and 60.9% of the Company's net sales for 1996, 1997 and the first three months of 1998, respectively. The loss or termination of the Polo Jeans License or a significant decline in popularity of the Polo Jeans Products would have a material adverse effect on the Company's business, results of operations and financial condition.

    The initial term of the license agreement expires on December 31, 2000 and may be renewed by the Company in five year increments for up to 30 additional years if certain minimum sales requirements are met. Subject to the Polo Ralph Lauren purchase option described below, renewal of the Polo Jeans License by the Company after 2010 requires a one-time payment of $25.0 million or, at the Company's option, a transfer of a 20.0% interest in its Polo Jeans business to Polo Ralph Lauren, with no fees required for subsequent renewals. Polo Ralph Lauren has an option exercisable on or before June 1, 2010, to purchase the Company's Polo Jeans business at the end of 2010 for 80.0% of the then fair value of the business as a going concern, assuming continuation of the Polo Jeans License through 2030, payable in cash.

    The Company's ability to produce and distribute Polo Jeans Products is dependent upon the retention of the Polo Jeans License, which contains provisions that, under certain circumstances, could permit Polo Ralph Lauren to terminate the Polo Jeans License. Such provisions include, among other things,
(i) the failure to meet specified minimum levels of annual sales for the licensed products after the initial term; (ii) a default in the payment of certain amounts payable under the Polo Jeans License, such as royalties, annual advertising and shop expenditures; and (iii) a change in control of the Company or transfer of substantially all of the Company's property, such that Mr. Rothfeld or members of his immediate family, or estates or trusts created for their benefit, no longer control, directly or indirectly, a controlling interest in the Company or any successor entity. This Offering will not result in a change in control under the Polo Jeans License.

    Pursuant to the terms of the Polo Jeans License, the Company is prohibited, during the term of the license agreement, from selling, advertising or promoting the sale of any items which are comparable and/or competitive with the Polo Jeans Products and which bear the name of any fashion apparel designer (other than Todd Oldham or Robert Stock), subject to certain limited exceptions. The license agreement specifically prohibits the Company from, directly or indirectly, acting as a manufacturer, contractor or supplier of or for merchandise comparable or competitive with the Polo Jeans Products bearing or associated with certain specified designer and brand names. In addition, the Polo Jeans License provides that the Company is subject to certain design, marketing and distribution restrictions in order to ensure the quality and prestige associated with Polo Ralph Lauren. See "Business--License Agreements--Polo Jeans Company License".

DEPENDENCE ON KEY PERSONNEL

    The continued success of the Company currently depends, to a significant extent, on the abilities and continued service of Mr. Rothfeld and Mindy F. Grossman, Executive Vice President of the Company and President and Chief Executive Officer of the Company's Polo Jeans division. Mr. Rothfeld is also the beneficial owner of a substantial portion of the Common Stock of the Company. See "Principal Shareholders". In September 1997, Mr. Rothfeld entered into a four-year employment agreement with the Company. This agreement contains a non-competition provision effective through the term of such employment or three years after certain events of termination of employment. Ms. Grossman has an employment agreement with the Company that expires in December 1998. The Company and Ms. Grossman are negotiating a new employment agreement. However, there can be no assurance that the Company will be able to retain the services of Mr. Rothfeld or Ms. Grossman and the loss of either of their services could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business--License Agreements--Polo Jeans Company License". The Company maintains "key man" life insurance policies in the amounts of approximately $15 million for Mr. Rothfeld and approximately $10 million for Ms. Grossman.

DEPENDENCE ON KEY CUSTOMERS

    The Company sells its products on a nationwide basis to retail accounts in various distribution channels, including department stores, specialty stores and mass merchandisers. The Company's five largest customers, Federated, Wal-Mart, Dillard Department Stores, Inc. ("Dillard's"), May Department Stores Company ("May Co.") and Fashions Outlet of America, which is owned by Polo Ralph Lauren, accounted for approximately 35.9% of gross sales in 1997. Sales to Federated, including divisions and affiliated stores of Federated (including Bloomingdale's and Macy's), represented approximately 13% of total gross sales in 1997. The Company does not have long-term contracts with any of its customers, and sales to customers generally occur on an order-by-order basis. Customer orders are generally subject to certain rights of cancellation and rescheduling by the customer or by the Company. The Company's future results of operations and financial condition will depend to a significant extent upon the continued willingness of major customers to purchase the Company's products. Any significant downturn in the business of the Company's major customers or their commitment to the Company's products could have a material adverse effect on the Company's business, results of operations and financial condition.

ABILITY TO ACHIEVE AND MANAGE FUTURE GROWTH

    As part of its growth strategy, the Company seeks to continue to expand its Polo Jeans Products distribution and increase door penetration, expand its network of in-store shops, expand its account base and broaden its product offerings. In addition, the Company seeks to grow its Sun Division business through increasing customer penetration, expanding distribution and broadening product offerings. Factors beyond the Company's control may affect the Company's ability to grow, including general economic and business conditions affecting consumer spending. The actual number and type of in-store shops to be opened and their success will depend on various factors, including, but not limited to, the strength of the Polo Jeans brand name, competitive conditions, the acceptance by consumers of the Company's retail concepts, the ability of the Company to manage such expansion, the availability of desirable locations and the economic terms negotiated with department stores and retailers in which such shops are located. The successful implementation of the Company's Sun Division growth strategy is dependent on various factors, including, but not limited to, competitive conditions, the strength of the private label jeans market and the financial stability of the Company's key customers. There can be no assurance that the Company's growth strategies will be successful, that sales will not decline or that the Company will be successful in increasing sales in the future.

    In order to manage anticipated levels of demand for its products, the Company will be required to continue to (i) expand its distribution capabilities; (ii) develop its financial management systems and controls, including inventory management; and (iii) attract and retain qualified personnel. Growth could place an increasing strain on the Company's management, financial, product design and marketing resources. Any disruption or slow down in the Company's order processing and fulfillment systems could cause orders to be shipped late, resulting in retailers canceling orders and refusing to receive goods on account of late shipment. Late shipments and unfulfilled orders could also adversely affect the volume of future orders and could result in the loss of existing customers. Such cancellation of orders, returns of refused goods and late shipments could reduce revenue, increase administrative and shipping costs, and add costs associated with liquidating inventory out of season.

CYCLICALITY OF APPAREL INDUSTRY; RECENT APPAREL INDUSTRY TRENDS

    The apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in higher than normal levels of promotional sales which could adversely affect the Company's gross profit margins. There can be no assurance that the current retail environment will continue or that the retail environment will not deteriorate.

    In recent years, the retail industry has experienced significant consolidation and other ownership changes. In addition, many retailers have experienced financial difficulties, with some operating under the protection of the federal bankruptcy laws. Financial difficulties of a customer could cause the Company to curtail business with such customer or require the Company to assume more credit risk relating to such customer's receivables. The Company's inability to collect on its trade accounts receivable relating to any one of its principal customers could have a material adverse effect on the Company's business, results of operations and financial condition. In the future, retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry the Company's products or increase the ownership concentration within the retail industry.

PRICE AND AVAILABILITY OF RAW MATERIALS

    The principal fabrics used in the Company's apparel consist of denim, cotton twill, wool, and synthetic and blended fabrics. The prices paid by the Company for such fabrics are largely dependent on the market prices for the raw materials used to produce them, particularly cotton, the primary component of denim fabric and cotton twill. The price and availability of such raw materials and, in turn, the fabrics used in the Company's apparel may fluctuate significantly, depending on a variety of factors, including crop yields and weather patterns. Increase in denim prices would directly affect the Company's costs and earnings. Although alternative competitive sources of fabric are available and the Company does not anticipate significant difficulty in meeting its supply requirements, the quality of available fabrics from sources other than its current suppliers may fluctuate significantly. The Company generally enters into denim purchase order contracts at specified prices for three months to six months at a time. Fluctuations in price, availability and quality of the fabrics or other raw materials used by the Company could have a material adverse effect on the Company's cost of sales or its ability to meet its customers' demands and, as a result, could have a material adverse effect on the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to pass along to its customers all, or any portion of, any future increases in the prices paid for the fabrics used in the manufacture of the Company's products.

USE OF INDEPENDENT MANUFACTURERS

    The Company relies upon independent third parties for the manufacture of a substantial portion of its apparel products. The inability of a manufacturer to ship orders of the Company's products in a timely manner or to meet the Company's quality standards could cause the Company to miss the delivery date requirements of its retail customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Businesses--Manufacturing, Sourcing and Distribution".

    The Company requires its independent manufacturers to operate in compliance with applicable labor laws and regulations. Although the Company seeks to actively monitor the compliance of its contractors with applicable labor and wage standards and the Company's staff and its purchasing agents periodically visit and monitor the operations of its independent manufacturers, the Company does not control such manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of the Company or by one of the Company's licensing partners, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, and the resulting publicity relating to such violations, could have an adverse effect on the Company.

RISKS AFFECTING FOREIGN OPERATIONS AND SOURCING

    In an effort to minimize production costs, the Company has shifted a significant portion of its jeanswear manufacturing capacity to Mexico, where the Company maintains three sewing plants and two finishing plants. Approximately 3,480 of the Company's approximately 5,000 employees are based in Mexico. In addition, fabric cut in the Company's United States plants is sewn into finished products through arrangements with independent Mexican contractors, and the Company imports finished apparel meeting its quality standards from suppliers in the Far East, Central America and other areas. The Company purchases thread and trim (e.g., buttons, zippers and snaps) from numerous suppliers, some of which have foreign distribution centers or warehouses. Risks inherent in foreign operations include changes in social, political and economic conditions which could result in the disruption of trade from the countries in which the Company's manufacturers or suppliers are located, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations on the value of the dollar against foreign currencies, or restrictions on the transfer of funds, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

    In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements, which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise that may be imported into the United States from these countries. These agreements allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported products are also subject to United States customs duties which are included in the cost of the merchandise. The United States and the countries in which the Company's products are produced or sold may, from time to time, impose new quotas, duties, tariffs, or other restrictions, or may adversely adjust prevailing quota, duty or tariff levels, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

SEASONALITY

    Demand for the Company's apparel products and its level of sales fluctuate during the course of the calendar year as a result of seasonal buying trends. An increase in sales of jeans and casual apparel generally occurs during the Fall and Holiday selling seasons (the Company's third and fourth quarter, respectively). Accordingly, the Company's operating results will fluctuate from quarter to quarter.

CONTROL BY EXISTING SHAREHOLDERS AND ANTI-TAKEOVER PROVISIONS

    Immediately after the Offering, Mr. Rothfeld and Vestar will beneficially
own       and       shares, respectively, of the Company's outstanding Common
Stock. Accordingly, Mr. Rothfeld and Vestar will be able to elect a majority of the Company's directors and, if they vote in the same manner, determine the disposition of all matters submitted to a vote of the Company's shareholders, including mergers, going private transactions and other extraordinary corporate transactions and the terms thereof. The Company, Mr. Rothfeld and Vestar entered into a Stockholders' Agreement (as defined herein) to govern their relationship as shareholders of the Company. The Stockholders' Agreement provides, among other things, (i) that Mr. Rothfeld, the Rothfeld Family Trust and Vestar (the "Existing Shareholders") will vote all of their voting securities of the Company in favor of a Board of Directors consisting of five designees of Mr. Rothfeld and two designees of Vestar; (ii) that the approval of a majority of the entire Board of Directors, including at least one of Vestar's director designees, will be required for the Board of Directors to approve and authorize certain significant corporate actions; (iii) for certain restrictions on transfers of the Existing Shareholders' interests in the Company; and (iv) for certain rights of first offer, tag-along rights and drag-along rights, all of which may perpetuate the control of the Existing Shareholders. See "Management","Certain Transactions -- Stockholders' Agreement", "Principal Shareholders" and "Description of Capital Stock".

    Certain provisions of the Company's Restated Articles of Incorporation and Bylaws may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of impeding a change in control of the Company. Such provisions include, but are not limited to, (i) the division of the Board of Directors into three classes, the initial terms of which expire in 1999, 2000 or 2001, with directors of a given class chosen for three-year terms upon expiration of the applicable term; (ii) removal of members of the Board of Directors only for cause; (iii) actions by written consent may only be effected with the unanimous consent of shareholders; and (iv) that special meetings of shareholders may only be called by the Chairman of the Board of Directors, the President of the Company, the Board of Directors or the holders of 50.0% or more of the outstanding shares entitled to vote at such meeting.

BENEFITS TO EXISTING SHAREHOLDERS

    A significant portion of the net proceeds of this Offering will be paid to or directly benefit the Company's existing shareholders and will not be available for use by the Company for other purposes. The Company will use approximately $45.0 million of the net proceeds to repay the Vestar Note (including prepayment penalties and accrued interest) and approximately $0.3 million to partially repay a note to an affiliate of Mr. Rothfeld. See "Use of Proceeds", "Certain Transactions" and "Principal Shareholders".

SUBSTANTIAL LEVERAGE

    At March 31, 1998 on a pro forma basis, after giving effect to this Offering and the application of the net proceeds therefrom, the Company would have had approximately $134.7 million of indebtedness as compared to the Company's shareholders' deficit of $2.2 million. See "Use of Proceeds" and "Capitalization". The Company may incur additional indebtedness under the Bank Credit Facility (as defined herein). See "Description of Certain Indebtedness".

    The Company's high level of debt could have important effects on its future operations, including, but not limited to, the following: (i) the Company will have significant cash requirements to service debt, reducing funds available for operations, capital expenditures, acquisitions and future business opportunities, and increasing the Company's vulnerability to adverse general economic and industry conditions and (ii) the financial covenants and other restrictions contained in the Bank Credit Facility will require the Company to meet certain financial tests and will restrict its ability to borrow additional funds, to dispose of assets or to pay cash dividends.

HOLDING COMPANY STRUCTURE AND DEPENDENCE ON SUBSIDIARIES

    The Company is a holding company and, therefore, conducts its operations through its subsidiaries. The primary internal source of cash for the Company is its subsidiaries. The Company's ability to distribute dividends and to service its debt is dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay or make funds available to the Company, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations.

ABSENCE OF DIVIDENDS

    The Company anticipates that all of its earnings in the foreseeable future will be retained to finance the continued growth and expansion of its business and does not currently intend to pay cash dividends on the Common Stock in the foreseeable future. The payment of any dividends in the future will be determined in the sole discretion of the Company's Board of Directors and would depend upon, among other things, the future earnings, operations, capital requirements and general financial condition of the Company and its subsidiaries and prevailing business and economic conditions, as well as contractual and statutory restrictions on the Company's ability to pay dividends. See "-- Holding Company Structure and Dependence on Subsidiaries" and "Dividend Policy".

DILUTION

    Purchasers of the Common Stock offered hereby will experience immediate and
substantial dilution of $         in the net tangible book value per share of
Common Stock. See "Dilution".

NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock. Application will be made to have the Common Stock quoted on the Nasdaq National Market, however, there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Underwriters based on several factors, and may not be indicative of the market price for the Common Stock after the Offering. The Company believes that various factors unrelated to the Company's performance, such as general economic conditions, changes or volatility in the financial markets and changing market conditions in the apparel industry, as well as various factors related to the Company's performance, such as quarterly or annual variations in the Company's financial results, could cause the market price of the Common Stock to fluctuate substantially. See "Underwriting".

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL ADVERSE EFFECT ON STOCK PRICE

    Sales of a substantial number of shares of Common Stock in the public market, or the perception that such sales may occur could adversely affect prevailing market prices for the Common Stock. Upon completion of the Offering,
the Company will have outstanding a total of       shares of Common Stock. Of
such shares,       shares of Common Stock being sold in the Offering (together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any affiliate (an "Affiliate") of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")). For so long as any shareholder remains an Affiliate of the Company, any shares of Common Stock held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, and any sales by an affiliate under Rule 144 would be subject to the volume and other limitations under such rule. The Company, Vestar and the executive officers and directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus) for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. as representative of the Underwriters, except for the shares of Common Stock offered in connection with this Offering. See "Description of Capital Stock" and "Shares Eligible for Future Sale".

                                USE OF PROCEEDS

    The net proceeds received by the Company from the Offering are estimated to
be approximately $92 million (approximately $         million if the
Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use such proceeds as follows: (i) to repay approximately $45.0 million due under the Vestar Note; (ii) to repay approximately $0.3 million due under a note held by Sun Apparel Manufacturing Corp., an entity wholly-owned by Mr. Rothfeld (the "Rothfeld Note"); (iii) to repay approximately $44.7 million of the borrowings outstanding under the Tranche A Term Loan and Tranche B Term Loan (each as defined herein); and (iv) to pay approximately $2.0 million in fees and expenses relating to the New Credit Facility, which the Company is currently negotiating. Any proceeds to the Company from the exercise of the Underwriters' over-allotment option will be used to repay the additional borrowings outstanding under the Bank Credit Facility.

    In connection with the Recapitalization, the Company issued to Vestar subordinated notes in the aggregate principal amount of $30.0 million (the "Vestar Note"). The Vestar Note matures in 2007 and accrues interest at a rate of 17.9% per annum. The Rothfeld Note is an interest free note with approximately $1.6 million outstanding. The Bank Credit Facility arranged by the Chase Manhattan Bank ("Chase") consists of (i) a $45.0 million six-year Tranche A Term Loan; (ii) a $110.0 million seven-year Tranche B Term Loan; and (iii) a $80.0 million six-year Revolving Credit Facility. Borrowings under the Tranche A Term Loan bear interest at one of two rates to be selected by the Company: (i) a margin over Chase's Alternate Base Rate (the "Base Rate") or (ii) a margin over LIBOR for specified interest periods. The margin for each rate varies based on the Company's Consolidated Ratio of Funded Debt to EBITDA. The Tranche A Term Loan bear interest at LIBOR plus 2.75% or the Base Rate plus 1.75%. The Tranche B Term Loan bears interest at LIBOR plus 3.25% or the Base Rate plus 2.25%. See "Description of Certain Indebtedness".

                                DIVIDEND POLICY

    The Company currently intends to retain its earnings for use in the business and does not anticipate declaring and paying dividends in the foreseeable future. Payment of future dividends, if any, will be determined in the sole discretion of the Company's Board of Directors and would depend upon, among other things, the future earnings, operations, capital requirements and general financial condition of the Company and its subsidiaries and prevailing business and economic conditions, as well as contractual and statutory restrictions on the Company's ability to pay dividends. The Company is prohibited (subject to certain limited exceptions) by the terms of its Bank Credit Facility from paying dividends, and it may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of dividends. See "Risk Factors -- Holding Company Structure and Dependence on Subsidiaries" and "Description of Certain Indebtedness".

                                    DILUTION

    As of March 31, 1998, the Company had a negative book value of approximately
$82.6 million or $         per share of Common Stock and a deficit in net
tangible book value of approximately $92.4 million, or $         per share of
Common Stock. "Net tangible book value" per share of Common Stock represents the difference between the net tangible assets and the liabilities of the Company, on a consolidated basis, divided by the total number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after March 31, 1998, other than to give effect to the sale by the Company of shares of Common Stock pursuant to the Offering and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the
Company at March 31, 1998 would have been approximately $         million, or
$         per share. This represents an immediate dilution of $         per
share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.................             $
Actual deficit in net tangible book value per share as
  of March 31, 1998.....................................  $       ()
                                                          ---------
Increase in net tangible book value per share
  attributable to the Offering..........................
Pro forma net tangible book value per share as of March
  31, 1998..............................................
                                                                     ---------
Immediate dilution per share to new investors in the
  Offering..............................................             $
                                                                     ---------
                                                                     ---------

    The following table summarizes, on a pro forma basis as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the estimated value of the total consideration or value paid or deemed attributable thereto and the average price per share paid by or attributable to the existing shareholders and the new investors purchasing shares in the Offering.

                                            SHARES PURCHASED         TOTAL CONSIDERATION
                                       --------------------------  ------------------------
                                                                                              AVERAGE PRICE
                                          NUMBER        PERCENT      AMOUNT       PERCENT       PER SHARE
                                       -------------  -----------  -----------  -----------  ---------------
Existing Shareholders................                           %   $                     %     $
New Investors........................                           %   $                     %     $

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company as of March 31, 1998 and as adjusted to give effect to (i) the issuance of the Common Stock being offered hereby, (ii) the receipt by the Company of the estimated net proceeds of $92.0 million therefrom and the application of the estimated net proceeds as described under "Use of Proceeds", (iii) the Preferred Stock Conversion and (iv) the New Credit Facility. This table should be read in conjunction with "Selected Historical Financial Information", "Pro Forma Financial Data" and the consolidated financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                                     AS OF MARCH 31, 1998
                                                                  --------------------------
                                                                   ACTUAL    AS ADJUSTED(1)
                                                                  ---------  ---------------

                                                                    (DOLLARS IN THOUSANDS)
Cash............................................................  $     543    $       543
                                                                  ---------  ---------------
                                                                  ---------  ---------------
Long term indebtedness:.........................................
  Bank indebtedness, including current portion..................  $ 174,000    $   129,275
  Real estate and other debt (2)................................      5,744          5,469
  Subordinated debt.............................................     30,000        --
                                                                  ---------  ---------------
Total long term indebtedness....................................  $ 209,744    $   134,744
Shareholders' equity (deficit):
  Common Stock, no par value; 1,000,000 shares authorized;
    101,000 shares issued and outstanding, actual; 0 shares
    issued and outstanding as adjusted..........................        417        --
  Common Stock, par value $0.01 per share;       shares
    authorized; 0 shares issued and outstanding, actual;
    shares issued and outstanding as adjusted...................     --            183,096

Preferred stock.................................................     90,679        --

Paid-in capital.................................................     --

Retained deficit................................................   (173,740)      (185,337)

  Total shareholders' deficit...................................    (82,644)        (2,241)
                                                                  ---------  ---------------

  Total capitalization..........................................  $ 127,100    $   132,503
                                                                  ---------  ---------------
                                                                  ---------  ---------------

------------------------

(1) The adjusted balance sheet data gives effect to the New Credit Facility, Preferred Stock Conversion, this Offering and the application of the net proceeds therefrom to extinguish the Vestar Note and related interest and penalties and to repay other long-term debt as if such transactions had been consummated on March 31, 1998. The Company is currently negotiating a new bank credit facility, (the "New Credit Facility") which it anticipates will consist of approximately $105.0 million in term loans and a maximum availability of $80.0 million under a revolving credit facility. See "Use of Proceeds" and "Pro Forma Financial Data".

(2) Includes related party indebtedness.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data for the three years ended December 31, 1997 have been derived from the audited financial statements of the Company. The following summary historical financial data for 1993 and 1994 are derived from the combined financial statements of Sun Apparel, Inc. and Greater Texas Finishing Corporation, which were controlled by Mr. Rothfeld and the Former Partner (as defined herein). The financial data for the three month periods ended March 31, 1997 and 1998 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1998. The following selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

                                                      FISCAL YEAR (1)                        THREE MONTHS ENDED
                                   -----------------------------------------------------  ------------------------
                                                                                           MARCH 31,    MARCH 31,
                                   1993 (2)   1994 (2)     1995       1996       1997        1997         1998
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------

                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales........................  $ 203,737  $ 214,057  $ 205,657  $ 281,668  $ 359,672   $  80,475    $  93,973
Cost of goods sold...............    153,053    165,851    153,513    191,401    233,335      52,661       56,629
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
  Gross profit...................     50,684     48,206     52,144     90,267    126,337      27,814       37,344
Selling, general and
  administrative expenses........     31,715     26,870     33,295     64,329     84,044      18,432       23,695
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
Depreciation and amortization....      1,700      2,013      2,846      6,853      6,292       1,459        1,830
Operating income.................     17,269     19,323     16,003     19,085     36,001       7,923       11,819
Other expenses (income):
  Interest and bank charges......      1,860      2,392      3,228      4,213     10,375       1,303        5,678
  Other expense (income), net....     (1,249)      (296)    (1,718)      (466)    (1,980)       (122)         (70)
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                         611      2,096      1,510      3,747      8,395       1,181        5,608
Income before provision for
  income taxes...................     16,658     17,227     14,493     15,338     27,606       6,742        6,211
Provision for income taxes.......        756        758        542        863      3,674         282        2,425
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income before extraordinary
  item...........................     15,902     16,469     13,951     14,475     23,932       6,460        3,786
Loss on extinguishment of debt
  (net of tax benefit) (3).......     --         --         --         --            566      --           --
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income.......................  $  15,902  $  16,469  $  13,951  $  14,475  $  23,366   $   6,460    $   3,786
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                   ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income per share.............
Weighted average shares (4)......
BALANCE SHEET DATA:
Working capital..................  $  18,914  $  27,405  $  43,935  $  80,850  $  82,712   $  81,093    $  76,847
Total assets.....................     63,051     89,431     88,292    152,615    174,241     155,260      178,283
Total long-term indebtedness
  (5)............................     26,296     45,546     34,219     70,486    218,218      69,686      209,744
Shareholders' equity (deficit)
  (5)............................     22,081     29,998     37,006     48,076    (86,430)     50,636      (82,644)

------------------------

(1) From 1993 through 1996, the Company's fiscal year consisted of the 52 or 53 week period that ended the last Saturday in December. Fiscal years 1993, 1995 and 1996 are 52 week periods and fiscal 1994 is a 53 week period. Beginning in 1997, the Company changed its fiscal year to the twelve calendar months ending on December 31.

(2) The 1993 and 1994 fiscal year financial data include the combined balances and results of Sun Apparel, Inc. and Greater Texas Finishing Corporation only.

(3) The loss on extinguishment of debt, shown net of a tax benefit of $0.3 million, includes penalties paid for the retirement of certain debt instruments in connection with the Recapitalization. See "Company History, the Recapitalization and Prior S Corporation Status".

(4) Weighted average shares outstanding assumes that:

(5) On September 26, 1997, the Company completed a Recapitalization, which substantially changed its capital structure. See "Company History, the Recapitalization and Prior S Corporation Status".

                            PRO FORMA FINANCIAL DATA

    The pro forma income statement for the year ended December 31, 1997 gives effect to the New Credit Facility, the Recapitalization, the Preferred Stock Conversion, this Offering and the application of the estimated net proceeds therefrom to extinguish the Vestar Note and related interest and penalties and to repay other long-term debt as if such transactions had been consummated on December 29, 1996. The pro forma financial statements for the three months ended and as of March 31, 1998 give effect to the New Credit Facility, Preferred Stock Conversion, this Offering and the use of the estimated net proceeds therefrom as if such transactions had been consummated on December 29, 1996, in the case of the income statement, and March 31, 1998, in the case of the balance sheet.

    The pro forma adjustments are based upon available information and certain assumptions that the management of the Company believes are reasonable. The pro forma financial data do not purport to represent the results of operations or the financial position of the Company that actually would have occurred had the transactions described above been consummated on the dates indicated, or project the results of operations or financial position of the Company and its subsidiaries for any future date.

                       SUN APPAREL, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (DOLLARS IN THOUSANDS)

                                                                         PRO FORMA
                                     PRO FORMA          PRO FORMA       ADJUSTMENTS
                                ADJUSTMENTS FOR THE      FOR THE          FOR THE
                   HISTORICAL    RECAPITALIZATION    RECAPITALIZATION    OFFERING      PRO FORMA
                   -----------  -------------------  ----------------  -------------  ------------
Net sales........   $ 359,672                           $  359,672                     $  359,672
Cost of goods
  sold...........     233,335                              233,335                        233,335
                   -----------        --------       ----------------  -------------  ------------
Gross profit.....     126,337                              126,337                        126,337
Operating
  expenses:
  Selling,
    general and
   administrative
    expenses.....      84,044        $     375(a)           84,419                         84,419
  Depreciation
    and
   amortization..       6,292                                6,292                          6,292
                   -----------        --------       ----------------  -------------  ------------
Operating
  income.........      36,001             (375)             35,626                         35,626
Interest
  income.........        (227)                                (227)                          (227)
Interest and bank
  charges........      10,375           13,313(b)           23,688       ($ 12,362)(d)      11,326
Other income,
  net............      (1,753)                              (1,753)                        (1,753)
                   -----------        --------       ----------------  -------------  ------------
Income before
  taxes..........      27,606          (13,688)             13,918          12,362         26,280
Income taxes.....       3,674            2,498(c)            6,172           4,945(c)      11,117
                   -----------        --------       ----------------  -------------  ------------
Income from
  continuing
  operations.....   $  23,932        ($ 16,186)         $    7,746       $   7,417     $   15,163
                   -----------        --------       ----------------  -------------  ------------
                   -----------        --------       ----------------  -------------  ------------

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

    The pro forma financial data has been derived by the application of pro forma adjustments to the Company's historical financial statements for the periods noted.

    The pro forma condensed consolidated statement of income excludes approximately $13.1 million of extraordinary charges, net of tax benefit. The extraordinary charges consist of $0.9 million of loss on early extinguishment of debt related to the Recapitalization and a $13.7 million penalty related to the early retirement of the Vestar Note with the estimated net proceeds from this Offering, and a $7.3 million write-off of debt issuance costs related to refinancing the existing Bank Credit Facility. The tax benefits of these extraordinary charges are $0.3 million, $5.5 million and $2.9 million, respectively.

    (a) The adjustment to selling, general and administrative expenses reflects the management fees of $0.1 million per quarter payable to Vestar Capital Partners for the first three quarters of 1997.

    (b) The recapitalization adjustment to interest and bank charges reflect the following (in thousands):

                                                                          RATE      AMOUNT
                                                                        ---------  ---------
Interest expense on long term debt--term loan A.......................       8.74% $   3,933
Interest expense on long term debt--term loan B.......................       9.24%    10,164
Interest expense on revolving credit facility.........................       8.74%     2,360
Interest expense on subordinated debt.................................      17.90%     5,370
Interest expense on other debt........................................    Various        378
Amortization of capitalized financing fees............................                 1,266
Commitment fee on unused available credit.............................                   217
Interest expense and bank charges on debt refinanced..................               (10,375)
                                                                                   ---------
  Total adjustment....................................................             $  13,313
                                                                                   ---------
                                                                                   ---------

    Interest expense is computed by applying the rates in effect as of December 31, 1997. A 0.125% increase or decrease in the assumed interest rate on the term loans and the revolving credit facility would change pro forma interest expense by $0.2 million for the fiscal year ended December 31, 1997.

    (c) Reflects the estimated income tax expense on pro forma earnings at an effective rate of 40.0% for federal and state income taxes, plus foreign taxes. This adjustment includes the effect of the Company changing their tax status from S to C Corporation on the date of the Recapitalization.

    (d) The pro forma adjustment to interest and bank charges reflect the following (in thousands):

                                                                          RATE      AMOUNT
                                                                        ---------  ---------
Interest expense on New Credit Facility(1)............................       7.58% $  10,405
Interest expense on subordinated debt.................................      17.90%    --
Interest expense on other debt........................................    Various        378
Amortization of capitalized financing fees............................                   364
Commitment fee on unused available credit.............................                   179
Recapitalization interest expense and bank charges....................               (23,688)
                                                                                   ---------
Total adjustment......................................................             ($ 12,362)
                                                                                   ---------
                                                                                   ---------

------------------------

(1) Reflects interest expense on the New Credit Facility, which is calculated using rates expected to be in effect upon consummation of the New Credit Facility.

                       SUN APPAREL, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDING MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                                     PRO FORMA
                                                                    ADJUSTMENTS
                                                    HISTORICAL   FOR THE OFFERING    PRO FORMA
                                                    -----------  -----------------  -----------
Net sales.........................................   $  93,973                       $  93,973
Cost of goods sold................................      56,629                          56,629
                                                    -----------        -------      -----------
Gross profit......................................      37,344          --              37,344

Operating expenses:
  Selling, general and administrative expenses....      23,695                          23,695
Depreciation and amortization.....................       1,830                           1,830
                                                    -----------                     -----------
Operating income..................................      11,819              --          11,819
Interest Income...................................
Interest and bank charges.........................       5,678       ($  3,000)(a)       2,678
Other expense (income), net.......................         (70)                            (70)
                                                    -----------        -------      -----------
Income before taxes...............................       6,211           3,000           9,211
Income taxes......................................       2,425           1,200(b)        3,625
                                                    -----------        -------      -----------
Income from continuing operations.................   $   3,786       $   1,800       $   5,586
                                                    -----------        -------      -----------
                                                    -----------        -------      -----------

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

    The pro forma financial data has been derived by the application of pro forma adjustments to the Company's historical financial statements for the periods noted.

    The pro forma condensed consolidated statement of income excludes approximately $11.6 million of extraordinary charges, net of tax benefit, which would have been incurred if these transactions had occured during the quarter ended March 31, 1998. The extraordinary charges consist of a $12.3 million penalty related to the early retirement of the Vestar Note with the proceeds from the Offering and a $7.0 million write-off of debt issuance costs related to the restructuring of the Bank Credit Facility. The tax benefits of these extraordinary charges are $4.9 million and $2.8 million, respectively.

    (a) The pro forma adjustment to interest and bank charges reflect the following (dollars in thousands):

                                                                           RATE       AMOUNT
                                                                         ---------  -----------
Interest expense on New Credit Facility(1).............................       7.58% $    2,450
Interest expense on subordinated debt..................................      17.90%     --
Interest expense on other debt.........................................    Various          85
Amortization of capitalized financing fees.............................                     91
Commitment fee on unused available credit..............................                     52
                                                                                    -----------
Pro forma first quarter interest and bank charges......................                  2,678
Historical interest expense and bank charges...........................                 (5,678 )
                                                                                    -----------
Total adjustment.......................................................             ($   3,000 )
                                                                                    -----------
                                                                                    -----------

------------------------

(1) Reflects interest expense on the New Credit Facility, which is calculated using rates expected to be in effect upon consummation of the New Credit Facility.

    (b) Reflects the estimated income tax expense on pro forma earnings at an effective rate of 40% for federal and state income taxes, plus foreign taxes.

                       SUN APPAREL, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                              PRO FORMA
                                                             ADJUSTMENTS
                                             HISTORICAL    FOR THE OFFERING   PRO FORMA
                                           --------------  ----------------  -----------
ASSETS
Current assets:
  Cash and equivalents...................    $      543                       $     543
  Due from factors.......................        15,528                          15,528
  Trade receivables, net.................        47,265                          47,265
  Inventories............................        64,782                          64,782
  Advances to contractors................         1,136                           1,136
  Other receivables......................           925                             925
  Prepaid expenses.......................         1,830                           1,830
                                           --------------                    -----------
  Total current assets...................       132,009                         132,009

Net property, plant, and equipment.......        34,732                          34,732

Debt issuance costs......................         7,013       ($   5,013)(a)      2,000
Deferred tax asset.......................         2,688            2,805(a)       5,493
Other assets.............................         1,841                           1,841
                                           --------------       --------     -----------
  Total assets...........................    $  178,283       ($   2,208)     $ 176,075
                                           --------------       --------     -----------
                                           --------------       --------     -----------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................    $   30,457                       $  30,457
  Current portion of long-term debt......         3,518                           3,518
  Accrued liabilities....................        16,811       ($   2,685)(b)     14,126
  Due to related parties.................         1,607             (275)(b)      1,332
  Taxes payable (receivable).............         2,769           (4,926)(b)     (2,157)
                                           --------------       --------     -----------
  Total current liabilities..............        55,162           (7,886)        47,276

Long-term debt, net of current portion...       174,619          (44,725)(b)    129,894
Subordinated debt, net of current
  portion................................        30,000          (30,000)(b)     --
Deferred tax liabilities.................         1,146                           1,146
                                           --------------       --------     -----------
Total liabilities........................       260,927          (82,611)       178,316

Shareholders' equity (deficit):
  Common stock...........................           417           90,679(c)     183,096
                                                                  92,000(d)
  Preferred stock........................        90,679          (90,679)(c)     --
  Retained deficit.......................      (173,740)          (7,389)(b)   (185,337)
                                                                  (4,208)(a)
                                           --------------       --------     -----------
  Total shareholders' equity (deficit)...       (82,644)          80,403         (2,241)
  Total liabilities and shareholders'
    equity (deficit).....................    $  178,283       ($   2,208)     $ 176,075
                                           --------------       --------     -----------
                                           --------------       --------     -----------

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

    The pro forma financial data has been derived by the application of pro forma adjustments to the Company's historical financial statements for the period noted.

    (a) The Company estimates it will incur approximately $2 million in fees in connection with the New Credit Facility. The $7.0 million of debt issuance costs related to the existing Bank Credit Facility will be written off, net of an income tax benefit of $2.8 million. Approximately $2.0 million in financing fees for the New Credit Facility will be capitalized and amortized over the life of the New Credit Facility.

    (b) The net effect of the Offering, as if it occurred on March 31, 1998, reflects the following (in thousands):

                                                                 AMOUNT
                                                             --------------
                                                             (IN THOUSANDS)
Sources:
Proceeds from this Offering................................    $  100,000

Uses:
Repayment of subordinated debt (1).........................    $   30,000
Prepayment penalty (1).....................................        12,315
Payment of accrued interest (1)............................         2,685
Repayment of long-term debt................................        44,725
Partial repayment of Rothfeld Note.........................           275
Fees for New Credit Facility...............................         2,000
Underwriting fees..........................................         7,000
Other fees and expenses....................................         1,000
                                                             --------------
    Total..................................................    $  100,000
                                                             --------------
                                                             --------------

------------------------

(1) Reflects the repayment of the $30.0 million Vestar Note as well as payment of $2.7 million of accrued interest and a $12.3 million early payment penalty on the Vestar Note. The Company expects a tax benefit of $4.9 million related to such penalty.

    (c) The adjustment reflects the conversion of $85.0 million of preferred
stock into         shares of Common Stock and accumulated but unpaid preferred
stock dividends of $5.7 million into       shares of Common Stock.

    (d) The pro forma adjustment reflects the following (in thousands):

Equity contribution..............................................  $ 100,000
Estimated fees and expenses......................................     (8,000)
                                                                   ---------
                                                                   $  92,000
                                                                   ---------
                                                                   ---------

      COMPANY HISTORY, THE RECAPITALIZATION AND PRIOR S CORPORATION STATUS

    The Company was formed in 1979. In late 1982, a former business partner of Mr. Rothfeld purchased a controlling interest in the Company and Mr. Rothfeld became the Vice President of the Company in charge of all operations. In 1987, Mr. Rothfeld purchased a one-third interest in the Company from his former partner and his family (the "Former Partner") and became President of the Company. The Company initially operated as a contract manufacturer of men's and women's jeans. In the late 1980s, the Company's business expanded to include the design, manufacture and distribution of jeanswear products in all size ranges under licensed brands, private labels, and Company owned brands. The Company's operations have historically been conducted through Sun Apparel, Inc. and certain affiliated companies, including Greater Texas Finishing Corp. (which conducts the Company's domestic finishing operations), (collectively, the "Affiliated Companies"). Prior to the consummation of the transactions described below, each of the Company and the Affiliated Companies was effectively owned one-third by Mr. Rothfeld and the Rothfeld Family Trust and two-thirds by the Former Partner. As a result of the transactions described below, the Affiliated Companies, which were under common control with the Company, became direct or indirect wholly-owned subsidiaries of Sun Apparel, Inc.

    On September 26, 1997, the interests of the Former Partner in the Company and the Affiliated Companies were repurchased by the Company for an aggregate repurchase price of approximately $147 million plus the repayment of approximately $9 million in debt owed to the Former Partner. In connection with the repurchase of the interests of the Former Partner, Mr. Rothfeld entered into an Investment Agreement, dated as of September 26, 1997, with Vestar, and the Trustees of the Rothfeld Family Trust. Pursuant to the Investment Agreement, on September 26, 1997, Vestar invested $75 million in the Company as part of a recapitalization of the Company in which Vestar received (i) 40% of the outstanding common stock of the Company; (ii) 215,000 shares of the Company's 13% Series A Cumulative Participating Preferred Stock (the "Vestar Preferred Stock")(representing an aggregate liquidation preference of $43.0 million); and
(iii) the $30.0 million Vestar Note. As part of the Recapitalization, Mr. Rothfeld and the Rothfeld Family Trust contributed to the Company a portion of their interests in the Company and all of their interests in the Affiliated Companies and received (i) additional shares of the Company's common stock (increasing their collective ownership in the Company from one-third to 60% of the Company's then outstanding common stock); (ii) 201,065 shares of the Company's 13% Series B Cumulative Participating Preferred Stock and 8,935 shares of the Company's 13% Series C Cumulative Participating Preferred Stock (collectively, the "Rothfeld Preferred Stock")(representing an aggregate liquidation preference of $42.0 million); and (iii) cash distributions totaling approximately $30 million. In addition, approximately $130,000 in debt was repaid to Mr. Rothfeld by one of the Affiliated Companies. The foregoing transactions were financed with the proceeds of Vestar's $75.0 million investment in the Company and $193.0 million in borrowings under the Bank Credit Facility (as defined). See "Description of Certain Indebtedness--Bank Credit Facility".

    Prior to the Recapitalization, the Company and certain of the Affiliated Companies elected to be treated for federal and certain state income tax purposes as S corporations under Subchapter S of the Code. As S corporations, the earnings of such corporations were included in the taxable income of the shareholders thereof, since the corporations themselves were not subject to income tax. Following consummation of the Recapitalization, the Company and the Affiliated Companies ceased to have S corporation status and are now fully subject to federal and state income taxes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements and the related notes thereto and other financial information included elsewhere in this Prospectus. Unless the context otherwise requires (i) all references to the Company's Polo Jeans business include the manufacture and distribution of products pursuant to the Polo Jeans License, but do not include the manufacturing and distribution of jeanswear and casual bottoms to Polo Jeans Company Ralph Lauren international licensees and
(ii) all references to the Company's Sun Division Products business include the Company's manufacture and distribution of jeanswear and casual bottoms under private label brands, contract manufacturing (including for Polo Jeans Company Ralph Lauren international licensees), licensed brands (excluding the Polo Jeans License) and Company owned brands.

OVERVIEW

    The Company is a leading designer, manufacturer and distributor of jeanswear, sportswear, and related apparel for men, women and children under licensed brands, private label brands and Company owned brands, the most prominent of which is the Polo Jeans licensed brand. The Company markets and distributes its products nationally through a broad array of distribution channels, including department stores, specialty stores and mass merchandisers.

    In late 1995, the Company entered into exclusive long-term license and design agreements with Polo Ralph Lauren for the design, manufacture and distribution of men's and women's jeanswear, sportswear and related apparel under the Polo Jeans trademark in the United States and its territories. The Company markets its Polo Jeans line in leading department stores, specialty stores and Polo Ralph Lauren retail stores. Launched at retail for Fall 1996, the Polo Jeans collection is currently distributed in more than 3,000 department and specialty store doors and generated $198.0 million in net sales in 1997, the first full fiscal year of distribution of Polo Jeans Products.

    Since its inception in 1979, the Company has focused primarily on the design, manufacture and distribution of jeanswear and casual bottoms for all size ranges, at various price points under private label brands, contract manufacturing programs, licensed brands and Company owned brands. The Company manufactures Sun Division Products for leading retailers and manufacturers, such as Wal-Mart, The Limited, J.C. Penney, Federated and Sara Lee. The Sun Division Products are currently distributed nationwide to more than 18,000 store doors. In fiscal 1997, Sun Division Products generated $161.7 million in net sales.

    On September 26, 1997, the Company consummated the Recapitalization. As a result of the Recapitalization, (i) the Affiliated Companies became direct or indirect wholly owned subsidiaries of the Company in the Reorganization; (ii) following the Reorganization, Mr. Rothfeld and the Rothfeld Family Trust increased their equity interest in the Company to 60.0%; and (iii) Vestar acquired a 40.0% equity interest in the Company. In connection with the Recapitalization, the Company and the Affiliated Companies terminated their S corporation status under Subchapter S of the Code and, as a result, beginning in the fourth quarter of fiscal 1997, have been fully subject to federal and state income taxes at the corporate level. See "Company History, The Recapitalization and Prior S Corporation Status".

    In connection with the Recapitalization, the Company issued the Vestar Note in the aggregate principal amount of $30.0 million. The Vestar Note is redeemable, in whole or in part, subject to escalating prepayment penalties, including accrued and unpaid interest, ranging from $15.0 million prior to September 26, 1998 to $45.0 million after September 26, 2000. The Vestar Note is subject to mandatory redemption (including applicable prepayment penalties) upon the occurrence of certain events, including a public offering of equity securities. The Company will use $45.0 million of the proceeds from this Offering to repay amounts due under the Vestar Note. The repayment of the Vestar

Note will result in a $12.3 million extraordinary expense associated with the prepayment of the debt. See "Use of Proceeds", "Certain Transactions" and "Description of Certain Indebtedness".

    On April 1, 1998, the Company effected a reorganization of its subsidiaries. The Company anticipates that as a result of this reorganization its effective tax rate will be approximately 36%.

    The Company is currently in negotiations to refinance its existing Bank Credit Facility and expects that the refinancing will be completed concurrently with the consummation of this Offering. As a result of such refinancing, the Company expects to write off $7.0 million in deferred financing costs associated with the existing Bank Credit Facility.

    The Company's Polo Jeans division is currently in the process of relocating its office and showroom to a new location within New York City. The Company expects that such relocation will be completed during the third quarter of 1998. The relocation of the office and showroom will involve capital expenditures and will also result in a non-recurring charge of approximately $1.5 million to $2.0 million in the second quarter of 1998.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain statement of operations data for the Polo Jeans division, the Sun Division and the Company as a whole, in dollars and as a percentage of net sales:

                                                                                                                 QUARTER
                                                          FISCAL YEAR                                             ENDED
                  -------------------------------------------------------------------------------------------  -----------
                                      % OF                           % OF                           % OF        MARCH 31,
                       1995         NET SALES         1996         NET SALES         1997         NET SALES       1998
                  --------------  -------------  --------------  -------------  --------------  -------------  -----------

                                                           (DOLLARS IN THOUSANDS)
Net sales:
  Polo Jeans....            --             --      $  103,582           36.8%     $  198,002           55.1%    $  57,183
  Sun
    Division....    $  205,657          100.0%        178,086           63.2         161,670           44.9        36,790
                  --------------        -----    --------------        -----    --------------        -----    -----------
  Total.........       205,657          100.0         281,668          100.0         359,672          100.0        93,973
Cost of goods
  sold:
  Polo
    Jeans(1)....            --             --          54,888           53.0         116,620           58.9        31,794
  Sun
   Division(2)..       153,513           74.6         136,513           76.7         116,715           72.2        24,835
                  --------------                 --------------                 --------------                 -----------
  Total.........       153,513           74.6         191,401           68.0         233,335           64.9        56,629
Gross profit:
  Polo
    Jeans(1)....            --             --          48,694           47.0          81,382           41.1        25,389
  Sun
   Division(2)..        52,144           25.4          41,573           23.3          44,955           27.8        11,955
                  --------------                 --------------                 --------------                 -----------
  Total.........        52,144           25.4          90,267           32.0         126,337           35.1        37,344
Selling, general
  and
  administrative
  expenses......        33,295           16.2          64,329           22.8          84,044           23.4        23,695
Depreciation and
 amortization...         2,846            1.4           6,853            2.4           6,292            1.7         1,830
Operating
  income........    $   16,003            7.8%     $   19,085            6.8%     $   36,001           10.0%    $  11,819


                      % OF
                    NET SALES
                  -------------

Net sales:
  Polo Jeans....         60.9%
  Sun
    Division....         39.1
                        -----
  Total.........        100.0
Cost of goods
  sold:
  Polo
    Jeans(1)....         55.6
  Sun
   Division(2)..         67.5

  Total.........         60.3
Gross profit:
  Polo
    Jeans(1)....         44.4
  Sun
   Division(2)..         32.5

  Total.........         39.7
Selling, general
  and
  administrative
  expenses......         25.2
Depreciation and
 amortization...          1.9
Operating
  income........         12.6%

------------------------------

(1) Percentages are of Polo Jeans Net Sales.

(2) Percentages are of Sun Division Net Sales.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

    Net sales increased 16.8% to $94.0 million in the first quarter of 1998 from $80.5 million in the corresponding quarter of 1997. This increase was primarily attributable to strong retail sales of Polo Jeans Products which resulted in a 29.7% increase in the net sales of Polo Jeans Products to $57.2 million in the first quarter of 1998 from $44.1 million in the corresponding quarter of 1997. Net sales of the Sun Division Products increased to $36.8 million in the first quarter of 1998 from $36.4 million in corresponding quarter of 1997.

    Gross profit as a percentage of net sales ("gross margin") increased to 39.7% in the first quarter of 1998 from 34.6% in the corresponding quarter of 1997. This increase was primarily attributable to increased gross margins in both the Polo Jeans and Sun Division businesses and an increase in the net sales of the Company's higher margin products. Net sales of Polo Jeans Products, which represented 60.9% of total net sales in the first quarter of 1998 compared to 54.8% in the corresponding quarter of 1997, generate a higher gross margin than the Sun Division Products. The Polo Jeans Products gross margin improved to 44.4% in the first quarter of 1998 from 41.9% in the corresponding quarter of 1997, as a result of improved sourcing and manufacturing efficiencies, as well as a more favorable sales mix. The Sun Division Products gross margin increased to 32.5% in the first quarter of 1998 from 25.6% in the corresponding quarter of 1997, as a result of improved manufacturing and distribution efficiencies and a reduction in denim prices.

    Selling, general and administrative expenses increased 28.6% to $23.7 million, or 25.2% of net sales, in the first quarter of 1998 from $18.4 million or 22.9% of net sales in the corresponding quarter of 1997. This increase was primarily attributable to the increase in net sales of Polo Jeans Products which resulted in increased selling, royalty and advertising expenses.

    Interest expense increased to $5.7 million in the first quarter of 1998 from $1.3 million in the corresponding quarter of 1997. This increase was attributable to increased borrowings and higher interest rates in connection with the Recapitalization in September 1997.

    Income tax expense increased to $2.4 million in the first quarter of 1998 from $0.3 million in the corresponding quarter of 1997. This increase was attributable to the change in the tax status of the Company in connection with the Recapitalization in September 1997. Prior to the Recapitalization, the Company operated under Subchapter S of the Code and the Company's income was taxable only at the stockholder level and not at the corporate level. If the Company had paid federal income taxes as a C corporation under the Code in both periods, the effective tax rates for the three month periods ended March 31, 1998 and 1997 would have been comparable.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 28, 1996

    Net sales increased 27.7% to $359.7 million in 1997 from $281.7 million in 1996. This increase was primarily attributable to the continued growth of the Company's Polo Jeans division, which began shipping Polo Jeans Products in the second quarter of 1996. Net sales of Polo Jeans Products increased 91.2% to $198.0 million in 1997 from $103.6 million in 1996 . Net sales of the Sun Division business declined 9.2 % to $161.7 million in 1997 from $178.1 million in 1996, due in part to the Company's strategic reduction of sales to or exit from certain low margin accounts and certain financially distressed retailers offset, in part, by additional sales to existing and new customers.

    Gross margin increased to 35.1% in 1997 from 32.0% in 1996. This increase was largely attributable to the first full year of sales of Polo Jeans Products. Net sales of Polo Jeans Products, which represented 55.1% of total net sales in 1997, generate a higher gross margin than the Sun Division Products. Polo Jeans Products generated a gross margin of 41.1% in 1997. The Sun Division Products gross margin increased to 27.8% in 1997 from 23.3% in 1996, as a result of the Company's reduction of sales to and exit from certain low margin accounts, improved manufacturing efficiencies and a reduction in denim prices.

    Selling, general and administrative expenses increased 30.6% to $84.0 million, or 23.4% of net sales, in 1997 from $64.3 million or 22.8% of net sales in 1996. This increase was attributable to investments in organizational infrastructure to support growth and increased design, advertising, marketing, royalty and distribution expenses from a full year of Polo Jeans Products sales and operations in 1997.

    Interest expense increased to $10.4 million in 1997 from $4.2 million in 1996. This increase was attributable to the increased borrowings and higher interest rates in connection with the Recapitalization in September 1997.

    Income tax expense increased to $3.7 million in 1997 from $0.9 million in 1996. Substantially all of this increase was attributable to the change in tax status of the Company in connection with the Recapitalization on September 26, 1997. Prior to the Recapitalization, the Company operated under Subchapter S of the Code and the Company's income was taxable only at the stockholder level and not at the corporate level. The net federal income tax provision of $1.8 million in 1997 reflects federal income tax for the period of September 26, 1997 through December 31, 1997, offset by a $2.0 million benefit recorded at the time of the Company's conversion to a C corporation in accordance with Accounting Standards Board No. 109, "Accounting for Income Taxes". In addition, the tax expense reflects both a Texas franchise tax, based on the Company's Texas incorporation, and a Mexican income tax. If the Company had paid federal income taxes as a C corporation under the Code in both periods, the effective tax rates for 1997 and 1996 would have been comparable.

YEAR ENDED DECEMBER 28, 1996 COMPARED TO YEAR ENDED DECEMBER 30, 1995

    Net sales increased 37.0% to $281.7 million in 1996 from $205.7 million in 1995. This increase was attributable to the launch of the Polo Jeans line in the second and third quarter of 1996 which contributed $103.6 million in net sales. Net sales from Sun Division Products decreased 13.4% to $178.1 million from $205.7 million in 1995 due to financial difficulties at certain large retail accounts as well as the Company's decision to reduce sales to certain of such accounts.

    Gross margin increased to 32.0% in 1996 from 25.4% in 1995. This increase was largely attributable to the retail launch of the Polo Jeans line in the third quarter of 1996. Net sales of Polo Jeans Products, which represented 36.8% of total net sales in 1996, have a higher gross margin than the Sun Division Products. The Sun Division Products gross margin decreased to 23.3% in 1996 from 25.4% in 1995, primarily as a result of competitive pressures for private label brand manufacturing in specialty and discount stores and an increase in denim prices.

    Selling, general and administrative expenses increased 93.2% to $64.3 million, or 22.8% of net sales, in 1996 from $33.3 million or 16.2% of net sales in 1995 due to a full year of start-up expenses relating to the launch of the Polo Jeans line compared to only a half-year of Polo Jeans Products sales. Start-up expenses relating to the launch of the Polo Jeans line included investments in organizational infrastructure, selling, advertising, marketing and distribution expense and royalty expense to Polo Ralph Lauren under the Polo Jeans License.

    Interest expense increased to $4.2 million in 1996 from $3.2 million in 1995. This increase was attributable to increased borrowings as a result of the higher working capital requirements of the Polo Jeans Products business.

    During 1995 and 1996 the Company operated as a Subchapter S Corporation and therefore was not required to provide for federal income taxes. The Company did, however, provide for both Texas franchise tax and foreign income tax. In total, the expense increased to $0.9 million in 1996 from $0.5 million in 1995. If the Company had paid federal income taxes as a C corporation under the Code in both periods, the effective tax rates for 1996 and 1995 would have been comparable.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of liquidity have been cash flows from operations and borrowings under credit facilities. The Company's short term cash needs are primarily for working capital to support growth in operations, including inventory and receivables, and for capital expenditures, which include the construction and renovation of Polo Jeans in-store shops, expansion of the Company's Mexican manufacturing operations and investment in management information systems. The Company's need for liquidity has increased as a result of interest payable on the indebtedness incurred in connection with the Recapitalization.

    Net cash provided by operating activities increased to $28.6 million in 1997 from a use of cash of $19.3 million in 1996 primarily as a result of a substantial growth in sales with a higher gross margin, resulting in improved operating results. Furthermore, the 1996 results include start-up expenses and investments in working capital associated with the launch of the Polo Jeans line. The improved operating results were partially offset by changes in working capital which include a $2.7 million increase in inventory to support the significant increase in Polo Jeans Products projected sales for the first half of 1998 and a $3.5 million increase in accounts receivable which can be attributed to higher fourth quarter 1997 sales of the Polo Jeans division. Net cash used in operating activities in 1996 is due to the growth in working assets, particularly accounts receivable and inventory, in connection with the launch of the Polo Jeans line in the second half of 1996. Specifically, accounts receivable increased $28.5 million and inventory increased $28.9 million. Net cash used in investing activities decreased to $10.5 million in fiscal 1997 from $13.2 million in fiscal 1996 as a result of a decrease in capital expenditures, which in 1996 were associated with the initial rollout of the Polo Jeans line.

    Financing activities primarily consisted of the effects of the Recapitalization and distributions to stockholders. Prior to the Recapitalization, the Company was a Subchapter S Corporation and net income was included in the stockholders' income for federal, and certain state tax filings. To accommodate the payment of taxes, the Company generally made substantial distributions to the stockholders throughout the years.

    On September 26, 1997, the Company entered into a senior secured credit facility arranged by Chase (the "Bank Credit Facility") that provides for up to $235.0 million in committed credit by a group of participating banks. A "swingline" loan facility of $10.0 million is provided within the Bank Credit Facility to accommodate zero balance banking. The Bank Credit Facility provides for aggregate term debt of $155.0 million, consisting of two term loans. The first Term Loan (the "Tranche A Term Loan") provides for $45.0 million payable in escalating quarterly payments beginning March 1998 through September 2003. The second Term Loan (the "Tranche B Term Loan") provides for quarterly payments aggregating $1.0 million per fiscal year through fiscal 2002 and $16.0 million in fiscal 2003, with the balance of $90.0 million due in 2004. Interest is generally payable quarterly on the outstanding term loans at interest rate options selected by the Company. The interest rate options for all outstanding amounts (term loans and revolving credit loans) are based upon the Prime Rate, the Federal Funds Effective Rate, or LIBOR (plus applicable margin) as defined by the Bank Credit Facility. At December 31, 1997, the Company's interest rate was 8.74%, 9.24%, and 8.74% for the Tranche A Term Loan, the Tranche B Loan, and the Revolving Loans (as defined herein), respectively. Borrowings under the Bank Credit Facility are secured by factor receivable balances, accounts receivable, inventories, machinery and equipment, real property, and intangibles.

    In addition to the term loans, the Bank Credit Facility provides for revolving credit loans (the "Revolving Credit Facility") to the Company from September 26, 1997 to September 30, 2003, in aggregate amount outstanding at any one time up to $80.0 million. The aggregate amount of all borrowings under the Revolving Credit Facility (including swingline loans) at any time outstanding shall not exceed a specified borrowing base then in effect. The Revolving Credit Facility is subject to a borrowing base generally consisting of up to 85% of eligible accounts receivable, 55% of eligible inventory and 50% of trade letters of credit, subject to certain sublimits. At December 31, 1997, the Company had approximately $70.4 million available under the borrowing base, of which $27.0 million was utilized under the Revolving Credit Facility. The Bank Credit Facility also provides for irrevocable standby letters of credit and irrevocable trade letters of credit to be issued under the Revolving Credit Facility on behalf of the Company up to $5.0 million and $30.0 million, respectively, subject to certain borrowing limitations.

    The Bank Credit Facility contains restrictive covenants relating to, among other things, additional borrowings, additional liens, additional guarantees, the declaration or payment of dividends, transactions with subsidiaries, mergers or acquisitions, investments, asset sales, and capital expenditures. The Bank Credit Facility includes certain financial covenants including, but not limited to, minimum interest coverage, minimum fixed charge coverage, and a maximum leverage ratio.

    The Company has entered into certain interest rate protection agreements covering approximately $77.5 million of its borrowings. As of December 31, 1997, these agreements were in a net unfavorable position with a fair market value of approximately $0.2 million.

    The Company estimates that capital expenditures for 1998 will be approximately $16 million. These expenditures are primarily for the expansion of the Polo Jeans in-store shop program, the relocation of the Polo Jeans division showroom and administrative offices, further expansion of manufacturing operations in Mexico and continued investment in management information systems including the implementation of a warehouse management system in for Sun Division Products.

    The Company owns and operates five jeanswear and casual bottoms sewing and finishing facilities in Mexico and intends to expand these facilities in the near future as part of its growth strategy. In addition, the Company plans to shift cutting and portions of its other operations from the United States to Mexico to further reduce manufacturing costs. While the Company believes that the expansion of its manufacturing facilities and relocation of certain operations to Mexico will ultimately reduce manufacturing costs, such activities will also result in significant capital expenditures and certain charges, primarily in fiscal years 1999, 2000 and 2001.

    Based upon current operations and anticipated future growth, the Company believes that its cash flow from operations together with available borrowings under the revolving credit facility will be adequate to meet anticipated cash requirements for working capital, capital expenditures and scheduled principal and interest payments.

YEAR 2000 COMPLIANCE

    The Company believes that its internal information systems are Year 2000 compliant or will be so after giving effect to upgrades or replacements in connection with previously planned changes to its information systems prior to the need to comply with Year 2000 requirements. Although the Company believes that Year 2000 compliance will not have a material adverse effect, the Company is uncertain as to the extent its customers and suppliers may be affected by Year 2000 issues.

NEW ACCOUNTING STANDARDS

BUSINESS SEGMENTS

    In June 1997, the FASB issued Statement No. 131, "Financial Reporting for Segments of a Business Enterprise" ("FAS 131"). FAS 131 specifies the computation, presentation, and disclosure requirements for business segment information, and requires that segments be identified based on internal financial reporting at the level reported to the chief operating decision maker. FAS 131 supersedes FAS 14,

"Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt FAS 131 for its December 31, 1998 financial statements, and expects to disclose financial information for two operating segments, the Polo Jeans business and the Sun Division business.

COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes new rules for the reporting and display of comprehensive income and its components. These disclosures are required for the first quarter of 1998. FAS 130 requires changes such as unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments, which currently are reported in shareholders' equity, to be included in other comprehensive income and has no transactions that generate items of other comprehensive income, and the adoption of FAS 130 is not expected to have a significant impact on the financial statement disclosures.

SEASONALITY

    The following table sets forth, for the last nine fiscal quarters, certain statement of operations data for the Polo Jeans business, the Sun Division business and the Company as a whole:

                                                              FOR THE QUARTERS ENDED
                        --------------------------------------------------------------------------------------------------
                         MARCH 30,    JUNE 29,     SEPT. 28,   DEC. 28,    MARCH 31,    JUNE 30,     SEPT. 26,   DEC. 31,
                           1996         1996         1996        1996        1997         1997         1997        1997
                        -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Net sales:
  Polo Jeans..........          --    $   1,663    $  55,912   $  46,007   $  44,083    $  40,898    $  46,182   $  66,839
  Sun Division........   $  37,699       43,165       54,590      42,632      36,392       38,810       39,945      46,523
                        -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
  Total...............      37,699       44,828      110,502      88,639      80,475       79,708       86,127     113,362
Cost of goods sold:
  Polo Jeans..........          --          843       28,925      25,120      25,595       25,910       25,950      39,165
  Sun Division........      28,468       34,063       40,876      33,106      27,066       28,886       29,852      30,911
                        -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
  Total...............      28,468       34,906       69,801      58,226      52,661       54,796       55,802      70,076
Gross profit:
  Polo Jeans..........          --          820       26,987      20,887      18,488       14,988       20,232      27,674
  Sun Division........       9,231        9,102       13,714       9,526       9,326        9,924       10,093      15,612
                        -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
  Total...............       9,231        9,922       40,701      30,413      27,814       24,912       30,325      43,286
Selling, general and
  administrative
  expenses............       8,668        8,711       26,011      20,939      18,432       18,153       22,320      25,139
Depreciation and
  amortization........         846        1,374        1,097       3,536       1,459        1,482        1,418       1,933
                        -----------  -----------  -----------  ---------  -----------  -----------  -----------  ---------
Operating income......       ($283)       ($163 ) $   13,593   $   5,938  $    7,923   $    5,277   $    6,587   $  16,214


                         MARCH 31,
                           1998
                        -----------
Net sales:
  Polo Jeans..........   $  57,183
  Sun Division........      36,790
                        -----------
  Total...............      93,973
Cost of goods sold:
  Polo Jeans..........      31,794
  Sun Division........      24,835
                        -----------
  Total...............      56,629
Gross profit:
  Polo Jeans..........      25,389
  Sun Division........      11,955
                        -----------
  Total...............      37,344
Selling, general and
  administrative
  expenses............      23,695
Depreciation and
  amortization........       1,830
                        -----------
Operating income......  $   11,819

    Demand for the Company's apparel products and its level of sales fluctuate during the course of the calendar year as a result of seasonal buying trends. An increase in sales of jeans and casual apparel generally occurs during the Fall and Holiday selling seasons (the Company's third and fourth quarter, respectively). Accordingly, the Company's operating results will fluctuate from quarter to quarter.

                                    BUSINESS

    The Company is a leading designer, manufacturer and distributor of jeanswear, sportswear, and related apparel for men, women and children under licensed brands, private label brands and Company owned brands, the most prominent of which is the POLO JEANS COMPANY RALPH LAUREN licensed brand. The Company markets and distributes its products nationally through a broad array of distribution channels, including department stores, specialty stores and mass merchandisers. Through its brand marketing and development expertise, diversified product offerings, manufacturing capabilities and comprehensive distribution network, the Company reaches a broad range of consumers and distinguishes itself from competitors.

    In late 1995, the Company entered into exclusive long-term license and design agreements with Polo Ralph Lauren for the design, manufacture and distribution of men's and women's jeanswear, sportswear and related apparel under the Polo Jeans trademark in the United States and its territories. Polo Ralph Lauren is one of the world's most recognized consumer brands and has been a leader in the design, marketing and distribution of premium lifestyle products for over 30 years. The Polo Jeans collection targets youthful, brand conscious consumers, capitalizing on the distinctive name recognition and lifestyle image created by Polo Ralph Lauren. The Polo Jeans Products maintain the high quality standards and prestige of Polo Ralph Lauren at price points that are competitive with other denim based designer collections and lower than most apparel collections bearing the "Polo" name. The Company markets its Polo Jeans line in leading department stores, specialty stores and Polo Ralph Lauren retail stores. Launched at retail for Fall 1996, the Polo Jeans collection is currently distributed to more than 3,000 department and specialty store doors and generated $198.0 million in net sales in 1997, the first full fiscal year of distribution of Polo Jeans Products.

    Since its inception in 1979, the Company has focused primarily on the design, manufacture and distribution of jeanswear and casual bottoms for all size ranges, at various price points under private label brands, contract manufacturing programs, licensed brands and Company owned brands. The Company manufactures Sun Division Products for leading retailers and manufacturers such as Wal-Mart, The Limited, J.C. Penney, Federated and Sara Lee. While manufacturing high quality jeanswear and casual bottoms in diverse styles, fits and finishes, the Company distinguishes itself from other denim based apparel manufacturers by providing value-added services in design, merchandising, production and inventory management. The Sun Division Products are currently distributed nationwide to more than 18,000 store doors. In fiscal 1997, Sun Division Products generated $161.7 million in net sales.

    Primarily as a result of the launch of the Polo Jeans line in fiscal 1996, the Company has experienced rapid growth, with net sales increasing from $205.7 million in fiscal 1995 to $359.7 million in fiscal 1997. During the same period, operating income increased from $16.0 million to $36.0 million, and the operating margin increased from 7.8% to 10.0%. In the first three months of fiscal 1998, net sales and operating income increased from $80.5 million and $7.9 million to $94.0 million and $11.8 million, respectively, while the operating margin increased from 9.8% to 12.6% compared to the corresponding period of fiscal 1997.

    The Company believes that its success is due to a number of fundamental strengths, including: proven success in brand marketing and development, full service design and merchandising expertise, modern and vertically integrated jeanswear manufacturing and distribution facilities, international sourcing capabilities and customer inventory management. The Company believes that these strengths position the Company to execute its growth strategy.

    The Company's management operating committee has an average of over 14 years of experience in the apparel industry. Eric A. Rothfeld, Chairman, President and Chief Executive Officer of the Company, has been leading the Company's operations for over 15 years. The Company has built an

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experienced management team with expertise in all facets of the apparel business. Through management's extensive knowledge of the jeanswear and sportswear industry and its longstanding relationships with designers and retailers, management has successfully grown the Company into a market leader for brand development of jeanswear, sportswear and related apparel lines.

GROWTH STRATEGY

    The Company's core competencies position it to grow its existing businesses and attract additional opportunities in brand licensing and ownership and private label manufacturing.

    CAPITALIZE ON THE STRENGTH OF THE POLO JEANS COMPANY RALPH LAUREN BRAND. The Company believes that there are multiple opportunities to further grow the Polo Jeans business, which was launched at retail for Fall 1996.

    - EXPAND IN-STORE SHOPS. The Company expects to increase the retail presence of Polo Jeans Products through the expansion of existing in-store shops and the installation of additional in-store shops. In-store shops are areas within department stores dedicated to Polo Jeans Products utilizing signature Polo Jeans fixtures. The in-store shops, which range from 300 to 2,500 square feet, are designed to effectively display and merchandise Polo Jeans Products. The Company believes that, in addition to increasing sales, in-store shops enhance the consumer's shopping experience, promote the Polo Jeans lifestyle image and build loyalty among consumers. As of March 31, 1998, there were 682 Polo Jeans in-store shops covering more than 243,000 square feet of fixtured retail selling space. The Company currently expects to have over 1,200 in-store shops covering more than 500,000 square feet of fixtured retail selling space in department stores by the end of 1998.

    - INCREASE DOOR PENETRATION. Within the Company's existing customer base, management believes it has significant opportunity in both its men's and women's Polo Jeans lines to increase penetration in its existing department store doors and expand to additional doors. The Company anticipates that by the end of 1998 the Polo Jeans Collection will be distributed to more than 3,200 department and specialty store doors.

    - INCREASE SALES TO POLO RALPH LAUREN RETAIL STORES. The Company anticipates that retail stores owned and operated by Polo Ralph Lauren will provide significant opportunities to grow the Polo Jeans business. Polo Ralph Lauren currently owns and operates more than 70 Polo Ralph Lauren Factory Outlets, all of which carry certain Polo Jeans Products, and two Polo Jeans Company Factory Outlets. In late 1997, Polo Ralph Lauren opened its first full-price Polo Jeans Company retail store dedicated to the Company's Polo Jeans Products. Polo Ralph Lauren has announced plans to open two additional such stores as well as four additional Polo Jeans Company Factory Outlets by the end of 1998 and expects to open five full-price Polo Jeans Company retail stores and ten Polo Jeans Company Factory Outlets during 1999. The Company believes that the continued roll-out of outlet and retail stores by Polo Ralph Lauren will augment Polo Jeans Products sales and enhance consumer recognition of the Polo Jeans brand.

    - SELECTIVELY EXPAND ACCOUNT BASE. Based on the strong demand for Polo Jeans Products, the Company believes that additional growth can be achieved by selectively expanding the Polo Jeans business account base in both department stores and specialty stores.

    - BROADEN PRODUCT OFFERINGS. The Company will continue to expand product offerings within its Polo Jeans collection to attract youthful, brand conscious consumers and enhance its image as a lifestyle brand. In addition to expanding its denim product offerings, the Company intends to broaden offerings of Polo Jeans Products in casual bottoms, knitwear, sweaters and outerwear.

    EXPAND SUN DIVISION BUSINESS. The Company believes that the Sun Division business is well positioned for controlled growth through increasing customer penetration, expanding distribution and broadening product offerings.

    - INCREASE EXISTING CUSTOMER DOOR PENETRATION. The Company manufactures its Sun Division Products for a broad array of established retailers, including department stores, specialty stores and mass merchandisers. The Company manufactures these products under well recognized brands, such as FADED GLORY (Wal-Mart), EXPRESS (The Limited), THE ARIZONA JEANS COMPANY (J.C. Penney), and BADGE (Federated). By virtue of the Company's ability to produce basic and fashion jeanswear and casual bottoms for all size ranges, the Company believes that there are significant opportunities for further penetration within the Company's existing customer base by expanding to new departments and offering additional merchandise within existing departments.

    - SELECTIVELY EXPAND ACCOUNT BASE. The Company's longstanding reputation as a manufacturer and distributor of high quality jeanswear, together with the success of the Polo Jeans business, position the Company to expand its Sun Division Products account base. In 1997, the Company began a new contract manufacturing program with the JUST MY SIZE division of Sara Lee and recently began new private label programs for Dayton Hudson, Sears, Talbots and Wet Seal. In addition, as the Polo Jeans line has been launched internationally by Polo Ralph Lauren, the Company has become the primary jeanswear contractor for many Polo Jeans Company Ralph Lauren international licensees. The Company will continue to explore opportunities to develop additional accounts for its Sun Division Products business with department stores, specialty stores, mass merchandisers and manufacturers.

    - BROADEN PRODUCT OFFERINGS. The Company will continue to expand Sun Division Products offerings to attract new customers. In addition to expanding its jeanswear offerings, the Company intends to broaden its offerings of casual bottoms.

    PURSUE ADDITIONAL OPPORTUNITIES IN LICENSING AND BRAND OWNERSHIP. Building on its success in brand marketing and development, together with its jeanswear manufacturing and distribution expertise, the Company believes it is well-positioned to pursue additional opportunities in licensing and brand ownership. For example, the Company is presently the exclusive worldwide licensee for TODD OLDHAM JEANS, a collection of jeanswear and sportswear targeted toward the sophisticated, fashion forward consumer and distributed to better department stores and specialty stores. In the Fall 1998 season, the Company is scheduled to introduce at Nordstrom, Wet Seal and other select department and specialty stores a more moderately priced Todd Oldham jeanswear and sportswear line under the TO(2) brand name for the junior market. The Company intends to continue to evaluate and pursue new opportunities in licensing and brand ownership.

    INCREASE PRODUCTION CAPACITY AND FURTHER REDUCE MANUFACTURING COSTS. The Company owns and operates five modern jeanswear and casual bottoms sewing and finishing facilities in Mexico and intends to expand these facilities in the near future. In addition, the Company plans to shift cutting and portions of its other operations from the United States to Mexico to further reduce manufacturing costs. The Company owned facilities, combined with an established network of contractors, provide production flexibility, while maintaining the Company's position as a low cost and high quality supplier of jeanswear and casual bottoms.

POLO JEANS COMPANY BUSINESS

    POLO JEANS PRODUCTS. The Company's Polo Jeans Products consist primarily of men's and women's jeanswear, sportswear and related apparel. The Polo Jeans line is designed to maximize in-store impact while minimizing fashion risk. A major portion of the Polo Jeans line is comprised of core, recurring styles which are less susceptible to fashion obsolescence and less seasonal in nature than fashion products.

    Polo Jeans Products are categorized into three groups: automatic replenishment, basics, and fashion merchandise. The automatic replenishment merchandise consist of the Company's core products and their styles reflect little variation from season to season. These products include jeans, shorts, T-shirts and caps and are shipped daily under the Company's quick response automatic replenishment program, whereby customer orders are generally shipped within 24 hours to one week from receipt of the orders (the "Replenishment Program"). See "--Manufacturing, Sourcing and Distribution". Automatic replenishment merchandise represented approximately 40% of the Company's Polo Jeans Products net sales in 1997. The Company complements automatic replenishment merchandise with its key item basics, which include items with similar styles to the automatic replenishment merchandise but with a broader range of colors and fabrics. These basics also consist of selected casual bottoms and tops that are generally seasonal in nature and are carried on the sales floor by retailers for an entire season. Certain best-selling basics may ultimately be added to the Company's Replenishment Program. Basics represented approximately 35% of Polo Jeans Products net sales in 1997. To appeal to fashion conscious consumers, the Company continually updates the Polo Jeans Products assortment by offering fashion merchandise which reflects current trends in color, fabrication and styling. Fashion merchandise is sold and shipped on a monthly basis and is generally ordered by customers well in advance of the selling season. Fashion merchandise represented approximately 25% of the Polo Jeans Products net sales in 1997.

    Through the Polo Jeans line, the Company intends to leverage and further develop the name recognition and lifestyle image created by Polo Ralph Lauren, in order to capture the increasing buying power of youthful, brand conscious consumers. The Polo Jeans business is focused primarily on a younger market and serves to introduce this generation to the distinctive lifestyle image of Polo Ralph Lauren in a contemporary manner. The Polo Jeans Products maintain the high quality standards and prestige of Polo Ralph Lauren at price points that are competitive with other denim based designer collections and lower than most apparel collections bearing the "Polo" name. See "--License Agreements--Polo Jeans Company License".

    The Company employs its own in-house Polo Jeans design staff, which travels throughout the United States and internationally in order to monitor and interpret fashion trends and discover new fabrics. The designs of the Polo Jeans Products are influenced by contemporary music, television, cinema and other forms of artistic expression. The design staff collaborates with Ralph Lauren and his design team on many of the Polo Jeans Products. In addition, as Polo Ralph Lauren has launched the Polo Jeans line internationally, many of the Polo Ralph Lauren international licensees have used the Company's designs of Polo Jeans Products. The Company receives a design fee in connection with Polo Jeans international sales.

    SALES. The Company markets its Polo Jeans line in leading department stores, specialty stores and Polo Ralph Lauren retail stores. Key customers include Federated (including Macy's and Bloomingdale's), May Co. (including Lord & Taylor and Foley's), Dillard's and Dayton Hudson. In addition, Polo Ralph Lauren currently owns and operates more than 70 Polo Ralph Lauren Factory Outlets, all of which carry certain Polo Jeans Products, and two Polo Jeans Company Factory Outlets. In late 1997, Polo Ralph Lauren opened its first full-price Polo Jeans Company retail store dedicated to the Company's Polo Jeans Products. Polo Ralph Lauren has announced plans to open two additional such stores as well as four additional Polo Jeans Company Factory Outlets by the end of 1998 and expects to open five full-price Polo Jeans Company retail stores and ten Polo Jeans Company Factory Outlets during 1999. The Company believes that the continued roll-out of outlet and retail stores by Polo Ralph Lauren will augment Polo Jeans Products sales and enhance consumer recognition of the Polo Jeans brand. Although products for Polo Ralph Lauren full-price and outlet stores are generally sold at a discount to the Company's wholesale prices, the Company does not have any royalty, advertising or markdown expenses with respect to such sales.

    MEN'S LINE. The Polo Jeans men's line is sold in approximately 1,400 department store doors and 1,500 specialty store doors. By the end of 1998 the Company expects to have over 650 in-store shops in department stores. Menswear products accounted for approximately 60% of net sales of Polo Jeans Products in 1997.

    WOMEN'S LINE. The Polo Jeans women's line is sold in over 900 department store doors and over 900 specialty store doors. By the end of 1998 the Company expects to have over 600 in-store shops in department stores. Womenswear represented approximately 40% of net sales of Polo Jeans Products in 1997. The Company anticipates that womenswear will represent a greater percentage of Polo Jeans Product sales by the end of 1998.

    The Company employs a staff of in-house account managers and regional account executives for both men's and women's sales who manage the department store, specialty store and Polo Ralph Lauren retail store business. Each account manager interfaces with a retail analyst to evaluate and plan growth for each customer by door. The sales and retail planning group is integrated into the merchandise planning process to ensure correct inventory flow. This team integration approach maximizes sales and manages inventory throughout the product development, sales and distribution process.

    RETAIL DEVELOPMENT. In-store shops and fixtured environments are a critical component of the Polo Jeans marketing strategy as they are designed to effectively display and merchandise Polo Jeans Products. The Company believes that, in addition to maximizing sales per square foot, in-store shops and fixtured environments enhance the consumer's shopping experience, promote the Polo Jeans lifestyle image and build loyalty among consumers. These shops also serve to differentiate the youthful lifestyle image of Polo Jeans Products from other Polo Ralph Lauren products through the use of distinctive fixturing and visuals. The Company will spend approximately $8.5 million in 1998 both on expanding existing shops and adding new in-store shops. The Company believes that in-store shops stimulate long term commitments from retailers as well as significantly improve sales productivity. The Company currently expects to have over 1,200 in-store shops covering more than 500,000 square feet of fixtured retail selling space in department stores by the end of 1998. Approximately 50% of the department store doors will have fixtured environments, increasing the amount of Polo Jeans fixtured retail real estate in one year by approximately 140%.

    The Company has developed a sophisticated retail development program that encompasses in-house shop planning and visual merchandising, state-of-the-art shop imaging systems, a coordinator team of regional merchandisers, and in-store specialists. Coordinators cover approximately 70% of the Polo Jeans department store doors and ensure that the Polo Jeans Products are merchandised in the best available locations and are prominently displayed to maximize sales volume. The coordinators train the department store sales associates about the Polo Jeans Products brand image and merchandising standards. The continued expansion of retail development is a key element in the Company's growth strategy.

    MARKETING AND ADVERTISING. The Company has been focused on creating exciting marketing and advertising campaigns for Polo Jeans to build brand awareness and appeal to its target market of youthful, brand conscious consumers. The Company spent over $22 million on launch advertising during 1996 and 1997 to establish the Polo Jeans Products brand image. While Polo Ralph Lauren maintains final authority in creating, producing and placing the advertising, the Company works closely with Polo Ralph Lauren to develop innovative advertising and integrated marketing efforts to heighten brand awareness. In addition to advertising in a broad range of fashion magazines, the Company has expanded Polo Jeans advertising into lifestyle publications, outdoor advertising and radio advertising. Further, the Company has created the "Polo Jeans Outdoor Cinema" to showcase independent films, developed at-counter movie promotions with retailers in conjunction with Miramax Film Corp. and ENTERTAINMENT WEEKLY, among others, and run a nationwide movie-short in Sony Retail Entertainment's Loews theaters and other major theater chains. These imaginative advertising and promotional venues are aimed to differentiate the brand and reach the target customer. In addition, the Company benefits from the advertising campaigns of Polo Ralph Lauren and its other licensees. During the 12 months ended March 31, 1998, Polo Ralph Lauren and its licensing partners (including the Company) collectively spent more than
$   million worldwide to advertise and promote Polo Ralph Lauren products.

SUN DIVISION BUSINESS

    SUN DIVISION PRODUCTS. The Company's Sun Division Products consist of jeanswear and casual bottoms for men, women, and children, in all sizes ranging from toddlers to men's big and tall and women's plus sizes. More than 40% of the Sun Division Products business consists of basic five pocket jeans in core denim fabrics distributed through the Company's Replenishment Program, with the balance representing basic and fashion jeanswear and casual bottoms produced on a cut-to-order basis only. The fashion component is derived from a broad range of silhouettes, fabrications and finishes intended to appeal to younger, more style conscious consumers. The Company is able to quickly produce fashion items on a cut-to-order basis because of its flexible manufacturing process, thus substantially reducing inventory risk and enabling the Company to respond to fashion trends.

    SALES. The Company markets its Sun Division Products nationally to major retailers across numerous channels of distribution. The Sun Division Products are currently distributed nationwide to more than 18,000 store doors. The Company manufactures its products for such leading retailers and manufacturers as Wal-Mart, The Limited, J.C. Penney, Federated and Sara Lee, each targeting different channels of distribution. The Company's longstanding reputation as a manufacturer and distributor of high quality jeanswear and casual bottoms, together with the success of the Polo Jeans business, has fostered the expansion of the Company's Sun Division Products account base. The Company is continuing to explore opportunities to develop additional accounts with department stores, specialty stores, mass merchandisers and manufacturers as well as further penetrate its existing customer base.

    Within the Sun Division, private label sales have become an increasingly important component and currently represent approximately 80% of the Company's Sun Division business. The balance of the Sun Division business consists primarily of licensed brand sales under the Todd Oldham, Sasson and Robert Stock labels, sales under the Company owned Code Bleu brand and contract manufacturing, including Just My Size jeans for Sara Lee.

    In its Sun Division, the Company concentrates on maintaining a balance of customers across different distribution channels. In 1997, department stores represented approximately 27% of sales, speciality stores represented approximately 26%, mass merchandisers represented approximately 41% of net sales, and manufacturers represented approximately 6% of net sales.

    The Company employs a sales staff of in-house account managers with strong backgrounds in retail, design and merchandising, production and distribution. These highly trained specialists are able to respond to the diverse needs of the buying, production and logistical staffs of retailers and manufacturers, offering the technical expertise to facilitate and expedite the rapid conversion of fashion concepts into samples, production, and retail sales. With respect to the Replenishment Program, the account managers work closely with retail analysts and production coordinators to ensure there are adequate and not excessive inventory levels to meet consumer demands. For the fashion cut-to-order business, the account managers interface with the design and merchandising staff to create innovative, affordable merchandise.

    TODD OLDHAM JEANS BUSINESS. The Company is the exclusive worldwide licensee for Todd Oldham Jeans, a collection of jeanswear and sportswear targeted toward the sophisticated, fashion forward consumer and distributed to better department stores and specialty stores, at price points that are higher than Polo Jeans but significantly lower than Todd Oldham's couture collection.

    In the Fall 1998 season, the Company is scheduled to introduce at Nordstrom, Wet Seal and other select department and specialty stores a more moderately priced Todd Oldham jeanswear and sportswear line under the TO(2) brand name for the junior market.

MANUFACTURING, SOURCING AND DISTRIBUTION

    The Company has devoted substantial resources to the development of low-cost, high-quality and versatile manufacturing and sourcing. The Company's modern and vertically integrated manufacturing and distribution facilities in the United States and Mexico, combined with the global sourcing capabilities developed through its Polo Jeans business, provide the Company with the flexibility and efficiency necessary to offer its customers a broad variety of products tailored to their specific design, pricing and delivery requirements.

    The Company has distinguished itself from many of its jeanswear competitors by virtue of its extensive control of the manufacturing process. The Company is vertically integrated in manufacturing jeanswear and casual bottoms, beginning with the design and merchandising process, through cutting, assembly, finishing and distribution. Approximately 80% of the Company's jeanswear products are cut in Company owned facilities, 40% are assembled in Company owned facilities, and 70% are finished in Company owned facilities. Virtually all of the remaining jeanswear is assembled and finished through the Company's network of Mexican contractors developed over the last ten years. In fiscal 1997, approximately 40% of Polo Jeans Products consisting of jeanswear and casual bottoms were made at Company owned and Mexican contract facilities. All other Polo Jeans non-jeanswear products are sourced from a broad range of domestic and international manufacturers.

    RAW MATERIAL. The Company's primary raw material in its jeanswear business is denim, of which approximately 95% is purchased from leading domestic mills, including Swift Denim USA, Cone Mills Corp. and Thomaston Mills Inc. Denim purchase commitments and prices are negotiated on a quarterly or semi-annual basis. The Company has no long term supply contracts with any of its suppliers, but has been conducting business with its primary denim suppliers for more than five years. The Company performs its own extensive testing of denim, cotton twill and other fabrics to insure consistency and durability. Most non-jeanswear products are sourced on a finished product basis with raw materials furnished by the suppliers.

    PRE-PRODUCTION, CUTTING, ASSEMBLY AND FINISHING OF JEANSWEAR AND CASUAL BOTTOMS. Beginning with the pre-production stage of jeanswear sample development, the Company's in-house manufacturing staff is able to quickly develop jeanswear and casual bottoms styles that satisfy customer specifications and can be produced efficiently to meet customer pricing guidelines. Quality assurance is built into all phases of the Company's jeanswear manufacturing process, with the careful monitoring of cutting, assembly and finishing by inspectors and auditors.

    The Company utilizes a sophisticated computer aided design ("CAD") marking system to maximize fabric utilization for jeanswear and casual bottoms production. All of the fabric is warehoused and most of the cutting is done in a Company owned 100,000 square foot facility in El Paso, Texas.

    The six Company owned assembly and finishing facilities, comprising approximately 380,000 square feet (five in Mexico and one in El Paso, Texas), assemble approximately 200,000 jeans and casual bottoms and finish approximately 350,000 jeans and casual bottoms per week. These modern facilities, when combined with the Company's network of Mexican contractors, provide significant capacity for the quick turnaround of basic jeans and casual bottoms and are able to rapidly execute small tests and large production runs of fashion designs and finishes. Over the last ten years, the Company has moved substantially all of its jeanswear assembly and most of its finishing from the United States to Mexico, maintaining excellent quality and timely delivery while significantly reducing manufacturing costs. In addition, the Company plans to shift cutting and portions of its other operations from the United States to Mexico to further reduce manufacturing costs.

    SOURCING OF NON-JEANSWEAR POLO JEANS PRODUCTS. While virtually all jeanswear and most casual bottoms are produced in Company owned or contract facilities in Mexico, the remaining Polo Jeans Products are sourced from a variety of domestic and foreign manufacturers using sourcing agents and direct representatives. The Polo Jeans division has developed an international and domestic sourcing network of core vendors to ensure timely delivery, superior quality and competitive pricing. In certain cases, the Company uses the same agent and suppliers as Polo Ralph Lauren.

    REPLENISHMENT INVENTORY MANAGEMENT. The Company's Replenishment Program is a vital component of the Polo Jeans and Sun Division businesses. Approximately 40% of both the Polo Jeans business and the Sun Division business is generated through such inventory Replenishment Program. A staff of retail analysts and production coordinators monitor and proactively respond to retail sales trends by SKU for each program to maximize sales and minimize inventory risks.

    WAREHOUSING AND DISTRIBUTION. All Polo Jeans Products are distributed through a 160,000 square foot leased modern warehouse facility in El Paso, Texas. In 1997, this warehouse implemented a state-of-the-art computerized warehouse management system to efficiently control inventory by SKU from receipt into the warehouse through shipping and billing. In conjunction with this system, the Company has developed a scan pack auditing procedure to ensure the correct merchandise is being shipped.

    All Sun Division Products are distributed through the Company owned 80,000 square foot modern warehouse facility also in El Paso. This facility is implementing the same computerized warehouse management system as in the Polo Jeans warehouse.

LICENSE AGREEMENTS

    POLO JEANS COMPANY LICENSE. In August 1995, the Company entered into design and license agreements with Polo Ralph Lauren (together and each as amended, the "Polo Jeans License"). Under the Polo Jeans License, Polo Ralph Lauren granted the Company an exclusive, long-term license for the design, manufacture and sale of men's and women's jeanswear, sportswear, and related apparel under the Polo Jeans trademarks in the United States and its territories. The Polo Jeans License requires the Company to pay certain royalties to Polo Ralph Lauren and to make certain expenditures for advertising, in each case based on the Company's net sales of Polo Jeans Products. In addition, the Polo Jeans License requires that certain activities of the Company under the Polo Jeans License, including, among others, design, advertising and distribution of Polo Jeans Products, are subject to review and approval by Polo Ralph Lauren.

    The initial term of the Polo Jeans License expires on December 31, 2000 and may be renewed by the Company in five year increments for up to 30 additional years if certain minimum sales requirements are met. Beginning in the first renewal term, the Company is required to make certain minimum royalty payments. Renewal of the Polo Jeans License by the Company after 2010 requires a one-time payment of $25.0 million or, at the Company's option, a transfer of a 20.0% interest in its Polo Jeans business to Polo Ralph Lauren, with no fees required for subsequent renewals. Polo Ralph Lauren has an option exercisable on or before June 1, 2010, to purchase the Company's Polo Jeans business at the end of 2010 for 80.0% of the then fair value of the business as a going concern, assuming the continuation of the Polo Jeans License through December 31, 2030, payable in cash. The Company's Polo Jeans Products sales during fiscal 1997 exceeded the minimum contractual threshold for renewal through 2009, however, such threshold must also be met at time of renewal. There can be no assurance that the Company will continue to meet or exceed the minimum contractual threshold.

    The Company's ability to produce and distribute Polo Jeans Products is dependent upon the retention of the Polo Jeans License, which contains provisions that, under certain circumstances, could permit Polo Ralph Lauren to terminate the Polo Jeans License. Such provisions include, among others, (i) the failure to meet specified minimum levels of annual sales for the licensed products after the initial term; (ii) a default in the payment of certain amounts payable under the Polo Jeans License, such as royalties, annual advertising and shop expenditures; and (iii) a transfer of substantially all of the Company's property or a change in control of the Company; provided, however, that a change in control of the Company will be deemed not to have occurred if an applicable change in ownership is the result of (a) public offerings or sales to underwriters of capital stock of the Company in anticipation thereof by the Company or any successor thereto or (b) any acquisition of the Company through merger, purchase of assets or otherwise effected in whole or part by issuance or reissuance of shares of capital stock, if Mr. Rothfeld or members of his immediate family, or his estate, or trust created for the benefit of such persons, will control, directly or indirectly, and in the aggregate, a controlling interest in the Company and, in any event, in excess of 25% of the issued and outstanding voting and equity interests in such entity. The Offering will not result in a change of control under the Polo Jeans License.

    Pursuant to the terms of the Polo Jeans License, the Company is prohibited, during the term of the license, from selling, advertising or promoting the sale of any items which are comparable to and/or competitive with the Polo Jeans Products and which bear the name of any fashion apparel designer (other than Todd Oldham or Robert Stock), subject to certain limited exceptions. The Polo Jeans License specifically prohibits the Company from, directly or indirectly, acting as a manufacturer, contractor or supplier of or for merchandise comparable or competitive with the Polo Jeans Products bearing or associated with certain specified designer and brand names.

    Pursuant to the terms of the Polo Jeans License, Polo Ralph Lauren is prohibited from the use of or licensing others to use the "Polo" or "Ralph Lauren" name in connection with men's or women's denim jean pants or shorts (excluding the "Chaps" trademark), provided, however, that (i) Polo Ralph Lauren may include such products in its "Polo" lines so long as the wholesale prices for such products are at least 40% higher than the wholesale prices for comparable Polo Jeans Products and (ii) Polo Ralph Lauren may include such products in its "RRL" jeanswear line at price points that are higher than the suggested retail, prices for comparable Polo Jeans Products.

    TODD OLDHAM LICENSE. In March 1995, the Company entered into an exclusive license agreement with L7 Designs, Inc., the owner of the Todd Oldham trademark (as amended, the "Todd Oldham License") for the design, merchandising, manufacturing and sale of men's and women's jeanswear, casual bottoms and tops under the Todd Oldham Jeans name (or other Todd Oldham name identification selected by L7 Designs, Inc.). Although the Todd Oldham License is scheduled to expire on December 31, 1999, it is renewable at the option of the Company for a series of two-year periods for a total of forty years in the aggregate, if certain minimum sales requirements are met or minimum royalty payments are made. The Company is the exclusive, worldwide licensee of Todd Oldham Jeans products.

    The Todd Oldham License contains provisions that, under certain circumstances, could permit the licensor to terminate the Todd Oldham License. Such provisions include, among other things, (i) a default in the payment of certain amounts payable under the Todd Oldham License that continues beyond the specified grace period; and (ii) the failure to comply with the covenants contained in the Todd Oldham License. The Company does not believe that the loss or termination of the Todd Oldham License, or the decline in popularity of Todd Oldham Jeans products, would have a material adverse effect on the Company's financial condition.

MANAGEMENT INFORMATION SYSTEMS & TECHNOLOGY

    Over the past three years, the Company has invested over $5.0 million in upgrading its management information systems to support the rapid growth of the Polo Jeans business. The Company has implemented and continues to add systems to be more proactive to customer needs, to improve internal communication flow, to increase process efficiency, and to support management decisions.

    The Company's systems provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, sales, manufacturing, and distribution functions of the Company. The Company has developed advanced software programs to track customer orders, manufacturing schedules and sales. The Company also utilizes an advanced computerized warehouse management system, as well as other warehouse management technology, to efficiently manage inventory from receipt into the warehouses through shipping and billing.

    The Company believes that its management information system is Year 2000 compliant or will be so after giving effect to upgrades or replacements in connection with previously planned changes to its information systems prior to the need to comply with Year 2000 requirements.

BACKLOG

    A large portion of sales are booked in advance of each season, and it is therefore normal for the Company to maintain a significant order backlog. As of March 31, 1998, the Company had booked orders amounting to approximately $204 million compared with $140 million at March 31, 1997. Automatic replenishment orders, which are generally shipped within one week of receipt of order and therefore excluded from the order backlog, have also increased for both the Polo Jeans Products and Sun Division Products. Accordingly, a comparison of backlog orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

FACTORING OF ACCOUNTS RECEIVABLE

    The Company factors approximately 25% of its trade receivables with three commercial financial companies. These receivables are factored without recourse as to credit risk, but with recourse for any claims by customers for adjustment in the normal course of business relating to pricing errors, shortages, and damaged goods. Upon collection of the receivables or 120 days after payment is due, the factors forward the related payment to the Company. Under this arrangement, the Company is charged a factoring commission ranging from 0.50% to 0.75% of factored sales. The factor approves the credit for those orders submitted by the Company prior to sale. If the factor disapproves a sale to a customer and the Company decides to proceed with the sale, the Company bears the credit risk.

SEASONALITY

    Demand for the Company's products and its level of sales fluctuate during the course of the calendar year as a result of seasonal buying trends. An increase in sales of jeans and casual apparel generally occurs during the Fall and Holiday selling seasons (the Company's third and fourth quarter, respectively). Accordingly, the Company's operating results will fluctuate from quarter to quarter.

COMPETITION

    The apparel industry is highly competitive and the Company competes with numerous manufacturers of jeanswear, sportswear and casual apparel, including both brand name and private label producers. The Company's Polo Jeans Products compete with a number of designer product lines, including Calvin Klein, Tommy Hilfiger, Donna Karan and Guess?, as well as certain brand name products, including those manufactured by Levi Strauss & Co. and VF Corporation. The Company's Sun Division Products compete with products manufactured by numerous brand name and private label producers, as well as retailers that have established, or may establish, internal product development and sourcing capabilities. Certain of the Company's competitors have greater financial, manufacturing and other resources than the Company. Although factors may differ by product line, the Company believes that it competes primarily on the basis of brand image, quality of design and workmanship, price, advertising and its ability to respond quickly to the needs of retail customers. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION

    Apparel products are subject to regulation by the Federal Trade Commission in the United States. Regulations relate principally to the labeling of the Company's products. The Company's import operations are also subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements which have been negotiated bilaterally either under the framework established by the Arrangement Regarding International Trade in Textiles, known as the Multifiber Agreement, or other applicable statutes, impose quotas on the amounts and types of merchandise which may be imported into the United States from these countries. These agreements also allow the signatories to adjust the quantity of imports for categories of merchandise that, under the terms of the agreements, are not currently subject to specific limits. The Company's imported apparel products are also subject to United States customs duties which are included in the cost of the merchandise.

ENVIRONMENTAL LAWS

    The Company's manufacturing process, particularly the finishing process, uses laundering agents, softeners, dyes and other chemicals. Compliance with federal, state and local and foreign laws enacted for the protection of the environment has to date had no material effect upon the Company's capital expenditures, earnings, or competitive position. Although the Company does not anticipate any material adverse effects in the future based on the nature of its operations and the thrust of such laws, no assurance can be given that such laws, or any future laws enacted for the protection of the environment, will not have a material adverse effect on the Company.

EMPLOYEES

    As of March 31, 1998, the Company employed approximately 5,000 people, of which approximately 3,480 are employed in Mexico. Of the 1,526 United States employees, approximately 1,170 are hourly employees and 350 are salaried employees. 107 of the United States employees, all of whom work in the Company's cutting facility in El Paso, are covered by a collective bargaining agreement with Local 360, Union of Needletrades, Industrial and Textile Employees, AFL-CIO, which expires December 31, 1999. Under this Agreement the Company can relocate portions or all of its cutting operations to Mexico. Management believes its employee relations are satisfactory.

PROPERTY

    The Company's headquarters are located at 11201 Armour Drive, El Paso, Texas. An executive office and the design and sales office for the Sun Division Products is located at 111 West 40th Street, New York, New York. The Polo Jeans division office and showroom is currently located at 595 Madison Avenue, New York, New York and is in the process of relocating to 115 Fifth Avenue, New York, New York. The general location, use and approximate size of the Company's principal owned and leased properties are set forth below:

                                                                                  APPROXIMATE
LOCATION                         OWNED/LEASED                  USE                SQUARE FEET
-----------------------------  -----------------  -----------------------------  -------------
El Paso, Texas                         owned      corporate headquarters and          50,000
                                                  pre-production facility
El Paso, Texas                         owned      warehousing and cutting            100,000
El Paso, Texas                         owned      finishing                          170,000
El Paso, Texas                         owned      warehousing and distribution        80,000
El Paso, Texas                        leased      warehousing and distribution       160,000
New York, New York                    leased      executive office, design and        11,500
                                                  sales office for Sun Division
                                                  Products
New York, New York (1)                leased      Polo Jeans division office          43,000
                                                  and showroom
New York, New York                    leased      Todd Oldham Jeans division           2,900
                                                  office and showroom
Durango, Mexico                        owned      finishing                           86,000
Durango, Mexico                        owned      assembly                            38,600
Durango, Mexico                        owned      assembly                            34,500
Durango, Mexico                        owned      assembly                            34,500
Durango, Mexico                        owned      finishing                           16,000

------------------------

(1) The Company expects to occupy this space by the end of the third quarter of 1998. The lease for the current Polo Jeans division office and showroom, which expires in October 2006, has been assigned for the remainder of the term.

LEGAL MATTERS

    The Company is involved from time to time in various routine legal and administrative proceedings and threatened legal and administrative proceedings incidental to its business. In the opinion of the Company's management, the resolution of such matters will not have a material adverse effect on its business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The names of the directors and executive officers of the Company upon completion of the Offering and their respective ages and positions as of March 31, 1998, are as follows:

NAME                                            AGE      POSITION
------------------------------------------      ---      ------------------------------------------

Eric A. Rothfeld..........................          46   Chairman, President and Chief Executive
                                                           Officer

Mindy F. Grossman.........................          40   Executive Vice President; President and
                                                           Chief Executive Officer, Polo Jeans
                                                           Division

Dona Fisher...............................          45   Chief Financial Officer and Executive Vice
                                                           President of Operations and Finance

Lainey Goldberg...........................          46   President, Sun Division

Kenneth C. Paulk..........................          48   Executive Vice President of Manufacturing,
                                                           Sun Division

Daniel S. O'Connell.......................          44   Director

Sander M. Levy............................          36   Director

Daniel H. Golden..........................          46   Director

    The following is a biographical summary of the experience of the directors, executive officers and certain key senior officers of the Company:

    DIRECTORS AND EXECUTIVE OFFICERS

    ERIC A. ROTHFELD has been President of the Company since 1986, and Chairman and Chief Executive Officer since 1997. From 1983 through 1986, Mr. Rothfeld was the Vice President of the Company in charge of all operations.

    MINDY F. GROSSMAN has been the President and Chief Executive Officer of Polo Jeans Division since 1995 and an Executive Vice President of the Company since 1997. Before joining the Company in 1995, Ms. Grossman was Vice President of New Business Development at Polo Ralph Lauren L.P. From 1991 to 1994, Ms. Grossman was employed by Warnaco, Inc. where she served as President of Chaps by Ralph Lauren and Senior Vice President of Warnaco Menswear.

    DONA FISHER has been Chief Financial Officer and Executive Vice President of Operations and Finance since September 1996. Prior to joining the Company, Ms. Fisher was the Senior Vice President of Worldwide Operations, Finance and Systems for The Franklin Mint, where she worked for 14 years.

    LAINEY GOLDBERG has been the President of the Sun Division since 1997. Prior to that, Ms. Goldberg was Senior Vice President of Sales and Merchandising since 1994. Ms. Goldberg was employed by Knight Industries from 1989 to 1994.

    KENNETH C. PAULK has been the Executive Vice President of Manufacturing, Sun Division with full responsibility for jeanswear and casual bottoms manufacturing and product development since 1996. Prior to joining the Company, Mr. Paulk was Executive Vice President of operations at Hat Brands, Inc. from 1993 to 1996, and Senior Vice President of Operations at VF Corporation's Marith & Francois Girbaud division, from 1992 to 1993. Prior thereto, Mr. Paulk was employed by Levi Straus & Co. for 13 years and Guess? for two years.

    DANIEL S. O'CONNELL is the Chief Executive Officer and founder of Vestar Capital Partners. Mr. O'Connell is a director of Advanced Organics, Inc., Aearo Corporation, Clark-Schwebel, Inc., Cluett American Corp., Pinnacle Automation Inc., Reid Plastic Holdings, Inc., Remington Products Company and Russell-Stanley Holdings, Inc., all companies in which Vestar Capital Partners or its affiliates have a significant equity interest.

    SANDER M. LEVY is a Managing Director of Vestar Capital Partners and was a founding partner of Vestar Capital Partners at its inception in 1988. Mr. Levy is a director of Clark-Schwebel, Inc. and Cluett American Corp., companies in which Vestar Capital Partners or its affiliates have a significant equity interest.

    DANIEL H. GOLDEN is a senior partner in the creditors' rights and insolvency department at the law firm of Stroock & Stroock & Lavan LLP in New York City and has been with the law firm since 1980.

    SENIOR OFFICERS

    CYNTHIA M. ROE, 35, has been the Chief Operating Officer of Polo Jeans Division since January 1997. Previously, Ms. Roe was Executive Vice President of the Sun Division and has been with the Company since 1989.

    ALFREDO ESPINOZA, 44, is Executive Vice President of Mexican Operations and has been with the Company since 1988.

    FILEMON MALDONADO, 55, is Executive Vice President of Finishing Operations and has been with the Company since 1987.

    TAMI J. FERSKO, 27, has been the Vice President, Operations and Finance of the Company since 1997. Before joining the Company in 1997, Ms. Fersko was Vice President of the textile and apparel group at Fleet Bank.

    ROSEMARY MYERS, 50, has been Vice President of Information Systems since 1996. Prior to joining the Company, Ms. Myers was Assistant Vice President of Information Systems for MBNA America in 1996 and Director of Information Systems for The Franklin Mint, where she worked for more than 10 years.

BOARD OF DIRECTORS

    Upon consummation of this Offering the Company intends to increase the size of the Board of Directors to seven members, two of whom will be neither officers nor employees of the Company or Vestar.

    Upon consummation of the Offering, the Company will have three classes of directors elected for staggered terms of three years. The initial terms of each class expire at the annual meeting of stockholders in 1999 (Class I), 2000
(Class II) and 2001 (Class III), respectively.                   will be Class I
directors,                   will be Class II directors and
will be Class III directors. Each director holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier.

    The Texas Business Corporation Act provides that a Company may indemnify its directors and officers as to certain liabilities. The Company's Certificate of Incorporation and By-Laws provide for the indemnification of its directors and officers to the fullest extent permitted by law. The Company has directors and officers liability insurance. The effect of such provisions is to indemnify, to the fullest extent permitted by law, the directors and officers of the Company against all costs, expenses and liabilities incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company.

COMPENSATION OF DIRECTORS

    Each non-employee director will receive an annual retainer of $         and
will be eligible to receive stock option grants under the Company's 1998 Non-Employee Director Option Plan. Non-employee directors also will be entitled
to receive $         for each board or committee meeting attended. Directors who are employees of the Company or Vestar will receive no additional compensation for service as a director.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors intends to establish an Audit Committee and a Compensation Committee. The Audit Committee will be responsible for recommending to the Board of Directors the engagement of the independent auditors of the Company and reviewing with the independent auditors the scope and results of the audits, the internal accounting controls of the Company, audit practices and the professional services furnished by the independent auditors. The Compensation Committee will be responsible for reviewing and approving all compensation arrangements for officers of the Company, and will also be responsible for administering the 1998 Stock Incentive Plan.

EXECUTIVE COMPENSATION

    The following table sets forth, for the year ended December 31, 1997, the cash compensation earned by the Company's Chief Executive Officer and its four most highly-paid executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities in which they served during such year.

                           SUMMARY COMPENSATION TABLE

                                                                                        ANNUAL COMPENSATION
                                                                               -------------------------------------
NAME AND PRINCIPAL POSITION                                                      YEAR       SALARY         BONUS
-----------------------------------------------------------------------------  ---------  -----------  -------------

Eric A. Rothfeld.............................................................       1997  $   937,500  $    --
  Chairman, President and Chief Executive Officer

Mindy F. Grossman............................................................       1997  $   421,600  $   1,277,383
  Executive Vice President; President and Chief Executive Officer, Polo Jeans
  Division

Lainey Goldberg..............................................................       1997  $   500,000  $     100,000
  President, Sun Division

Dona Fisher..................................................................       1997  $   350,000  $     200,000
  Chief Financial Officer and Executive Vice President of Operations and
  Finance

Kenneth C. Paulk.............................................................       1997  $   250,000  $      25,000
  Executive Vice President of Manufacturing

EXECUTIVE COMPENSATION AGREEMENTS

    ERIC A. ROTHFELD'S EMPLOYMENT AGREEMENT

    The Company has entered into an agreement with Eric A. Rothfeld, dated September 26, 1997 (the "Rothfeld Agreement"), providing for Mr. Rothfeld's employment as Chairman and Chief Executive Officer of the Company until December 31, 2001 (the "Employment Period").

    The Rothfeld Agreement provides for an annual base salary of $1,500,000 (subject to annual increases based upon certain Consumer Price Indices) and annual bonus payments based upon achievement of certain target EBITDA (as described in the Rothfeld Agreement). The Rothfeld Agreement further provides that, during the Employment Period, Mr. Rothfeld is entitled to participate in the welfare and benefit plans of the Company (including life, medical and dental insurance), to receive split dollar life insurance policies (to the extent the premiums do not exceed $25,000 annually) and to receive certain other perquisites.

    Mr. Rothfeld's employment may be terminated under the Rothfeld Agreement by the Company for Cause (as defined in the Rothfeld Agreement) or by Mr. Rothfeld for Good Reason (as defined in the Rothfeld Agreement). In the event Mr. Rothfeld's employment is terminated by the Company for Cause or by Mr. Rothfeld (other than for Good Reason), then Mr. Rothfeld is entitled to receive all compensation and benefits payable to him through the date of termination under the terms of the Company's compensation and benefits plans, programs or arrangements. If Mr. Rothfeld's employment is terminated by the Company other than for Cause or by Mr. Rothfeld for Good Reason, then Mr. Rothfeld is entitled to receive (i) his full salary through the date of termination, together will all compensation and benefits payable to him through the date of termination under the terms of the Company's compensation and benefits plans, programs or arrangements; and (ii) his base salary with respect to a period ("Non-Compete Period"), the length of which such Non-Compete Period is to be determined by the Company at the time of the termination of Mr. Rothfeld's employment, but may not be longer than the remainder of the Employment Period. A lump sum payment of such base salary with respect to each six-month period of the Non-Compete Period will be made by no later than the first day of such six-month period. During the Non-Compete Period, Mr. Rothfeld will also continue to participate in all employee welfare benefit plans and programs in which he was entitled to participate prior to such termination of his employment and the Company will continue to pay the premiums on his split dollar life insurance policies.

    Pursuant to the Rothfeld Agreement, (A) Mr. Rothfeld may not compete with the Company while he is employed with the Company and (B) for the period commencing on the date of the termination of his employment and ending at the end of (i) the Non-Compete Period (following a termination of Mr. Rothfeld's employment by the Company without Cause or by him for Good Reason); or (ii) the Employment Period (following any other termination of Mr. Rothfeld's employment), Mr. Rothfeld will not, whether as an officer, director, owner, employee, partner, investor, agent, shareholder, consultant who receives remuneration of any kind, or advisor who receives remuneration of any kind, directly or indirectly, engage in any of the businesses then actually conducted by the Company and its affiliates. Notwithstanding anything to the contrary, Mr. Rothfeld is not prohibited from holding, as a passive owner, less than 5% of the outstanding shares of, or any other equity interest in, an entity engaged in a business which is the same as the businesses then actually conducted by the Company and its affiliates or any segment thereof.

    MINDY F. GROSSMAN'S EMPLOYMENT AGREEMENT

    The Company has entered into an employment agreement with Mindy F. Grossman, dated January 1, 1996 (the "Grossman Agreement"), providing for Ms. Grossman's employment as President and Chief Executive Officer of the Polo Jeans Business until December 31, 1998 (the "Initial Term"). The Company and Ms. Grossman are currently negotiating the terms of a new employment agreement and expect to enter into such new agreement prior to the end of the Initial Term.

    The Grossman Agreement provides for an annual base salary of $421,600 and annual bonuses based upon the net sales of certain product and the pre-tax net income from the Polo Jeans Business.

    If Ms. Grossman's employment is terminated by the Company without Cause (as defined in the Grossman Agreement) or by Ms. Grossman for Good Reason (as defined in the Grossman Agreement), (A) the Company will (i) pay to her $421,600 in twelve equal monthly installments, (ii) pay to her the amount of any annual bonus that would have been payable in respect of the year in which her employment was terminated, pro rated for the portion of the year before such termination and

(iii) reimburse her for up to $10,000 of expenses incurred in connection with obtaining outplacement services and (B) Ms. Grossman will, for a period of one year following such termination, continue to participate in all employee welfare benefit plans and programs in which she was entitled to participate prior to such termination.

    During Ms. Grossman's employment and for a period of one year thereafter, Ms. Grossman is subject to certain non-competition, non-solicitation and non-disclosure provisions set forth in the Grossman Agreement.

DONA FISHER'S EMPLOYMENT AGREEMENT

    The Company has entered an agreement with Dona Fisher, dated September 5, 1996 (the "Fisher Agreement"), providing for Ms. Fisher's employment with the Company until December 31, 1999 (the "Employment Term").

    The Fisher Agreement provides for an annual base salary of $350,000 and annual bonuses up to $300,000, $400,000 and $500,000 for each of 1997, 1998 and
1999 (assuming certain targets are satisfied). Pursuant to the terms of the Fisher Agreement, Ms. Fisher received a guaranteed minimum bonus in respect of 1997, in an amount equal to $200,000 (which minimum bonus was paid in four equal quarterly installments commencing April 1, 1997). Ms. Fisher also received a signing bonus of $75,000 and is entitled to participate in all employee benefit welfare plans of the Company during the Employment Term.

    If the Company terminates Ms. Fisher's employment without good cause, the Company will pay to Ms. Fisher a lump sum cash payment equal to the sum of (i) six months salary and (ii) the amount of any annual bonus that would have been payable in respect of the year in which her employment was terminated, pro rated for the portion of the year before such termination.

1998 STOCK INCENTIVE PLAN

    The Company, with the approval of its shareholders, has adopted the Sun
Apparel, Inc. 1998 Stock Incentive Plan (the "Plan"). A maximum of       shares
of Common Stock has been reserved for issuance under the Plan, generally subject to equitable adjustment upon the occurrence of any stock dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event.

    Pursuant to the Plan, there may be granted stock options (including "incentive stock options" and "nonqualified stock options"), stock appreciation rights (either in connection with stock options granted under the Plan or independently of options), restricted stock, restricted stock units, dividend equivalents and other stock- or cash-based awards ("Awards").

    The Plan will be administered by a committee established by the Board of Directors, consisting of two or more persons each of whom shall be an "outside director" within the meaning of Section 162(m) and a "nonemployee director" within the meaning of Rule 16b-3 (the "Committee"). The Committee shall have full authority, subject to the provisions of the Plan, to, among other things, determine the persons to whom Awards will be granted, determine the terms and conditions (including any applicable performance criteria) of such Awards, and prescribe, amend and rescind rules and regulations relating to the Plan.

    Grants of Awards may be made under the Plan to selected employees, independent contractors and directors of the Company and its present or future affiliates, in the discretion of the Committee.

    STOCK OPTIONS AND APPRECIATION RIGHTS

    Stock options may be either "incentive stock options," as such term is defined in Section 422 of the Code, or nonqualified stock options. The exercise price of a nonqualified stock option may be above, at or below the fair market value per share of Common Stock on the date of grant; the exercise price of an incentive stock option may not be less than the fair market value per share of Common Stock on the date of grant.

    Stock appreciation rights may be granted alone or in tandem with stock options. A stock appreciation right is a right to be paid an amount equal to the excess of the fair market value of a share of Common Stock on the date the stock appreciation right is exercised over either the fair market value of a share of Common Stock on the date of grant (in case of a free standing stock appreciation right) or the exercise price of the related stock option (in case of a tandem stock appreciation right), with payment to be made in cash, Common Stock or both, as specified in the Award agreement or determined by the Committee.

    The maximum number of shares of Common Stock reserved for the grant or
settlement of Awards under the Plan shall be       , subject to adjustment. No
more than       shares of Common Stock (subject to adjustment) may be awarded in respect of stock-based awards (including stock options, stock appreciation rights, restricted stock and restricted stock units) to a single individual over the term of the Plan. Stock options and stock appreciation rights will be exercisable at such times and upon such conditions as the Committee may determine, as reflected in the applicable Award agreement. In addition, all stock options and stock appreciation rights will become exercisable in the event of a "change in control" of the Company. The exercise period shall be determined by the Committee except that, in the case of an incentive stock option, such exercise period shall not exceed ten (10) years from the date of grant of such incentive stock option.

    Except to the extent that the applicable Award agreement provides otherwise, in the event of the death, disability or retirement of a participant, all stock options and stock appreciation rights will become fully vested and exercisable and will remain exercisable until the earlier of one year from the date of such death, disability or retirement and the expiration of such stock options or stock appreciation rights. Except to the extent that the applicable Award agreement provides otherwise, in the event that the employment of a participant terminates other than for cause, all stock options and stock appreciation rights then held (to the extent then exercisable) will remain exercisable until the earlier of three months from the date of such termination and the expiration of such stock options or stock appreciation rights.

    RESTRICTED STOCK AND RESTRICTED STOCK UNITS.

    A restricted stock award is an award of Common Stock ("Restricted Stock") and a restricted stock unit award is an award of the right to receive cash or Common Stock ("Restricted Stock Unit") at a future date, in each case, that is subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including without limitation a specified period of employment or the satisfaction of preestablished performance goals), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award agreement relating to the Restricted Stock, a participant granted Restricted Stock shall have all of the rights of a stockholder, including without limitation the right to vote and the right to receive dividends thereon. All restrictions affecting the awarded shares or units will lapse in the event of a "change in control" of the Company.

    Upon termination of employment or termination of the independent contractor relationship during the applicable restriction period, Restricted Stock, Restricted Stock Units and any accrued but unpaid dividends or Dividend Equivalents (as defined below) that are then subject to restrictions will be forfeited unless the Committee provides that restrictions or forfeiture conditions relating to Restricted Stock will be waived.

    OTHER AWARDS. The Committee may grant to a participant the right to receive cash, Common Stock equal in value to dividends paid with respect to a specified number of shares of Common Stock ("Dividend Equivalents"). Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award, and may be paid currently or on a deferred basis. The Committee is also authorized to grant Common Stock as a bonus or to grant other Awards in lieu of Company commitments to pay cash under other plans or compensatory arrangements, on such terms as shall be determined by the Committee.

    TRANSFERABILITY. Except as otherwise determined by the Committee, awards granted under the Plan may not be transferred other than by will or by the laws of descent and distribution.

    AMENDMENT AND TERMINATION. The Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part. In addition, no amendment may be made which adversely affects any of the rights of a participant under any Award theretofore granted, without such participant's consent.

                              CERTAIN TRANSACTIONS

    SET FORTH BELOW IS A SUMMARY OF CERTAIN AGREEMENTS AMONG THE COMPANY, VESTAR AND ITS AFFILIATES, MR. ROTHFELD AND THE ROTHFELD FAMILY TRUST. THE SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH AGREEMENTS, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

INVESTMENT AGREEMENT

    In connection with the Recapitalization and the Company's repurchase of the Former Partner Interests, Mr. Rothfeld entered into an Investment Agreement, dated as of September 26, 1997, with Vestar and the Trustees of the Rothfeld Family Trust, pursuant to which Vestar invested $75.0 million in the Company as part of the Recapitalization. As part of the Recapitalization Vestar received
(i) a 40.0% interest in the outstanding common stock of the Company; (ii) 215,000 shares of the Company's 13% Series A Cumulative Participating Preferred Stock (the "Vestar Preferred Stock"); and (iii) subordinated notes in the aggregate principal amount of $30.0 million. As part of the Recapitalization, Mr. Rothfeld and the Rothfeld Family Trust contributed to the Company a portion of their interests in the Company and all of their interests in the Affiliated Companies and received (i) additional shares of the Company's common stock (increasing their collective ownership interest in the Company to 60.0% of the Company's then outstanding common stock); (ii) 201,065 shares of the Company's 13% Series B Cumulative Participating Preferred Stock and 8,935 shares of the Company's 13% Series C Cumulative Participating Preferred Stock, respectively (the "Rothfeld Preferred Stock", and together with the Vestar Preferred Stock the "Preferred Stock"); and (iii) cash distributions totaling approximately $30 million. In addition, approximately $130,000 in debt was repaid to Mr. Rothfeld by one of the Affiliated Companies. As a result of the acquisition of the Former Partner Interests and the consummation of the Recapitalization, each of the Affiliated Companies became direct or indirect wholly owned subsidiaries of the Company. Prior to the Recapitalization, each of the Company and the Affiliated Companies was effectively owned one-third by Eric Rothfeld and the Rothfeld Family Trust and two-thirds by the Former Partner. See "Company History, the Recapitalization and Prior S Corporation Status".

    In connection with the Recapitalization, the Company issued 215,000 shares of the Company's 13% Series A Cumulative Participating Preferred Stock, par value $1.00 per share, to Vestar, 201,065 shares of the Company's 13% Series B Cumulative Participating Preferred Stock, and 8,935 shares of the Company's 13% Series C Cumulative Participating Preferred Stock, both with a $1.00 per share par value and a liquidation preference of $200 per share, to Mr. Rothfeld and the Rothfeld Family Trust, respectively. In addition to the 13% quarterly dividend, the shares of the Vestar Preferred Stock are entitled to receive on a pro rata basis, when, as and if declared by the Board out of funds legally available for the purpose, 20.0% of the amount of any cash or non-cash dividends declared and paid on the shares of Common Stock. The shares of the Rothfeld Preferred Stock are entitled to receive on a pro rata basis 30.0% of the amount of any cash or non-cash dividends declared and paid on the shares of Common Stock. Upon consummation of this Offering, the Preferred Stock will be exchanged
for       shares of Common Stock.

STOCKHOLDERS' AGREEMENT

    Concurrently with the execution of the Investment Agreement, the Company, Mr. Rothfeld, Vestar and the Trustees of the Rothfeld Family Trust entered into a Stockholders' Agreement, dated as of September 26, 1997 (the "Stockholders' Agreement"), to govern the relationship among Mr. Rothfeld, Vestar and the Rothfeld Family Trust (the "Stockholders") as shareholders of the Company. Prior to the consummation of the Offering, the Stockholders' Agreement will be amended in certain respects. The following summary is of the Stockholders' Agreement as it is proposed to be amended prior to the consummation of this Offering.

    BOARD COMPOSITION. The Stockholders' Agreement provides that the Stockholders will vote all of their voting securities of the Company in favor of a Board of Directors consisting of (i) five designees of Mr. Rothfeld, two of whom will be "independent directors" (as defined by the rules of the Nasdaq National Market) and (ii) two designees of Vestar. Upon notice by any party that it desires to remove a director designated by it, each Stockholder will be required to vote all of its voting securities in favor of the removal of such director. The Stockholders' Agreement also provides that Mr. Rothfeld and Vestar will be entitled to representation on committees of the Board of Directors proportionate with their representation on the Board.

    VESTAR APPROVAL REQUIREMENT FOR CERTAIN ACTIONS. The Stockholders' Agreement provides that the approval of a majority of the entire Board of Directors, including at least one of Vestar's director designees ("Vestar Approval"), will be required for the Board of Directors of the Company to approve and authorize certain significant corporate actions, including: (i) amending the articles of incorporation or by-laws of the Company or any subsidiary of the Company; (ii) taking certain actions under applicable bankruptcy or insolvency laws; (iii) entering into any non-apparel related business or materially changing the nature of the Company's business by entering into an apparel related business that the Company was not engaged in on September 26, 1997; (iv) changing the size or composition of the Board of Directors or any committee thereof or creating any new committee; (v) changing accounting policies (except as required by generally accepted accounting principles); (vi) authorizing, issuing, selling, reclassifying, combining, splitting or subdividing any debt or equity securities or other capital stock (or any securities convertible into or exercisable or exchangeable for any class or series of capital stock) of the Company or any subsidiary of the Company or incurring any indebtedness (other than debt obligations with a principal amount of less than $50 million in the aggregate in any given calendar year); (vii) adopting any stock option, restricted stock or other equity-based compensation plan (other than plans not involving the issuance of over 5% of the Company's Common Stock then outstanding) or making any change to Mr. Rothfeld's compensation or benefits (except as provided in Mr. Rothfeld's employment agreement); (viii) declaring or paying dividends or redeeming or otherwise acquiring shares of capital stock of the Company (except for repurchases from management or dividends on the Company's outstanding preferred stock); (ix) engaging in certain transactions with affiliates of the Company; (x) acquiring any assets or businesses (other than acquisitions with an aggregate value in any calendar year of less than the greater of (A) $50 million and (B) 25% of EBITDA for the twelve month period ending on the most recently completed fiscal quarter for which financial statements are available (the "Threshold Amount"); (xi) entering into any merger, consolidation, business combination, joint venture or other material corporate transaction involving value in excess of the Threshold Amount; (xii) selling or transferring 20.0% or more of the Company's voting securities or any other change in equity ownership triggering the termination provisions of the Polo Jeans License; (xiii) entering into any material license, contract or agreement that involves a capital commitment in excess of the Threshold Amount; (xiv) disposing of any assets, securities or businesses (with certain exceptions)unless the fair market value of all such dispositions in any calendar year is less than the Threshold Amount; (xv) hiring a chief executive officer of the Company other than Mr. Rothfeld; and (xvi) terminating or materially and adversely modifying the Polo Jeans License.

    LIMITATIONS ON TRANSFER. The Stockholders have agreed not to transfer, prior to September 26, 2002, any securities of the Company held by them (other than transfers in connection with a public offering of securities or pursuant to Rule 144 under the Securities Act), without the prior written consent of the other Stockholders. However, without such prior written consent, the Stockholders may transfer securities to one or more of their affiliates, provided that such affiliates agree to be bound by the Stockholders' Agreement to the same extent as the Stockholder transferring securities.

    RIGHT OF OFFER. In the event that any Stockholder desires to transfer securities of the Company to a third party other than pursuant to an effective registration statement, the transferring Stockholder will be required to offer such securities to the other Stockholders at the same price and on the same terms as proposed to be transferred by the transferring Stockholder. If none of the other Stockholders accepts such offer, the transferring Stockholder will be permitted to transfer the securities to the proposed third party transferee at a price equal to or greater than the price offered to the Stockholders and on the same terms as were contained in the offer, subject to the limitations on transfer described in the immediately preceding paragraph.

    TAG-ALONG RIGHT. In the event that any Stockholder desires to transfer its Common Stock or Preferred Stock to a third party, other than to one or more of its affiliates or in connection with a public offering or pursuant to Rule 144 under the Securities Act, the other Stockholders will have the right (a "Tag-Along Right") to require the proposed transferee to purchase from each Stockholder a pro rata portion of the shares of Common Stock proposed to be transferred at the same price and on the same terms as offered to the transferring Stockholder. Any sale giving rise to a Tag-Along Right that triggers (i) a sale of 20% or more of the Common Stock or (ii) the termination provisions of the Polo Jeans License will require Vestar Approval.

    DRAG-ALONG RIGHT. If any Stockholder receives an offer from a third party to purchase all outstanding shares of Common Stock and Preferred Stock, (other than shares not being purchased in order to preserve the availability of recapitalization accounting treatment, up to 20% of the voting securities outstanding) and such offer is accepted by Mr. Rothfeld or Vestar, then, subject to Vestar Approval, each Stockholder will be required to transfer all of the securities owned by it on the same terms as the offer accepted by Mr. Rothfeld or Vestar.

    REGISTRATION RIGHTS. The Company has granted to the Stockholders certain registration rights with respect to the shares of Common Stock owned by them or to be acquired by them upon conversion or exercise of securities convertible into or exercisable for shares of Common Stock. Pursuant to the Stockholders' Agreement, upon a demand registration request by any Stockholder, the Company is required to use its best efforts to register the shares requested to be registered. Each Stockholder has the right to request two demand registrations of its Common Stock. The Company has also agreed, upon request, to use its reasonable efforts to register shares of Common Stock held by the Stockholders in certain other registrations of the Company's securities initiated by the Company on its own behalf or on behalf of any other stockholder of the Company. All reasonable out-of-pocket costs and expenses of any registration under the Stockholders' Agreement, other than underwriting expenses, will be paid by the Company. The Stockholders' Agreement also contains customary provisions with respect to, among other things, registration procedures, blackout periods and indemnification rights in connection with the registration of Common Stock on behalf of the Stockholders.

    TERMINATION. The Stockholders' Agreement will terminate upon the date on which Vestar or Mr. Rothfeld and the Rothfeld Family Trust beneficially own less than 12.5% of the shares of Common Stock then outstanding; provided, that (i) if the reason for such termination is Vestar's beneficial ownership of less than 12.5% of the shares of Common Stock then outstanding, then Mr. Rothfeld and the Rothfeld Family Trust will continue to have registration rights as set forth above until they own, in the aggregate, less than 12.5% of the Common Stock then outstanding and (ii) if the reason for such termination is Mr. Rothfeld's and the Rothfeld Family Trust's beneficial ownership of less than 12.5% of the shares of Common Stock then outstanding, then (a) Vestar Approval will continue to be required for the Company to take the actions described under "--Vestar Approval Requirement for Certain Actions" until Vestar owns less than 20% of the Common Stock then outstanding and (b) Vestar will continue to have registration rights as set forth above until it owns less than 12.5% of the Common Stock then outstanding.

VESTAR NOTE

    In connection with the Recapitalization, the Company issued to Vestar subordinated notes in the aggregate principal amount of $30.0 million. The Vestar Note matures in 2007 and accrues interest at a rate of 17.9% per annum. The Vestar Note is redeemable, in whole or in part, subject to escalating prepayment penalties ranging from $15.0 million prior to September 26, 1998 to $45.0 million after September 26, 2000. It is subject to mandatory redemption (including applicable prepayment penalties) upon the occurrence of certain events, including a public offering of equity securities. Proceeds from this Offering will be used in part to repay approximately $45.0 million due under the Vestar Note. See "Description of Certain Indebtedness--Vestar Note" and "Use of Proceeds".

MANAGEMENT AGREEMENT

    The Company and Vestar Capital Partners entered into a Management Agreement, dated as of September 26, 1997 (the "Management Agreement"), whereby Vestar Capital Partners provides advisory and consulting services for the Company in the areas of corporate management, finance, product strategy, investment, acquisitions and other matters. Pursuant to the Management Agreement, Vestar Capital Partners received a transaction fee of $3.3 million upon the closing of the transactions contemplated by the Investment Agreement and will receive an annual management fee equal to $0.5 million payable quarterly in advance. In addition, Vestar Capital Partners is entitled to reimbursement from the Company for its reasonable out-of-pocket expenses incurred in connection with the rendered services. The Management Agreement is in effect until 2001 provided that upon expiration, the Company and Vestar Capital Partners will enter into good faith negotiations for the extension of the Management Agreement. However, the Management Agreement will be terminated by the termination of the Stockholder's Agreement, pursuant to the terms thereof.

ROTHFELD NOTE

    The Company issued to Sun Manufacturing, Inc., a company wholly owned by Mr. Rothfeld, an interest free note in the amount of $1.6 million. The Company will repay approximately $0.3 million of such note with the net proceeds of this Offering.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth as of March 31, 1998 the total number of shares of Common Stock of the Company beneficially owned, and the percentage so owned, by (i) each director of the Company; (ii) each person known to the Company to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company; (iii) each of the executive officers listed in the Summary Compensation Table; and (iv) all directors and officers as a group. The number of shares owned are those "beneficially owned," as determined under the rules of the Commission, and such information is not necessarily indicative of beneficial ownership for any other purpose.

                                                   SHARES COMMON STOCK                      PERCENTAGE OF
                                                    BENEFICIALLY OWNED                       COMMON STOCK
                                           ------------------------------------  ------------------------------------
                                                                                     BEFORE              AFTER
NAME OF BENEFICIAL OWNER                                                            OFFERING           OFFERING
-----------------------------------------                                        ---------------  -------------------
Eric A. Rothfeld.........................
Vestar Capital Partners III, L.P.(1).....
All directors and executive officers as a
  group (8 persons)......................

------------------------

(1) Vestar Capital Partners III, L.P. holds its shares of Common Stock through Vestar/Sun Holding Company, L.L.C., of which Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. own 1.7% and 2.7% of the outstanding equity, respectively. Affiliates of Bear, Stearns & Co. Inc. and NationsBanc Montgomery Securities LLC have 0.4% and 0.6% interests, respectively, in Vestar Capital Partners III, L.P., which is the principal investor in Vestar/Sun Holding Company, L.L.C. See "Underwriting".

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal tax that may be relevant to Non-United States Holders in light of their specific circumstances. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Prospective investors are urged to consult their tax advisors with respect to the particular tax consequences to them of acquiring, holding and disposing of Common Stock, as well as any tax consequences which may arise under the laws of any foreign, state, local or other taxing jurisdiction.

DIVIDENDS

    The Company currently intends to retain its earnings for use in the business and does not anticipate declaring and paying dividends in the foreseeable future. In the event that the Company does pay dividends, dividends paid to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30.0% (or a lower rate prescribed by an applicable treaty). This withholding tax generally will not apply to dividends which are effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder (provided such holder files certain tax forms with the payor of the dividends), in which case the dividends will be subject to the United States federal income tax on net income that applies to United States persons (and in the case of corporate holders, such dividends might also be subject to the United States branch profits tax). An applicable income tax treaty may provide a lower rate of withholding. To determine the applicability of a tax treaty, dividends paid to an address in a foreign country are presumed under current interpretation of existing Treasury regulations to be paid to a resident of that country. New Treasury regulations issued on October 6, 1997 applicable to payments made after December 31, 1999, however, would require Non-United States Holders to file certain new forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Non-United States Holders should consult their tax advisors concerning the effect of such new Treasury regulations on an investment in the Common Stock.

GAIN ON DISPOSITION

    GENERAL RULE

    Subject to special rules applicable to individuals as described below, a Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of Common Stock except to the extent (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder, ("effectively connected"); or
(ii) the gain is treated as effectively connected because the Company is or becomes a "United States real property holding corporation" for United States federal income tax purposes and certain other requirements are met. The Company believes that it is not currently, and is not likely to become, a United States real property holding corporation. Provided that the Company is not a United States real property holding company, any such gain that is (or is treated as being) effectively connected; will not be subject to withholding, but will be subject to United States federal income tax on a net income basis in the same manner as if such Non-United States Holder were a resident of the United States (and, in the case of corporate holders, possibly the United States branch profits tax). Non-United States Holders should consult applicable treaties, which may provide for different rules (including possibly the exemption of certain capital gains from tax).

    INDIVIDUALS

    In addition to the rules described above, an individual Non-United States Holder who holds Common Stock as a capital asset will generally be subject to tax at a 30.0% rate on any gain recognized on the disposition of such stock (which may be offset by United States source capital losses) if such individual is present in the United States for 183 days or more in the taxable year of disposition and (i) has a "tax home" in the United States (as specifically defined under the United States federal income tax laws) or (ii) maintains an office or other fixed place of business in the United States to which the gain from the sale of the stock is attributable. Certain individual Non-United States Holders may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates.

FEDERAL ESTATE TAXES

    Common Stock owned or treated as owned by an individual who is neither a citizen nor a resident (as defined for United States federal estate tax purposes) of the United States at the date of death will be subject to United States federal estate tax imposed upon the estates of non-residents who are not United States citizens, except to the extent that an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    The Company or its designated paying Agent (the "payor") must report annually to the Internal Revenue Service (the "Service") and to each Non-United States Holder the amount of dividends paid to, and the tax, if any, withheld with respect to, such holder. That information may also be made available to the tax authorities of the country in which the Non-United States Holder resides.

    United States federal backup withholding (imposed at a 31.0% rate on certain payments to nonexempt persons) and information reporting with respect to such withholding will generally not apply to dividends paid to a Non-United States Holder that are otherwise subject to withholding or taxed as effectively connected income as described above under "Dividends".

    The backup withholding and information reporting requirements also apply to the payment of gross proceeds to a Non-United States holder upon the disposition of Common Stock by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address, and status as a Non-United States Holder or the holder otherwise establishes an exemption. Information reporting requirements (but not backup withholding if the payor does not have actual knowledge that the payee is a United States person) will apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of (i) a United States broker; (ii) a foreign broker 50.0% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States; or (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Common Stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, if any, provided that required information is furnished to the Service.

    On October 6, 1997, the United States Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain payments made to Non-United States Holders after December 31, 1999. The new Treasury regulations would alter the procedures for claiming benefits of an income tax treaty and change the certification procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of Common Stock. Non-United States Holders should consult their tax advisors concerning the effect, if any, of such new Treasury regulations on an investment in the Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Immediately prior to the closing of the Offering, the Company will amend its Restated Articles of Incorporation to increase its authorized capital stock to
      shares of Common Stock, and       shares of preferred stock, par value
$0.01 per share (the "Preferred Stock"). The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Restated Articles of Incorporation of the Company (the "Restated Articles") and Amended and Restated By-Laws of the Company (the "Amended By-Laws"), a copy of each of which is filed as an exhibit to the Registration Statement (as defined herein) of which this Prospectus forms a part.

COMMON STOCK

    Each share of Common Stock entitles the holder of record to one vote at each annual or special meeting of shareholders, in the case of any written consent of shareholders, and for all other purposes. The holders of Common Stock do not have cumulative voting or preemptive rights.

    The holders of the Common Stock will be entitled to receive dividends and other distributions as may be declared thereon by the Board of Directors of the Company out of assets or funds of the Company legally available therefor, subject to the rights of the holders of any series of Preferred Stock and any other provision of the Amended Certificate.

    In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive the assets and funds of the Company available for distribution after payments to creditors and to the holders of any Preferred Stock of the Company that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

    Application will be made to list the Common Stock on the Nasdaq National
Market under the symbol "      ".

PREFERRED STOCK

    The Board of Directors, without further shareholder authorization, is authorized to issue, from time to time, Preferred Stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the Board of Directors of the Company to issue Preferred Stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of the Company. In addition, because the Board of Directors of the Company has the power to establish the preferences, powers and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which could adversely affect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BY-LAWS AND
  TEXAS LAW

    The Restated Articles, the Amended By-laws and the Texas Business Corporation Act (the "BCA") contain certain provisions that could make more difficult the acquisition of control of the Company. The following description is intended as a summary only and is qualified in its entirety by reference to the Restated Articles, the Amended By-Laws and the BCA.

    CLASSIFIED BOARD OF DIRECTORS; REMOVAL OF DIRECTORS. The Restated Articles provide for the Board of Directors to be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire at the 1999, 2000 or 2001 annual meeting of shareholders. Commencing with the 1999 annual meeting of shareholders, one class of directors will be elected each year for a three-year term.

    The Company believes that a classified board of directors will help to assure the continuity and stability of the Board of Directors and the Company's business strategies and policies as determined by the Board of Directors, since a majority of the directors at any given time will have had prior experience as directors of the Company. The Company believes that this, in turn, will permit the Board of Directors to represent more effectively the interests of shareholders.

    With a classified board of directors, at least two annual meetings of shareholders, instead of one, generally will be required to effect a change in a majority of the Board of Directors. Under the BCA, unless otherwise provided in a corporation's articles of incorporation, a director on a classified board may be removed by the shareholders of the corporation only for cause. The Restated Articles provide that directors of the Company may only be removed for cause.

    ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS OF SHAREHOLDERS. The Restated Articles provide that any action required or permitted to taken by shareholders of the Company may be taken by written consent, in lieu of a meeting, if executed by the holders of all of the Company's outstanding shares entitled to vote with respect to the action that is the subject of the consent. The Amended By-laws further provide that special meetings may be called only by (i) the Chairman of the Board; (ii) the President; (iii) the Board of Directors; or (iv) the holders of at least 50.0% of the outstanding shares entitled to vote at the proposed special meeting. In addition, the business permitted to be conducted at any special meeting of shareholders is limited to the purpose or purposes specified in the written notice of such meeting.

    ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND PROPOSALS. The Amended By-Laws establish advance notice provisions with regard to the nomination, other than by or at the direction of the Board, of candidates for election as directors, or the bringing any shareholder proposal before any annual meeting of shareholders. The advance notice provisions provide that business other than that proposed by the Board may be transacted and candidates for director other than those selected by the Board may be nominated at the annual meeting of shareholders only if the Secretary of the Company has received a written notice identifying such business or candidates and providing specified additional information not less than 60 nor more than 90 days before the anniversary of the prior year's annual meeting of shareholders (or if the board has set a different date for the annual meeting, not less than 60 nor more than 90 days before such other date, or, if such other date has not been publicly disclosed or announced at least 75 days in advance, then not less than 15 days after such public disclosure or announcement). In addition, not more than 10 days after receipt by the sponsoring shareholder of the Secretary's written request, the sponsoring shareholder must provide the Secretary with such additional information as the Secretary may reasonably require.

    RESTRICTIONS ON AMENDMENT TO NUMBER OF DIRECTORS PROVISION IN BY-LAWS. The Amended By-Laws fix the number of directors of the Board at seven. The Amended By-Laws further provide that the approval of at least 75.0% of the outstanding shares of the Company's Common Stock entitled to vote will be required to alter, amend or repeal such provision of the Amended By-Laws or to adopt any other provision of the Amended By-Laws or Restated Articles inconsistent with such provision. Such provision will have the effect of making it more difficult for shareholders to increase the size of the Board and fill vacancies created thereby.

    TEXAS BUSINESS COMBINATION STATUTE Article 13.03 of the BCA imposes a three-year moratorium on business combinations between a Texas corporation and an "affiliated shareholder" (in general, a shareholder owning 20.0% or more of a corporation's outstanding voting stock) or an affiliate or associate thereof unless (a) prior to a shareholder becoming an affiliated shareholder, the board of directors of the corporation approved either the business combination or the purchase or acquisition of shares resulting in the shareholder becoming an affiliated shareholder; or (b) not less than six months after the affiliated shareholder becomes an affiliated shareholder, the business combination is approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation (other than those shares beneficially owned by the affiliated shareholder) at a meeting of shareholder and not by written consent. Article
13.03 of the BCA applies to any corporation incorporated in the State of Texas unless the corporation expressly elects not be governed by such legislation. The Company has not made such an election and is therefore subject to Article 13.03 of the BCA.

TRANSFER AGENT AND REGISTRAR

                is the transfer agent and registrar for the Common Stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    SET FORTH BELOW IS A SUMMARY OF CERTAIN FINANCING INSTRUMENTS TO WHICH THE COMPANY IS A PARTY. THE SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH AGREEMENTS, COPIES OF WHICH HAVE BEEN FILED AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

BANK CREDIT FACILITY

    In connection with the Recapitalization, the Company entered into a new $235.0 million Bank Credit Facility arranged by The Chase Manhattan Bank ("Chase") which consists of (i) a $45.0 million six-year Tranche A Term Loan;
(ii) a $110.0 million seven-year Tranche B Term Loan; and (iii) a $80.0 million six-year Revolving Credit Facility with a $30.0 million sublimit for letters of credit.

    The proceeds of the Term Loans, together with the proceeds from the issuance of the Vestar Note and the accrual Series A Preferred Stock and approximately $38 million in drawings under the Revolving Credit Facility, were used to fund the cash paid upon the closing of the Recapitalization (including related fees and expenses) and to repay in full all loans, accrued interest and other amounts due under the Company's existing credit agreement. The Revolving Credit Facility is also available for general corporate purposes, including working capital needs and letters of credit. The Revolving Credit Facility is subject to a borrowing base generally consisting of up to 85% of eligible accounts receivable, 55% of eligible inventory and 50% of trade letters of credit, subject to certain sublimits. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources". As at March 31, 1998, the Company had approximately $60.9 million available under the borrowing base. As at March 31, 1998, the Company had borrowings under the Tranche A Term Loan, the Tranche B Term Loan and the Revolving Credit Facility of approximately $44.5 million, $110.0 million and $19.5 million, respectively.

    Borrowings under the Tranche A Term Loan and the Revolving Credit Facility bear interest at one of two rates to be selected by the Company: (i) a margin over Chase's Alternate Base Rate (the "Base Rate") or (ii) a margin over LIBOR for specified interest periods. The margin for each rate varies based on the Company's Consolidated Ratio of Funded Debt to EBITDA (as defined herein). The Tranche A Term Loan and the Revolving Credit Facility initially bear interest at LIBOR plus 2.75% or the Base Rate plus 1.75%. The Tranche B Term Loan initially bears interest at LIBOR plus 3.25% or the Base Rate plus 2.25%. As at March 31, 1998, the Company's interest rate under the Tranche A Term Loan, the Tranche B Term Loan and the Revolving Credit Facility was 8.44%, 8.94% and 8.44%, respectively.

    The Company is required to pay a commitment fee on the unutilized portion of the Revolving Credit Facility at a rate based upon the Company's Consolidated Ratio of Funded Debt to EBITDA. Initially this commitment fee was 0.5% per annum, and as at March 31, 1998, the commitment fee was 0.5%. In addition, the Company paid a fee in connection with the consummation of the Bank Credit Facility and paid certain customary agency fees to the agents thereunder.

    The Tranche A Term Loan provides for $45.0 million payable in escalating quarterly payments beginning March 1998 through September 2003. The Tranche B Term Loan provides for quarterly payments aggregating $1.0 million per fiscal year through fiscal 2002 and $16.0 million in fiscal 2003, with the balance of $90.0 million due in 2004. In addition to the scheduled amortization, additional principal prepayments of the Term Loans are required to be made with the proceeds of certain asset sales, certain debt and equity issuances and annual excess cash flow (as defined).

    As a result of the Offering, the Company's indebtedness will decrease significantly. The Company intends to use the net proceeds received from the Offering to repay approximately $44.7 million under the Bank Credit Facility and $45.0 million due under the Vestar Note.

    The obligations of the Company under the Bank Credit Facility are secured by a first priority security interest in substantially all of the Company's tangible and intangible assets (other than mortgaged properties), including without limitation, accounts receivable, factor receivable balances, inventory, intellectual property, contract rights and equipment, as well as all of the capital stock of the Company and each of its direct and indirect domestic subsidiaries, and 65.0% of the capital stock of the Company's foreign subsidiaries. Each of the Company's domestic subsidiaries have guaranteed the obligations of the Company under the Bank Credit Facility.

    The Bank Credit Facility contains certain financial covenants which require the Company to meet certain financial ratios and tests including (i) a maximum cash interest coverage test; (ii) a minimum fixed charge coverage test; and
(iii) a maximum leverage test. In addition, the Bank Credit Facility contains covenants customarily found in credit agreements including, among other things, limitations on indebtedness, liens, asset sales, sale and lease-back transactions, distributions and other restricted payments (including cash dividends), mergers and certain acquisitions, investments, transactions with affiliates, capital expenditures, the prepayments or amendment of certain indebtedness, and the amendment of material agreements. The Bank Credit Facility also contains customary events of default, including certain changes of control (as defined) of the Company.

    As required by the Bank Credit Agreement, the Company has entered into certain interest rate protection agreements covering 50.0% of its term loan obligations under the Bank Credit Agreement.

VESTAR NOTE

    In connection with Recapitalization, the Company issued to Vestar subordinated notes in the aggregate principal amount of $30.0 million (the "Vestar Note"). The Vestar Note matures in 2007 and accrues interest at a rate of 17.9% per annum. Interest on the Vestar Note is payable in cash only to the extent of 40.0% of the annual original issue discount accrual (the tax savings achieved by the Company due to the deductibility of interest on the Vestar
Note), but only to the extent that the payment of interest does not violate any senior debt obligations, including restrictions under the Bank Credit Agreement. After September 25, 2003, interest is payable in cash if the Company meets certain performance tests including the achievement of investment grade ratings. The Vestar Note is redeemable, in whole or in part, subject to escalating prepayment penalties ranging from $15.0 million prior to September 26, 1998 to $45.0 million after September 26, 2000.

    The Vestar Note is subject to mandatory redemption (including applicable prepayment penalties) upon the occurrence of certain events, including changes in ownership of equity interests, a public offering of equity securities, and the payment of dividends on any class of its capital stock in any form other than a dividend of similar equity securities. Proceeds from the Offering will be used in part to repay amounts due under the Vestar Note. See "Use of Proceeds" and "Certain Transactions".

    The Vestar Note is subordinated in right of payment to all amounts due under the Bank Credit Facility. The Vestar Note contains certain covenants including, among other things, limitations on mergers and asset acquisitions, transactions with affiliates and modifications to the Polo Jeans License. The Vestar Note contains customary events of default for subordinated indebtedness, including cross acceleration to other indebtedness of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering there has been no market for the shares of the Common Stock. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, may adversely affect prevailing market prices.

    In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1%
of the then outstanding shares of the Common Stock (approximately      shares
immediately after the Offering) or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

    Upon completion of the Offering, assuming no exercise of the Underwriters'
over-allotment option, the Company will have outstanding a total of      shares
of Common Stock. Of such shares,      shares being sold in the Offering
(together with any shares sold upon exercise of the Underwriters' over-allotment options) will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any Affiliate of the Company. So long as any shareholder remains an Affiliate of the Company, any shares of Common Stock held by such person will only be available for public sale if such shares are registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144, subject to the restrictions discussed above. The Company, Vestar, and the executive officers and directors of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus) for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co., as representative of the Underwriters, except for the shares of Common Stock offered in connection with this Offering. In addition, certain restrictions on transfers of shares of Common Stock by the shareholders of the Company are contained in the Stockholders' Agreement.

                                 LEGAL MATTERS

    Certain tax and other legal matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to Texas law, including the validity of the issuance of the Common Stock registered hereby, will be passed upon for the Company by Mayfield, Perrenot, Davie and Dennis, P.C. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett. Certain partners of Simpson Thacher & Bartlett and related persons have an indirect interest, through Vestar, in less than 1% of the Common Stock of the Company. Simpson Thacher & Bartlett provides legal services to the Company and Vestar on certain matters.

                                    EXPERTS

    The consolidated financial statements of Sun Apparel, Inc. at December 31, 1997, and December 28, 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    Certain financial information of the Company for the years ended December 31, 1994 and December 25, 1993, appearing in this Prospectus, have been derived from financial statements audited by other independent auditors. Ernst & Young LLP replaced such other auditors in 1995. The decision to change accountants was approved by the Company's Board of Directors, and report of such other auditors does not contain any adverse opinion or a disclaimer of opinion, nor is it qualified or modified as to uncertainty, audit scope or accounting principles. During its engagement by the Company, there were no disagreements between the Company and such other auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules, and exhibits filed as a part thereof. The Registration Statement, including all schedules and exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference.

    The Company will be subject to the periodic reporting and other informational requirements of the Exchange Act. The Company will fulfill its obligations with respect to such requirements by filing periodic reports with the Commission. In addition, the Company intends to furnish its shareholders with annual reports containing financial statements audited by independent certified accountants.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors........................................................        F-2
Consolidated Balance Sheets as of December 28, 1996, December 31, 1997, and March 31,
  1998 (Unaudited)....................................................................        F-3
Consolidated Statements of Income for the Years Ended December 30, 1995, December 28,
  1996, and December 31, 1997, and the Three Months Ended March 31, 1997 and 1998
  (Unaudited).........................................................................        F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the Years Ended December
  30, 1995, December 28, 1996, and December 31, 1997, and the Three Months Ended March
  31, 1998 (Unaudited)................................................................        F-5
Consolidated Statements of Cash Flows for the Years Ended December 30, 1995, December
  28, 1996, and December 31, 1997, and the Three Months Ended March 31, 1997 and 1998
  (Unaudited).........................................................................        F-6
Notes to Consolidated Financial Statements............................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Sun Apparel, Inc.

We have audited the accompanying consolidated balance sheets of Sun Apparel, Inc. as of December 28, 1996 and December 31, 1997, and the related consolidated statements of income, shareholders' equity (deficit), and cash flows for the years ended December 30, 1995, December 28, 1996, and December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sun Apparel, Inc. as of December 28, 1996 and December 31, 1997 and the consolidated results of its operations and its cash flows for the years ended December 30, 1995, December 28, 1996, and December 31, 1997 in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Antonio, Texas
March 26, 1998

                               SUN APPAREL, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                       DECEMBER 28,    DECEMBER 31,    MARCH 31,
                                                                           1996            1997           1998
                                                                      --------------  --------------  ------------
                                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................................    $    3,674      $    3,751     $      543
  Due from factors..................................................        32,969          15,879         15,528
  Trade receivables.................................................        26,215          46,822         47,265
  Inventories.......................................................        54,960          57,704         64,782
  Advances to contractors...........................................           387           1,670          1,136
  Other receivables.................................................         2,237           1,619            925
  Prepaid expenses..................................................           891           1,299          1,830
                                                                      --------------  --------------  ------------
  Total current assets..............................................       121,333         128,744        132,009

Property, plant, and equipment......................................        47,615          59,249         61,699
Less accumulated depreciation.......................................        19,222          25,167         26,967
                                                                      --------------  --------------  ------------
Net property, plant, and equipment..................................        28,393          34,082         34,732

Loan origination costs, net.........................................           109           7,305          7,013
Deferred income taxes...............................................        --               2,503          2,688
Other assets........................................................         2,780           1,607          1,841
                                                                      --------------  --------------  ------------
  Total assets......................................................    $  152,615      $  174,241     $  178,283
                                                                      --------------  --------------  ------------
                                                                      --------------  --------------  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable -- trade.........................................    $   24,062      $   23,228     $   30,457
  Current portion of long-term debt.................................         6,330           3,000          3,518
  Accrued liabilities...............................................         8,681          13,552         16,811
  Due to related parties............................................           100           1,607          1,607
  Taxes payable.....................................................         1,310           4,645          2,769
                                                                      --------------  --------------  ------------
  Total current liabilities.........................................        40,483          46,032         55,162

Debt:
  Long-term debt, net of current portion............................        27,299         156,611        155,119
  Bank Credit Facility..............................................        34,250          27,000         19,500
  Subordinated debt, net of current portion.........................         2,507          30,000         30,000

Deferred income taxes...............................................        --               1,028          1,146

  Shareholders' equity (deficit):
  Common stock, no par value; 1,000,000 shares authorized; 101,000 shares issued; 101,000 shares issued and outstanding at December
    28, 1996 and 3,780 shares issued and outstanding at December 31,
    1997 and March 31, 1998 (unaudited).............................           417             417            417
  Preferred stock...................................................        --              87,916         90,679
  Retained earnings (deficit).......................................        47,491        (174,763)      (173,740)
  Subsidiary equity.................................................           168          --             --
                                                                      --------------  --------------  ------------
  Total shareholders' equity (deficit)..............................        48,076         (86,430)       (82,644)
                                                                      --------------  --------------  ------------
      Total liabilities and shareholders' equity (deficit)..........    $  152,615      $  174,241     $  178,283
                                                                      --------------  --------------  ------------
                                                                      --------------  --------------  ------------

                            See accompanying notes.

                               SUN APPAREL, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                                                                 THREE MONTHS
                                                            YEARS ENDED                             ENDED
                                           ----------------------------------------------  ------------------------
                                            DECEMBER 30,    DECEMBER 28,    DECEMBER 31,    MARCH 31,    MARCH 31,
                                                1995            1996            1997          1997         1998
                                           --------------  --------------  --------------  -----------  -----------
                                                                                                 (UNAUDITED)
Net sales................................   $    205,657    $    281,668    $    359,672    $  80,475    $  93,973
Cost of goods sold.......................        153,513         191,401         233,335       52,661       56,629
                                           --------------  --------------  --------------  -----------  -----------
Gross profit.............................         52,144          90,267         126,337       27,814       37,344
Operating expenses:
  Selling, general, and administrative
    expenses.............................         33,295          64,329          84,044       18,432       23,695
  Depreciation and amortization..........          2,846           6,853           6,292        1,459        1,830
                                           --------------  --------------  --------------  -----------  -----------
Operating income.........................         16,003          19,085          36,001        7,923       11,819
Other (income) and expenses:
  Interest income........................            (17)            (31)           (227)         (22)         (23)
  Interest and bank charges..............          3,228           4,213          10,375        1,303        5,678
  Other income, net......................         (1,701)           (435)         (1,753)        (100)         (47)
                                           --------------  --------------  --------------  -----------  -----------
Income before taxes and extraordinary
  item...................................         14,493          15,338          27,606        6,742        6,211
Income tax expense.......................            542             863           3,674          282        2,425
                                           --------------  --------------  --------------  -----------  -----------
Income before extraordinary item.........         13,951          14,475          23,932        6,460        3,786
Loss on early extinguishment of debt, net
  of tax benefit of $291 in 1997.........             --              --             566           --           --
                                           --------------  --------------  --------------  -----------  -----------
Net income...............................   $     13,951    $     14,475    $     23,366    $   6,460    $   3,786
                                           --------------  --------------  --------------  -----------  -----------
                                           --------------  --------------  --------------  -----------  -----------
Unaudited pro forma data (Note 11):
  Income before taxes and extraordinary
    item.................................   $     14,493    $     15,338    $     27,606    $   6,742
  Pro forma adjustments to reflect
    federal, state and foreign income
    taxes................................          6,087           6,442          11,595        2,832
                                           --------------  --------------  --------------  -----------
  Pro forma income before extraordinary
    item.................................          8,406           8,896          16,011        3,910
  Loss on early extinguishment of debt,
    net of tax benefit of $291 in 1997...             --              --             566           --
                                           --------------  --------------  --------------  -----------
  Pro forma net income...................   $      8,406    $      8,896    $     15,445    $   3,910
                                           --------------  --------------  --------------  -----------
                                           --------------  --------------  --------------  -----------

                            See accompanying notes.

                               SUN APPAREL, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   COMMON STOCK          PREFERRED STOCK      RETAINED
                                                              ----------------------  ----------------------  EARNINGS
                                                               SHARES      AMOUNT      SHARES      AMOUNT     (DEFICIT)    TOTAL
                                                              ---------  -----------  ---------  -----------  ---------  ---------
Balance at December 31, 1994................................    101,000   $     417      --          --       $  30,685  $  31,102
  Issuance of satellite company common stock................     --          --          --          --               8          8
  Distributions to shareholders.............................     --          --          --          --          (8,055)    (8,055)
  Net income................................................     --          --          --          --          13,951     13,951
                                                              ---------       -----   ---------  -----------  ---------  ---------
Balance at December 30, 1995................................    101,000         417      --          --          36,589     37,006
  Issuance of satellite company common stock................     --          --          --          --               4          4
  Distributions to shareholders.............................     --          --          --          --          (3,409)    (3,409)
  Net income................................................     --          --          --          --          14,475     14,475
                                                              ---------       -----   ---------  -----------  ---------  ---------
Balance at December 28, 1996................................    101,000         417      --          --          47,659     48,076
  Cash distributions to shareholders........................     --          --          --          --         (45,737)   (45,737)
  Noncash distributions to shareholders.....................     --          --          --          --            (557)      (557)
  Preferred stock exchanged for Sun stock...................    (30,072)     --         198,891   $  39,778     (39,778)    --
  Repurchase of interests in common stock of Sun and
    Satellite Companies.....................................    (67,337)     --          --          --        (147,411)  (147,411)
  Preferred and common stock exchanged for Sun and Satellite
    Company stock...........................................        189      --          11,109       2,222      (2,222)    --
  Preferred stock issued for cash...........................     --          --         215,000      43,000      --         43,000
  Recapitalization fees.....................................     --          --          --          --          (7,167)    (7,167)
  Preferred stock dividends.................................                                          2,916      (2,916)    --
  Net income................................................     --          --          --          --          23,366     23,366
                                                              ---------       -----   ---------  -----------  ---------  ---------
Balance at December 31, 1997................................      3,780         417     425,000      87,916    (174,763)   (86,430)
  Preferred stock dividends.................................                                          2,763      (2,763)    --
  Net income (unaudited)....................................     --          --          --          --           3,786      3,786
                                                              ---------       -----   ---------  -----------  ---------  ---------
Balance March 31, 1998 (unaudited)..........................      3,780   $     417     425,000   $  90,679   ($173,740) ($ 82,644)
                                                              ---------       -----   ---------  -----------  ---------  ---------
                                                              ---------       -----   ---------  -----------  ---------  ---------

                            See accompanying notes.

                               SUN APPAREL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                            YEARS ENDED                       THREE MONTHS ENDED
                                           ----------------------------------------------  ------------------------
                                            DECEMBER 30,    DECEMBER 28,    DECEMBER 31,    MARCH 31,    MARCH 31,
                                                1995            1996            1997          1997         1998
                                           --------------  --------------  --------------  -----------  -----------

                                                                                                 (UNAUDITED)
OPERATING ACTIVITIES
Net income...............................    $   13,951      $   14,475      $   23,366     $   6,460    $   3,786
Adjustments to reconcile net income to
  net cash provided by (used in)
  operating activities:
    Depreciation.........................         2,800           6,578           5,703         1,428        1,800
    Amortization.........................           123             275             881           139          323
    Loss on debt extinguishment..........        --              --                 857        --           --
    Federal income taxes--deferred.......        --              --              (1,475)       --              (67)
    Changes in operating assets and
      liabilities:
      Due from factors...................         5,625         (13,759)         17,090        15,181          351
      Trade receivables..................        (1,599)        (14,776)        (20,607)      (19,527)        (443)
      Inventories........................         5,254         (28,943)         (2,744)        1,684       (7,078)
      Advances to contractors............           542             611          (1,283)         (151)         534
      Other receivables..................          (594)         (1,643)            618         1,597          694
      Prepaid expenses...................        (1,052)            569            (408)       (1,322)        (531)
      Other assets.......................          (669)            285            (724)         (345)        (265)
      Accounts payable--trade............           531          12,756            (834)       (1,917)       7,229
      Accrued liabilities................         1,818           3,858           4,871         2,749        3,259
      Taxes payable......................           170             371           3,335            53       (1,876)
                                           --------------  --------------  --------------  -----------  -----------
Net cash provided by (used in) operating
  activities.............................        26,900         (19,343)         28,646         6,029        7,716

INVESTING ACTIVITIES
Purchases of property, plant, and
  equipment..............................        (5,655)        (15,374)        (10,525)       (3,378)      (2,450)
Proceeds from sales of property, plant,
  and equipment..........................        --               2,130          --            --           --
                                           --------------  --------------  --------------  -----------  -----------
Net cash used in investing activities....        (5,655)        (13,244)        (10,525)       (3,378)      (2,450)

FINANCING ACTIVITIES
Proceeds from long-term debt and Bank
  Credit Facility........................       487,859         120,467         193,000        35,250       --
Payments on long-term debt and Bank
  Credit Facility........................      (502,607)        (84,200)        (75,135)      (41,050)      (8,474)
Issuance of subordinated debt............        --              --              30,000         5,000       --
Payments of subordinated debt............          (100)         --              (1,000)       --           --
Issuance of preferred stock..............        --              --              43,000        --           --
Recapitalization fees....................        --              --              (7,167)       --           --
Loan origination fees....................        --              --              (7,594)       --           --
Issuance of satellite company common
  stock..................................             8               4          --            --           --
Repurchase of interests in common stock
  of Sun and satellite companies.........        --              --            (147,411)       --           --
Distributions paid.......................        (8,055)         (3,409)        (45,737)       (3,900)      --
                                           --------------  --------------  --------------  -----------  -----------
Net cash (used in) provided by financing
  activities.............................       (22,895)         32,862         (18,044)       (4,700)      (8,474)
                                           --------------  --------------  --------------  -----------  -----------
Net (decrease) increase in cash and cash
  equivalents............................        (1,650)            275              77        (2,049)      (3,208)
                                           --------------  --------------  --------------  -----------  -----------
Cash and cash equivalents at beginning of
  year...................................         5,049           3,399           3,674         3,674        3,751
                                           --------------  --------------  --------------  -----------  -----------
Cash and cash equivalents at end of
  year...................................    $    3,399      $    3,674      $    3,751     $   1,625    $     543
                                           --------------  --------------  --------------  -----------  -----------
                                           --------------  --------------  --------------  -----------  -----------
Supplemental disclosures:
  Interest and bank charges paid.........    $    3,295      $    4,831      $    8,066     $   1,319    $   4,391
  Income taxes paid......................           790             779           1,326        --           --
  Assets acquired under capital leases...        --              --                 867        --           --
  Preferred stock exchanged for Sun and
    Satellite Company stock..............        --              --              42,000        --           --

                            See accompanying notes.

                               SUN APPAREL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  YEARS ENDED DECEMBER 30, 1995, DECEMBER 28, 1996, AND DECEMBER 31, 1997 AND
                   THREE MONTHS ENDED MARCH 31, 1997 AND 1998
(INFORMATION AS TO THE THREE MONTHS ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION/COMBINATION

    The consolidated/combined financial statements include the operations of the affiliated entities described below which were under common control prior to the Reorganization (as defined) effected in September 1997 (see Note 2).

    Sun Apparel, Inc. (Sun), a Texas corporation, is engaged in the manufacture and sale of jeanswear and other apparel under its own labels, licensed labels, and private labels.

    Greater Texas Finishing Corporation (GTX), a Texas corporation, is engaged in the business of processing and finishing jeanswear and other apparel for Sun.

    Maquilas Pami S.A. de C.V. (Pami), a corporation organized and operating in Mexico, sews, processes, and finishes jeanswear for Sun at agreed-upon prices (see Note 12). Although the operations of Pami are located in Mexico, management decisions are centralized with the management of Sun.

    CNC West, Inc. (CNC), a Texas corporation, is a producer of chemicals used in the apparel washing process. CNC is consolidated with CNC de Mexico, S.A. de C.V., a Mexican corporation which was incorporated under the laws of Mexico in 1997 to support operations in Mexico. Substantially all products are sold to Sun, GTX, and Pami.

    Import Technology of Texas, Inc. (Import Technology), a Texas corporation, is a holding company which has a 99% ownership interest in Pami. CNC holds the remaining 1% interest in Pami.

    Sun City Realty Group, Inc. (Sun City), a Texas corporation, is a real estate holding company for Sun properties.

    R.L. Management, Inc. (R.L.), a Delaware corporation, provides general and administrative support related to the Polo line (see Note 15).

    Lone Star Selling Group, Inc. (Lone Star), a New York corporation, provides general and administrative support related to all apparel lines other than Polo.

    GTX, Pami, CNC, Import Technology, Sun City, R.L., and Lone Star are collectively referred to as the "Satellite Companies." As a result of the Reorganization, the Satellite Companies became wholly-owned subsidiaries of Sun.

    The financial statements of Sun have been consolidated with those of the Satellite Companies for 1997. For 1995 and 1996, the financial statements of Sun are combined with those of the Satellite Companies, and the equity of the Satellite Companies is included in retained earnings. All intercompany balances, sales, and transactions have been eliminated in the consolidated/combined financial statements. The consolidated/combined entity is collectively referred to as the Company.

                               SUN APPAREL, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FISCAL YEARS

    During 1997, the Company changed its fiscal year from a 52 or 53 week period ending on the Sunday closest to December 31 to a twelve calendar month period ending on December 31. All references to 1995, 1996, and 1997 herein are to the fiscal years ended December 30, 1995, December 28, 1996, and December 31, 1997, respectively, which are 52 week periods.

USE OF ESTIMATES

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments readily convertible to known cash amounts and with a maturity of three months or less at the date of purchase to be cash equivalents.

TRADE RECEIVABLES

    The allowance for doubtful accounts, if any, is established through a provision charged to expense. Receivables are charged against the allowance when management believes that collection is unlikely. Collections of previously written-off receivables are credited to the allowance. The Company performs periodic credit evaluations of its customers' financial condition and ability to satisfy their obligations. The allowance, if any, is based upon management's evaluation of the collectibility of outstanding receivables, including such factors as credits, claims, prior experience, and economic conditions. The Company's credit losses for the periods presented are insignificant and have not exceeded management's estimates. The Company generally does not require collateral or letters of credit when extending credit. However, from time to time, the Company requires customer deposits or letters of credit as a condition of extending credit. The allowance for doubtful accounts totaled approximately $102,000, $205,000, and $256,000 at December 28, 1996, December 31, 1997, and
March 31, 1998, respectively.

    Trade receivables are stated net of estimated chargebacks related to such items as damaged goods, returns, markdowns, and any applicable trade discounts.

INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

    Cost of inventory represents the aggregate cost of direct materials, direct labor, and manufacturing overhead. The manufacturing overhead included in the inventories is based on the ratio of manufacturing expenses to direct labor for each period. Purchased finished goods are recorded at invoice cost, including duty, freight, and insurance.

                               SUN APPAREL, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVANCES TO CONTRACTORS

    Periodically, the Company advances funds to foreign sewing contractors against specific cuts in order to provide those contractors with sufficient cash to fund a portion of the costs of their sewing operations. Advances are deducted from contractors' invoices when they are presented for payment.

PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment is stated at cost. Major renewals and betterments are charged to property accounts while replacements, maintenance, and repairs which do not improve or extend the lives of the respective assets are expensed currently. Depreciation is calculated on the straight-line method over the estimated useful economic lives of the assets. Leasehold improvements are amortized on a straight-line method over the lease term.

    Included in office furniture and other equipment (see Note 5) are Company-owned displays and fixtures located in certain customer-owned retail facilities. These displays and fixtures are amortized over their useful lives, generally five years.

TRADEMARK

    Sun purchased a trademark for $1,500,000 plus the unamortized portion of a license fee for approximately $348,000, which aggregates to a total basis of approximately $1,848,000. This amount is being amortized over fifteen years. At December 28, 1996, December 31, 1997, and March 31, 1998 accumulated amortization amounted to approximately $522,000, $645,000, and $678,000, respectively.

REVENUE RECOGNITION

    Sales are recorded at the time the product is shipped. Sales in the consolidated statements of income are recorded net of a provision for trade, volume, and other discounts, as well as for returns and allowances.

SALES TO MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

    During 1995, 1996, and 1997 approximately 13%, 13%, and 9% of consolidated net sales were made to one large discount retailer. During 1995, 1996, and 1997, respectively, approximately 4%, 13%, and 14% of consolidated net sales were made to a group of affiliated retailers. Amounts due from these customers at December 30, 1995, December 28, 1996, and December 31, 1997 totaled approximately $6,691,000, $13,915,000, and $10,732,000, respectively, substantially all of which was collected after year-end.

    Sun purchases the majority of its piece goods inventory from five principal suppliers. While these suppliers provide a significant share of the piece goods used by Sun, piece goods used are substantially generic products and can be provided by a number of other suppliers on comparable terms. Sun believes its relationship with its existing suppliers is satisfactory.

                               SUN APPAREL, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ADVERTISING COSTS

    Advertising expenses of Sun include costs related to print media, including magazines, newspapers and industry publications, and television advertising. Total advertising expense amounted to approximately $4,936,000, $12,143,000, and $16,176,000 for the years ended 1995, 1996, and 1997, respectively, and approximately $2,512,000 and $2,982,000 for the three months ended March 31, 1997 and 1998. Advertising costs are expensed as incurred.

LOAN ORIGINATION COSTS

    In connection with the refinancing transaction (see Note 7), the Company incurred approximately $7,600,000 in loan origination costs. Accumulated amortization of these loan origination costs was approximately $292,000 and $584,000 at December 31, 1997 and March 31, 1998, respectively. Loan origination costs, which are being amortized using a method that approximates the effective interest method over the term of the related debt, are included in other assets in the balance sheet.

    Loan origination costs totaling approximately $857,000 were expensed and reported as an extraordinary item in the statement of income when the related debt was retired concurrent with the recapitalization (see Note 2).

INCOME TAXES

    Effective September 26, 1997, the Company terminated its Subchapter S tax status (see Note 9). The Company became subject to the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," on September 26, 1997. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. Prior to the termination of its Subchapter S tax status, federal income tax expense was not recognized in the financial statements of the Company. The federal tax liability was the shareholders' rather than the Company's.

INTERIM FINANCIAL DATA

    The consolidated financial statements and related information as of March 31, 1998, and for the three months ended March 31, 1997 and 1998, have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, such consolidated financial statements reflect all adjustments (consisting of normal recurring entries) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations, cash flows, and changes in shareholders' equity of the Company for such periods. Interim period results are not necessarily indicative of the results to be achieved for the entire year.

RECLASSIFICATIONS

    Certain prior year amounts in the financial statements have been reclassified to conform to current year presentation.

                               SUN APPAREL, INC.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
BUSINESS SEGMENTS

    In June 1997, the FASB issued Statement No. 131, "Financial Reporting for Segments of a Business Enterprise" (FAS 131). FAS 131 specifies the computation, presentation, and disclosure requirements for business segment information, and requires that segments be identified based on internal financial reporting at the level reported to the chief operating decision maker. FAS 131 supersedes FAS 14, "Financial Reporting for Segments of a Business Enterprise", but retains the requirement to report information about major customers. FAS 131 is effective for financial statements for periods beginning after December 15, 1997. The Company will adopt FAS 131 for its December 31, 1998 financial statements, and expects to disclose financial information for two operating segments, the Polo Jeans division and the Sun division.

COMPREHENSIVE INCOME

    In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" ("FAS 130"). FAS 130 establishes new rules for the reporting and display of comprehensive income and its components. These disclosures are required for the first quarter of 1998. FAS 130 requires changes such as unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments, which currently are reported in shareholders' equity, to be included in other comprehensive income and the disclosure of total comprehensive income. Currently, the Company has no transactions that generate items of other comprehensive income, and the adoption of FAS 130 is not expected to have a significant impact on the financial statement disclosures.

2. REORGANIZATION AND RECAPITALIZATION

    On September 26, 1997, the shareholders of Sun reorganized certain entities under their common control (the "Reorganization") as a result of which the Satellite Companies became wholly-owned subsidiaries of Sun. The Reorganization involved exchanging all of the outstanding stock of the Satellite Companies for stock of Sun (consisting of 189 shares of common stock, 2,174 shares of Series B Preferred Stock totalling approximately $435,000, and 8,935 shares of Series C Preferred Stock totalling $1,787,000) and cash. These transactions have been accounted for as a combination of entities under common control and, accordingly, the Satellite Companies are reflected at their historical carry over basis in the consolidated financial statements.

    Also on September 26, 1997, the Company completed a recapitalization transaction (the "Recapitalization") under which Sun redeemed 67,336.67 shares of its common stock held by an individual and his related family interests (the "Selling Shareholders") and exchanged 30,072.33 shares of its common stock held by the former minority shareholder and his family interests (the "Continuing Shareholders") for 198,891 shares of Series B Preferred Stock totalling $39,778,000. Additionally, Sun issued 215,000 shares of Series A Preferred Stock to Vestar/Sun Holding Company LLC ("Vestar") for $43,000,000 in cash and Vestar purchased 1,512 shares of Sun common stock directly from the Continuing Shareholders such that, after the Recapitalization, Vestar owned 40% and the Continuing Shareholders owned 60% of the common equity interests of the Company. The above transactions have been accounted for as a recapitalization and, as such, there was no change in the carrying values of the Company's net assets.

                               SUN APPAREL, INC.

2. REORGANIZATION AND RECAPITALIZATION (CONTINUED)
    As a result of the Reorganization and Recapitalization, the Selling Shareholders and the Continuing Shareholders received total cash of $147,411,000 and $30,000,000, respectively. These distributions and related fees and expenses were financed by using the proceeds from equity issuances, bank debt and subordinated debt (see Notes 7 and 8).

3. DUE FROM FACTORS

    Sun has agreements with three commercial finance companies which provide for the factoring of certain trade receivables of its selling divisions. These receivables are factored without recourse as to credit risk, but with recourse for any claims by the customers for chargebacks in the normal course of business relating to damaged goods, returns, markdowns, and any applicable trade discounts. Such receivables sold without recourse are reflected in the accompanying financial statements as due from factors. Sun is charged a factoring commission ranging from .50% to .60% of factored sales. The factoring commissions are included in factoring charges in the accompanying financial statements. Upon collection of the receivables, the factors forward the related payment to Sun's primary lender for credit to Sun's account.

4. INVENTORIES

    Inventories consist of the following (in thousands):

                                    DECEMBER 28,     DECEMBER 31,     MARCH 31,
                                        1996             1997           1998
                                   ---------------  ---------------  -----------
Finished goods...................     $  31,501        $  33,646      $  38,044
Work-in-process..................        10,274           12,746         13,460
Piece goods......................         7,297            5,303          6,846
Trim and supplies................         5,888            6,009          6,432
                                   ---------------  ---------------  -----------
                                      $  54,960        $  57,704      $  64,782
                                   ---------------  ---------------  -----------
                                   ---------------  ---------------  -----------

                               SUN APPAREL, INC.

5. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment consists of the following balances (in thousands):

                                                                                     ESTIMATED
                                      DECEMBER 28,     DECEMBER 31,     MARCH 31,   USEFUL LIFE
                                          1996             1997           1998        IN YEARS
                                     ---------------  ---------------  -----------  ------------
Land...............................     $   1,418        $   1,560      $   1,560             --
Building and improvements..........        12,599           13,203         12,937        30-31.5
Production equipment...............        16,174           16,504         16,578            5-7
Computer equipment.................         4,236            6,586          7,041              5
Office furniture and other
  equipment........................         7,977           15,040         17,283            5-7
                                                                                         Life of
Leasehold improvements.............         2,138            2,564          2,508          Lease
Processing and related equipment...         2,821            3,403          3,403            5-7
Autos and truck....................           252              389            389           5-10
                                     ---------------  ---------------  -----------
                                           47,615           59,249         61,699
Less accumulated depreciation......        19,222           25,167         26,967
                                     ---------------  ---------------  -----------
                                        $  28,393        $  34,082      $  34,732
                                     ---------------  ---------------  -----------
                                     ---------------  ---------------  -----------

    Depreciation expense for 1995, 1996, and 1997 was approximately $2,800,000, $6,578,000, and $5,703,000, respectively. Fully depreciated assets have been written off the books, although some may still be in use. Computer equipment at December 31, 1997 and March 31, 1998 includes $867,000 of assets held under capital leases, and amortization of these leases is included in depreciation expense.

6. GROUP HEALTH INSURANCE

    The Company maintains self-insurance group health plans for U.S. employees. The plans provide medical benefits coverage for qualified and participating employees. For protection against significant claims, the Company has obtained coverage for claims in excess of $20,000 per employee. The amount charged to health insurance expense is based upon benefits paid and expected liabilities and includes the insurance premiums. Management believes that the accrued liability as of December 31, 1997 is adequate to cover future benefit payments for claims that occurred prior to year-end.

7. BANK CREDIT COMMITMENT AND FACILITY

    On September 26, 1997, Sun entered into a new Loan Agreement (the Facility) that provides for up to $235,000,000 in committed credit by a group of participating banks. A Swingline Loan facility of $10,000,000 is provided within the Facility to accommodate zero balance banking. The Facility provides for aggregate term debt, consisting of two term loans, of $155,000,000. The first Term Loan (Term Loan A) provides for $45,000,000 payable in escalating quarterly payments beginning March 31, 1998 at $500,000 and increasing to $1,250,000, $1,750,000, $2,500,000, and $3,650,000 for the years 1999, 2000, 2001 -- 2002, and 2003, respectively, with the final payment of $3,700,000 being due on September 30, 2003. The second Term Loan (Term Loan B) provides $110,000,000 payable in sixteen quarterly payments of $250,000 from March 31, 1999 to December 31, 2002, four quarterly payments of $4,000,000 from March 31, 2003 to December 31, 2003, and three quarterly payments of $30,000,000 from March 31, 2004 to September 30, 2004. Interest is payable quarterly on the outstanding term loans at interest rate options selected by Sun. The interest rate options for all outstanding amounts (term loans and revolving credit loans) are based upon the Prime Rate, the Federal Funds Effective Rate, or LIBOR (plus applicable margin based on the leverage ratio as of the determination date) as defined by the

                               SUN APPAREL, INC.

7. BANK CREDIT COMMITMENT AND FACILITY (CONTINUED)
Facility. At December 31, 1997, Sun's interest rate was 8.74%, 9.24%, and 8.74% for Term Loan A, Term Loan B, and the revolving credit loans, respectively. Borrowings under the Facility are secured by factor receivable balances, trade receivables, inventories, machinery and equipment, real property, and intangibles.

    In addition to the term loans, the Facility provides for revolving credit loans (Revolving Loans) to Sun from September 26, 1997 to September 30, 2003, in aggregate amount outstanding at any one time up to $80,000,000. The aggregate amount of all Revolving Loans (plus Swingline Loans) at any time outstanding shall not exceed the Borrowing Base (as hereinafter defined) then in effect. The Borrowing Base is defined as the sum of (i) eighty-five percent (85%) of (a) all eligible nonpurchased accounts; plus (b) the lesser of (1) $3,000,000 or (2) all eligible collectible chargebacks less collectible chargeback reserve; plus (c) all eligible factored credit balances; and (ii) the lesser of (a) $1,000,000 or
(b) fifty percent (50%) of accrued settlements; and (iii) the lesser of (a) the inventory cap or (b) the sum of (1) fifty-five percent (55%) of all eligible inventory and (2) thirty-five percent (35%) of eligible inventory related to "unwashed" finished goods; and (iv) an amount equal to (a) fifty percent (50%) of the face amount of all issued and outstanding trade letters of credit less
(b) a reserve for estimated costs and expenses required to be paid in order to take possession of any inventory which is then in transit. At December 31, 1997, Sun had approximately $70,427,000 ($80,442,000 at March 31, 1998) available under the Borrowing Base, of which $27,000,000 ($19,500,000 at March 31, 1998) was utilized under the Revolving Credit Facility.

    The Facility also provides for irrevocable letters of credit to be issued against credit loans on behalf of Sun up to $30,000,000, subject to certain borrowing limitations.

    The Facility contains restrictive covenants relating to, among other things, additional borrowings, additional liens, additional guarantees, the declaration or payment of dividends, transactions with subsidiaries, mergers or acquisitions, investments, asset sales, and capital expenditures. The Facility includes certain financial covenants including, but not limited to, minimum interest coverage, minimum fixed charge coverage, and a minimum leverage ratio.

    As required by the Facility, the Company has entered into certain interest rate protection agreements covering $77,500,000 (50%) of its borrowings under the Facility. As of December 31, 1997, these agreements were in a net unfavorable position with a fair market value of approximately $222,000.

    Under its prior credit agreement as of December 28, 1996, Sun's interest rate was 7.56% and 8.06% for a $25,000,000 term loan and a $34,250,000 revolving credit loan, respectively. All amounts outstanding under the prior credit agreement were repaid using proceeds from the new Facility.

8. DEBT

LONG-TERM DEBT

    Long-term debt consisted of the following (in thousands):

                                                       DECEMBER 28,     DECEMBER 31,    MARCH 31,
                                                           1996             1997          1998
                                                      ---------------  --------------  -----------
Term Loan A--term note portion of the September 26,
  1997 Loan Agreement (see Note 7)--payable in
  graduating quarterly principal installments.......            --       $   45,000     $  44,500

                               SUN APPAREL, INC.

8. DEBT (CONTINUED)

                                                       DECEMBER 28,     DECEMBER 31,    MARCH 31,
                                                           1996             1997          1998
                                                      ---------------  --------------  -----------
Term Loan B--term note portion of the September 26,
  1997 Loan Agreement (see Note 7)--payable in
  graduating quarterly principal installments.......            --          110,000       110,000
Mortgages payable, secured by real property, payable
  in monthly installments of $34,403 beginning in
  1994 through 2006 plus interest at .5% below prime
  (8% at December 31, 1997).........................     $   2,723            2,490         2,437
Note payable--term note portion of the March 27,
  1997 Loan Agreement (see Note 7)--payable in
  quarterly installments of $1,250,000 beginning in
  1997 through 2002 plus interest at the interest
  rate option selected by Sun.......................        25,000               --            --
Note payable--trademark--payable in four annual
  principal installments of $250,000 beginning in
  1995 through 1998 plus interest at Bank of
  America's prime (7.5% at December 28, 1996).......           500               --            --
Mortgage payable, secured by real property, payable
  in monthly installments of $27,550 including
  interest at 11% per annum with a final installment
  due on November 1, 2001...........................         1,267            1,066         1,012
Note payable to bank, secured by equipment, payable
  in monthly installments of $95,007 through year
  2000 plus interest at 2.54% over the federal funds
  rate (8.06% at December 28, 1996).................         3,432               --            --
Capital lease for computer and related equipment and
  software, with interest rates varying from 3.39%
  to 4.9%, payable in monthly installments of
  $19,666 over five years, beginning April 1997.....            --              713           661
Other...............................................           707              342            27
                                                      ---------------  --------------  -----------
                                                            33,629          159,611       158,637
Less current portion................................         6,330            3,000         3,518
                                                      ---------------  --------------  -----------
                                                         $  27,299       $  156,611     $ 155,119
                                                      ---------------  --------------  -----------
                                                      ---------------  --------------  -----------

                               SUN APPAREL, INC.

8. DEBT (CONTINUED)
SUBORDINATED DEBT

    As a part of the Recapitalization (Note 2), on September 26, 1997, Sun and all subsidiaries (through intercompany advances from Sun) repaid a majority of third-party debt and all subordinated debt outstanding, except a noninterest-bearing note payable to an affiliated entity for approximately $1,607,000 which is subordinated through September 30, 1998.

    Subordinated debt at December 28, 1996 included another note to a shareholder for $700,000, with interest payable at 12% per annum, and a shareholder note of $300,000, bearing interest at the rate of 10% per annum. As of December 28, 1996, all interest had been paid, and $100,000 of the subordinated debt was current.

    Also as a part of the Recapitalization, Sun entered into two notes payable to Vestar (the Vestar Notes) in the aggregate amount of $30,000,000, bearing interest at 17.9%. A portion of interest (as defined in the agreement) is payable annually in cash prior to September 25, 2003, but only to the extent that payment of interest does not violate any senior obligations (any unpaid interest accumulates as additional principal). After September 25, 2003, interest is payable annually in arrears. The Vestar Notes have been subordinated to all creditors until their due dates at September 25, 2007 and are subject to prepayment penalties prior to maturity as follows:

PERIOD OF PREPAYMENT                                         PENALTY AMOUNT
----------------------------------------------------------  ----------------
Prior to September 26, 1998...............................    $ 15,000,000
September 26, 1998 -- September 25, 1999..................      25,000,000
September 26, 1999 -- September 25, 2000..................      35,000,000
September 26, 2000 -- September 25, 2001..................      45,000,000

    These penalty amounts are considered to include accrued but unpaid interest, and would be reduced by any cash interest paid.

    The Vestar Notes are subject to mandatory redemption (including applicable prepayment penalties) upon the occurrence of certain events as defined in the note agreement, including changes in equity interests, a public offering of equity securities, and the payment of dividend on any securities in any form other than a dividend of similar equity securities.

    Accrued interest on the Vestar Notes totaled $1,343,000 and $2,685,000 at December 31, 1997 and March 31, 1998, respectively.

CAPITAL LEASES

    In April 1997, Sun entered into two capital leases for computer equipment. The minimum monthly lease payment, including interest, for both leases is approximately $20,000 through March 2001.

                               SUN APPAREL, INC.

8. DEBT (CONTINUED)
PRINCIPAL MATURITIES

    Scheduled principal payments on all debt and capital leases as of December 31, 1997 are as follows (in thousands):

                                      CAPITAL LEASE
                       SUBORDINATED     PRINCIPAL      LONG-TERM
                           DEBT          PAYMENTS        DEBT      TOTAL DEBT
                       -------------  --------------  -----------  -----------
1998.................    $   1,607      $      214     $   2,787    $   4,608
1999.................       --                 216         6,492        6,708
2000.................       --                 223         8,540        8,763
2001.................       --                  60        11,594       11,654
2002.................       --              --            11,306       11,306
2003 and
thereafter...........       30,000          --           145,179      175,179
                       -------------  --------------  -----------  -----------
                         $  31,607      $      713     $ 185,898    $ 218,218
                       -------------  --------------  -----------  -----------
                       -------------  --------------  -----------  -----------

FAIR VALUE

    Substantially all debt is floating rate or has been issued in the near term, and the carrying value approximates market value.

9. INCOME TAXES

    On September 26, 1997, the Company terminated its Subchapter S tax status and converted to a C Corporation for federal income tax purposes. Simultaneously, the Company became subject to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (FAS
109). FAS 109 requires that the deferred tax effects of a change in tax status be included in income from continuing operations at the date of the change in tax status. The effect of the change from S corporation to C corporation status as of September 26, 1997 was to increase net income by approximately $1,958,000.

    Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income

                               SUN APPAREL, INC.

9. INCOME TAXES (CONTINUED)
tax purposes. Components of the Company's net deferred tax assets and liabilities are as follows (in thousands):

                                                   DECEMBER 31,     MARCH 31,
                                                       1997           1998
                                                  ---------------  -----------
Deferred tax liabilities:
  Depreciable property..........................     $     768      $     790
  Display costs.................................            48             50
  Polo royalty waiver...........................           212            306
                                                       -------     -----------
Total deferred tax liabilities..................         1,028          1,146
Deferred tax assets:
  Depreciable property..........................           577            594
  Transaction fees, loan costs..................           937            930
  Inventory.....................................           398            410
  Allowance for doubtful accounts...............            70             72
  Patent costs..................................            34             35
  Fixture installation costs....................           460            620
  Other.........................................            27             27
                                                       -------     -----------
Total deferred tax assets.......................         2,503          2,688
                                                       -------     -----------
Net deferred tax asset..........................     $   1,475      $   1,542
                                                       -------     -----------
                                                       -------     -----------

    The current and deferred income tax provisions (benefits) included in income tax expense are as follows:

                                            YEAR ENDED                            THREE MONTHS ENDED
                       -----------------------------------------------------  --------------------------
                         DECEMBER 30,       DECEMBER 28,      DECEMBER 31,      MARCH 31,     MARCH 31,
                             1995               1996              1997            1997          1998
                       -----------------  -----------------  ---------------  -------------  -----------
Current:
  Federal............         --                 --             $   3,247          --         $   2,125
  State..............      $     542          $     706             1,297       $     282           253
  Foreign............         --                    157               605          --               114
Deferred federal.....         --                 --                (1,475)         --               (67)
                               -----              -----           -------           -----    -----------
                           $     542          $     863         $   3,674       $     282     $   2,425
                               -----              -----           -------           -----    -----------
                               -----              -----           -------           -----    -----------

                               SUN APPAREL, INC.

9. INCOME TAXES (CONTINUED)
    The reconciliation of income tax attributable to continuing operations computed at U.S. federal statutory rates to income tax expense is as follows (in thousands):

                                                   DECEMBER 31,     MARCH 31,
                                                       1997           1998
                                                  ---------------  -----------
Tax at statutory rate (34% for December 31, 1997
  and 35% for March 31, 1998)...................     $   9,095      $   2,174
Effect of S corporation status through September
  25, 1997......................................        (5,053)        --
Effect of change in tax status as of September
  26, 1997......................................        (1,958)        --
Permanent differences...........................            62             24
State tax expense, net of federal benefit.......           857            164
Excess of foreign over U.S. tax rate............           380            106
Tax effect of loss on debt extinguishment--
  separately stated.............................           291         --
Effect of increase in statutory rates on
  existing temporary differences................        --                (43)
                                                       -------     -----------
                                                     $   3,674      $   2,425
                                                       -------     -----------
                                                       -------     -----------

10. PREFERRED STOCK

    As of December 31, 1997 and March 31, 1998, preferred stock consisted of the following (in thousands):

                                                   DECEMBER 31,     MARCH 31,
                                                       1997           1998
                                                  ---------------  -----------
Series A Preferred Stock, $1 par value; 215,000
  shares authorized; 215,000 shares issued and
  outstanding...................................     $  43,000      $  43,000
Series B Preferred Stock, $1 par value; 201,065
  shares authorized; 201,065 shares issued and
  outstanding...................................        40,213         40,213
Series C Preferred Stock, $1 par value; 8,935
  shares authorized; 8,935 shares issued and
  outstanding...................................         1,787          1,787
                                                  ---------------  -----------
                                                        85,000         85,000
Accumulated unpaid dividends....................         2,916          5,679
                                                  ---------------  -----------
                                                     $  87,916      $  90,679
                                                  ---------------  -----------
                                                  ---------------  -----------

    Series A Cumulative Participating Preferred Stock (Series A) is senior to the Company's common stock and other preferred stock with respect to dividends, distributions of assets, or liquidation. Series B Cumulative Participating Preferred Stock (Series B) and Series C Cumulative Participating Preferred Stock (Series C) are of equal parity, are junior to Series A, and are senior to the Company's common

                               SUN APPAREL, INC.

10. PREFERRED STOCK (CONTINUED)
stock with respect to dividends, distributions of assets, or liquidation. Dividends accrue at 13% on Series A, B, and C, are cumulative, and are payable in cash when dividends are declared. At December 31, 1997 and March 31, 1998, accumulated unpaid dividends on all preferred stock totaled approximately $2,916,000 ($6.86 per share) and $5,679,000 ($13.36 per share), respectively.

    The Series A shares are redeemable at the option of the Company at any time at a price of $200 per share (Redemption Price) plus any accumulated and unpaid dividends.

    If the Company or any of its subsidiaries enters into an agreement which constitutes a change of control as defined in the Statement of Designation of Series A, the Company must offer to redeem the outstanding shares of Series A at the Redemption Price plus any accumulated and unpaid dividends.

    If the Company undergoes an initial public offering (IPO), the Company must offer to redeem the outstanding shares of Series A, B, and C at the Redemption Price plus any accumulated and unpaid dividends. Shares of Series A, B, or C not redeemed will be converted to shares of common stock. The number of shares of common stock issued will be determined by dividing the Redemption Price by the IPO price.

    The Redemption Price is subject to adjustment for any stock splits or combinations.

    Series A participates at a rate of 20%, payable in cash, of any dividends declared on the common stock. Series B and C participate at a rate of 30%, payable in cash, of any dividends declared on the common stock.

11. PRO FORMA DATA (UNAUDITED)

    Pro forma Net income for the years ended December 30, 1995, December 28, 1996, and December 31, 1997, and for the three months ended March 31, 1997, have been determined assuming that the Company had been taxed as a C corporation for federal and certain state income tax purposes for such periods.

12. LEASES AND LEASE ARRANGEMENTS

    On June 24, 1994, Lone Star entered into a ten year operating lease for sales offices in New York City. The agreement provides for annual rentals of approximately $266,000.

    On November 17, 1995, R.L. entered into a ten year operating lease for sales offices in New York with a graduating minimum annual rental of approximately $383,000 for the first five years and approximately $435,000 for the second five years. Additionally, R.L. has month-to-month arrangements totaling approximately $34,000 per month.

    On December 5, 1995, Sun entered into a three year operating lease for a warehouse in El Paso. The agreement, as amended, provides for minimum annual payments of $404,000.

    On June 30, 1996, Lone Star entered into a five year operating lease for sales offices in New York City for approximately $90,000 per month.

                               SUN APPAREL, INC.

12. LEASES AND LEASE ARRANGEMENTS (CONTINUED)
    The minimum rental under all operating leases as of December 31, 1997 with initial or remaining terms of more than one year are as follows:

                                                                       TOTAL
                                                                     ---------
1998...............................................................  $   1,276
1999...............................................................        823
2000...............................................................        743
2001...............................................................        705
2002...............................................................        701
2003 and thereafter................................................      2,354
                                                                     ---------
                                                                     $   6,602
                                                                     ---------
                                                                     ---------

    The total rent expense for Sun for the years ended December 28, 1996 and December 31, 1997 was $1,177,000 and $2,069,000, respectively.

13. COMMITMENTS AND CONTINGENCIES

    Approximately 9% and 5% of Sun's sales were made under trademark licensing agreements, other than Polo/Ralph Lauren Companies (see Note 14), for the years 1996 and 1997, respectively. One such royalty agreement is currently in a renewal term of forty-eight months ending December 31, 1999, and provides for the payment of graduating royalties from 5.0% to 3.8% if certain net sales levels are achieved. The other agreements call for minimum royalties and advertising costs ranging from 1.5% to .75% of net sales. The total royalty and advertising payments per these agreements in 1996, 1997, and for the three months ended March 31, 1997 and 1998 amounted to approximately $1,444,000, $1,174,000, $294,000, and $260,000, respectively, and are included in selling, general, and administrative expenses. During the current renewal term of the principal trademark licensing agreement, the minimum annual royalties are $800,000, $600,000, and $400,000 for 1997 through 1999, respectively.

    In 1990, GTX entered into an agreement with the owners of the Ricci acid wash patent, under which GTX is licensed to use the process and to produce products under a royalty arrangement, and pursuant to which GTX has undertaken a licensing and patent protection program. GTX is required to pay royalties to the patent owners on its own production and to make payments to them of a defined portion of amounts generated through the licensing and patent protection program. A number of companies have entered into licensing and settlement agreements with GTX, and GTX has been involved in several lawsuits regarding patent validity and recovery of damages from infringement. In October 1997, a settlement was reached on all outstanding lawsuits related to patent infringement, and GTX received a settlement of $1,386,000 which is included in other income for 1997. GTX's and its licensees' use of the patented acid wash process has declined significantly and was minimal in 1997.

    The Company is party to several lawsuits in the normal course of business. Management believes that the outcome of these claims is not determinable at December 31, 1997, and that ultimate resolution will not have a material adverse effect on the Company's financial position or results of operations.

                               SUN APPAREL, INC.

14. LICENSE AGREEMENT WITH POLO/RALPH LAUREN COMPANIES

    In September 1995, Sun entered into a license agreement and a design services agreement covering men's apparel products with the Polo/Ralph Lauren Companies (Polo), which were expanded in October 1995 to include women's apparel products. Under the agreements, Polo has granted Sun an exclusive license to use certain Polo trademarks. The initial term of the license agreement is from August 1, 1995 to December 31, 2000 and may be renewed by Sun in five year increments for up to 30 additional years if certain sales requirements are met.

    Under the agreements, Sun is required to pay Polo royalties equal to 7% of net sales of the licensed products. Approximately 35% and 55% of Sun's sales were made under this agreement for the years 1996 and 1997, respectively. The total royalty payment per this agreement amounted to $7,035,000 and $11,504,000 for the years 1996 and 1997, respectively. Commencing in 2001, certain minimum annual royalty payments are required if Sun exercises its renewal options.

    For the three months ended March 31, 1997 and 1998, approximately 55% and 61% of Sun's sales were made under the Polo agreement. Polo royalty expenses aggregated approximately $2,175,000 and $3,356,000, respectively, for these periods.

    Sun is obligated to spend on advertising an annual amount equal to 3% of net sales of licensed products, but not less than $20,000,000 for the launch of the lines through December 31, 1997. Sun incurred launch advertising expense for the two years ended December 28, 1996 and December 31, 1997 of approximately $9,639,000 and $12,861,000, respectively, meeting the two year minimum launch advertising requirements.

    Renewal by Sun after 2010 requires a one-time payment of $25,000,000 or, at Sun's option, a transfer of a 20% interest in its Polo jeanswear business to Polo. Polo has the one-time right, in blockage of such renewal, to purchase Sun's Polo jeanswear business at the end of 2010 for 80% of its then fair market value, as defined, payable in cash.

15. YEAR 2000 ISSUE (UNAUDITED)

    The Company has developed a plan to modify its information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company currently expects the project to be substantially complete by early 1999 and to cost between $750,000 and $1,000,000. This estimate includes internal costs as well as consulting help. It also includes the cost of software purchases where applicable. The Company does not expect this project to have a significant effect on operations. This project started in early 1998. The Company will continue to implement systems with strategic value simultaneously with Year 2000 development.

                               SUN APPAREL, INC.

16. VALUATION AND QUALIFYING ACCOUNTS

    Valuation and qualifying accounts included the following (in thousands):

                                BALANCE        CHARGED TO                      BALANCE
                             BEGINNING OF       COSTS AND          NET         END OF
                                 YEAR           EXPENSES       WRITE-OFFS       YEAR
                            ---------------  ---------------  -------------  -----------
1997
  Allowance for doubtful
    accounts..............     $     102        $     269       $     166     $     205
1996
  Allowance for doubtful
    accounts..............            78               89              65           102
1995
  Allowance for doubtful
    accounts..............            --               78              --            78

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and NationsBanc Montgomery Securities LLC are acting as representatives, has severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite its name below:

                                                              NUMBER OF SHARES OF
                       UNDERWRITER                               COMMON STOCK
----------------------------------------------------------  -----------------------
Goldman, Sachs & Co.......................................
Bear, Stearns & Co. Inc. .................................
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated....................................
NationsBanc Montgomery Securities LLC.....................

      Total...............................................
                                                                  ------------
                                                                  ------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $         per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $         per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Comon Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each to
them, as shown in the foregoing table, bears to the      shares of Common Stock
offered hereby.

    The Company, its executive officers, directors and Vestar have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities (other than pursuant to employee or director stock or stock option plans existing on the date of this Prospectus) without the prior written consent of Goldman, Sachs & Co., as representative of the Underwriters, except for the shares of Common Stock offered in connection with the Offering.

    The Underwriters have reserved for sale at the initial public offering price
up to      shares of Common Stock which may be sold to the Company's management employees, customers and suppliers and other persons associated with the Company or affiliated with any director, officer or management employee of the Company. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the Underwriters on the same basis as the other shares offered hereby.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

    Prior to the Offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company and the representatives of the Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    Application will be made to have the Company's Common Stock quoted on the
Nasdaq National Market under the symbol "     ".

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    Certain of the Underwriters have provided from time to time, and may provide in the future, investment banking services to the Company, for which such Underwriters have received and will receive customary fees and commissions. Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. own 1.7% and 2.7%, respectively, of the equity of the Vestar entity which holds Vestar's interest in the Common Stock, the Preferred Stock and the Vestar Note. Goldman, Sachs & Co. will receive $0.75 million and Bear, Stearns & Co. Inc. will receive $1.20 million in connection with the repayment of the Vestar Note. Affiliates of Bear, Stearns & Co. Inc. and NationsBanc Mongomery Securities LLC have 0.4% and 0.6% interests, respectively, in Vestar Capital Partners III, L.P., which is the principal investor in Vestar. See "Description of Certain Indebtedness--Vestar Note".

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OF THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
Prospectus Summary....................           3
Risk Factors..........................          10
Use of Proceeds.......................          17
Dividend Policy.......................          17
Dilution..............................          18
Capitalization........................          19
Selected Historical Financial Data....          20
Pro Forma Financial Data..............          21
Company History, the Recapitalization
  and Prior S Corporation Status......          27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................          28
Business..............................          35
Management............................          47
Certain Transactions..................          54
Principal Shareholders................          58
Certain United States Federal Tax
  Consequences to Non-United States
  Holders.............................          59
Description of Capital Stock..........          62
Description of Certain Indebtedness...          65
Shares Eligible for Future Sale.......          67
Legal Matters.........................          67
Experts...............................          68
Additional Information................          68
Index to Consolidated Financial
  Statements..........................         F-1
Underwriting..........................         U-1

    THROUGH AND INCLUDING            , 1998 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                            SHARES

                               SUN APPAREL, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement, other than underwriting discounts and commissions:

SEC registration fee.............................................  $  33,925
NASD filing fee..................................................     12,000
Nasdaq listing fee...............................................
Blue sky fees and expenses.......................................
Printing expenses................................................
Legal fees and expenses..........................................
Accounting fees and expenses.....................................
Transfer Agent and registrar fees................................
Miscellaneous....................................................
                                                                   ---------
      Total......................................................  $
                                                                   ---------
                                                                   ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Restated Articles of Incorporation, as amended, require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the "TBCA"). The Restated Articles of Incorporation and the Articles of Amendment to the Restated Articles of Incorporation of the Registrant are filed as Exhibits 3.1 and 3.2 to the Registration Statement. Generally, Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person
(i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, or (b) in other cases, that his conduct was at least not opposed to be the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

    Pursuant to the Underwriting Agreement, a form of which is to be filed as
Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this Offering, including certain liabilities under the Securities Act.

    The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    As part of the Recapitalization, Vestar invested $75 million in the Registrant and received (i) 40% of the then outstanding common stock of the Registrant, (ii) 215,000 shares of the Registrant's 13% Series A Cumulative Participating Preferred Stock and (iii) the $30 million Vestar Note. As part of the Recapitalization, Mr. Rothfeld and the Rothfeld Family Trust contributed to the Registrant a portion of their interests in the Registrant and all of their interests in the Affiliated Companies and received (i) additional shares of the Registrant's common stock (increasing their collective ownership interest in the Company from one-third to 60% of the Registrant's then outstanding common stock), (ii) 201,065 shares of the Registrant's 13% Series B Cumulative Participating Preferred Stock and 8,935 shares of the Registrant's 13% Series C Cumulative Participating Preferred Stock, respectively and (iii) cash distributions totaling approximately $30 million. The above referenced sales of the securities to Vestar and Mr. Rothfeld and the Rothfeld Family Trust were made in reliance on Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:

  EXHIBIT
    NO.                                                    DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

      *1.1   Form of Underwriting Agreement

      *2.1   Stock Purchase Agreement dated June 19, 1997 for CNC Shares

      *2.2   Stock Purchase Agreement dated June 19, 1997 for Pami Shares

      *2.3   Stock Purchase Agreement dated June 19, 1997 for Sun City Shares

       3.1   Restated Articles of Incorporation

       3.2   Articles of Amendment to the Restated Articles of Incorporation

       3.3   By-Laws of the Company

      *3.4   Amendments to the By-Laws

      *3.5   Statement of Designation Establishing Series of Shares of 13% A Cumulative Participating Preferred Stock

      *3.6   Statement of Designation Establishing Series of Shares of 13% B Cumulative Participating Preferred Stock

      *3.7   Statement of Designation Establishing Series of Shares of 13% C Cumulative Participating Preferred Stock

      *4.1   Specimen Certificate for shares of Common Stock of the Registrant

      *5.1   Opinion of Mayfield, Perrenot, Davie and Dennis, P.C. as to the legality of the securities being offered

  EXHIBIT
    NO.                                                    DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     *10.1   Credit Agreement dated September 26, 1997, by and among Chase Manhattan Bank and the other lenders identified therein and the Registrant (excluding schedules and exhibits, which the Registrant agrees to furnish supplementally to the Commission upon request)

     *10.2   Investment Agreement, dated as of September 26, 1997, by and between Vestar/Sun Holding Company, L.L.C.
             Eric A. Rothfeld and the trustees of The Rothfeld Family Trust

     *10.3   Stockholders' Agreement, dated as of September 26, 1997, among Vestar/Sun Holding Company, L.L.C., Sun
             Apparel, Inc., Eric A. Rothfeld and The Rothfeld Family Trust

     *10.4   Employment Agreement, dated as of September 26 1997, by and between Eric A. Rothfeld and Sun Apparel,
             Inc.

     *10.5   Employment Agreement, dated as of January 1, 1996, by and between Mindy F. Grossman and R. L. Management

     *10.6   Employment Agreement, dated as of September 5, 1996, by and between Dona Fisher and Sun Apparel, Inc.

     *10.7   Management Agreement, dated as of September 26, 1997, by and between Sun Apparel, Inc. and Vestar
             Capital Partners

     *10.8   License Agreement dated August 1, 1995 by and between the Registrant and Polo Ralph Lauren, as amended

     *10.9   Design Services Agreement dated August 1, 1995 between Polo Ralph Lauren and Sun Apparel, Inc.

     *10.10  License Agreement dated April 1, 1995 by and between the Registrant and L7 Designs, Inc., as amended

     *10.11  Sun Apparel, Inc. 1998 Stock Option and Incentive Plan.

     *10.12  $9,355,250 Subordinated Promissory Note by and between Sun Apparel, Inc. and
             Vestar/Sun Holding Company, L.L.C.

     *10.13  $20,644,750 Non-Recourse Promissory Note by and between Eric Rothfeld and Vestar/ Sun Holding Company,
             L.L.C.

     *10.14  $1,600,000 Note by and between Sun Apparel, Inc. and Sun Manufacturing, Inc.

     *11.1   Statement regarding computation of per share earnings

      21.1   Subsidiaries of the Registrant.

      23.1   Consent of Ernst & Young LLP.

     *23.2   Consent of Mayfield, Perrenot, Davie and Dennis, P.C.

      24.1   Power of Attorney (included on the signature pages to this Registration Statement)

     *27.1   Financial Data Schedule

------------------------

*   To be filed by amendment

    (b) Financial Statement Schedules:

     All schedules have been omitted because they are not applicable or not required under the instructions or the information requested is set forth in the consolidated financial statements or related notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    The Registrant undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 21, 1998.

                                SUN APPAREL, INC.

                                BY:             /S/ ERIC A. ROTHFELD
                                     -----------------------------------------
                                                  Eric A. Rothfeld
                                              CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each of the undersigned officers and directors of Sun Apparel, Inc., a Texas corporation, hereby constitutes and appoints Eric A. Rothfeld and Tami J. Fersko and each of them, severally, as his attorney-in-fact and Agent, with full power of substitution and resubstitution, in his name and on his behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 21, 1998.

          SIGNATURE                        TITLE
------------------------------  ---------------------------
     /s/ ERIC A. ROTHFELD       Chairman, President, and
------------------------------    Chief Executive Officer
       Eric A. Rothfeld

       /s/ DONA FISHER          Chief Financial Officer,
------------------------------    Executive Vice President
         Dona Fisher              of Operations and Finance

   /s/ DANIEL S. O'CONNELL      Director
------------------------------
     Daniel S. O'Connell

      /s/ SANDER M. LEVY        Director
------------------------------
        Sander M. Levy

     /s/ DANIEL H. GOLDEN       Director
------------------------------
       Daniel H. Golden

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                                    DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------

      *1.1   Form of Underwriting Agreement

      *2.1   Stock Purchase Agreement dated June 19, 1997 for CNC Shares

      *2.2   Stock Purchase Agreement dated June 19, 1997 for Pami Shares

      *2.3   Stock Purchase Agreement dated June 19, 1997 for Sun City Shares

       3.1   Restated Articles of Incorporation

       3.2   Articles of Amendment to the Restated Articles of Incorporation

       3.3   By-Laws of the Company

      *3.4   Amendments to the By-Laws

      *3.5   Statement of Designation Establishing Series of Shares of 13% A Cumulative Participating Preferred Stock

      *3.6   Statement of Designation Establishing Series of Shares of 13% B Cumulative Participating Preferred Stock

      *3.7   Statement of Designation Establishing Series of Shares of 13% C Cumulative Participating Preferred Stock

      *4.1   Specimen Certificate for shares of Common Stock of the Registrant

      *5.1   Opinion of Mayfield, Perrenot, Davie and Dennis, P.C. as to the legality of the securities being offered

     *10.1   Credit Agreement dated September 26, 1997, by and among Chase Manhattan Bank and the other lenders identified therein and the Registrant (excluding schedules and exhibits, which the Registrant agrees to furnish supplementally to the Commission upon request)

     *10.2   Investment Agreement, dated as of September 26, 1997, by and between Vestar/Sun Holding Company, L.L.C.
             Eric A. Rothfeld and the trustees of The Rothfeld Family Trust

     *10.3   Stockholders' Agreement, dated as of September 26, 1997, among Vestar/Sun Holding Company, L.L.C., Sun
             Apparel, Inc., Eric A. Rothfeld and The Rothfeld Family Trust

     *10.4   Employment Agreement, dated as of September 26 1997, by and between Eric A. Rothfeld and Sun Apparel,
             Inc.

     *10.5   Employment Agreement, dated as of January 1, 1996, by and between Mindy F. Grossman and R. L. Management

     *10.6   Employment Agreement, dated as of September 5, 1996, by and between Dona Fisher and Sun Apparel, Inc.

     *10.7   Management Agreement, dated as of September 26, 1997, by and between Sun Apparel, Inc. and Vestar
             Capital Partners

     *10.8   License Agreement dated August 1, 1995 by and between the Registrant and Polo Ralph Lauren, as amended

     *10.9   Design Services Agreement dated August 1, 1995 between Polo Ralph Lauren and Sun Apparel, Inc.

     *10.10  License Agreement dated April 1, 1995 by and between the Registrant and L7 Designs, Inc., as amended

     *10.11  Sun Apparel, Inc. 1998 Stock Option and Incentive Plan.

     *10.12  $9,355,250 Subordinated Promissory Note by and between Sun Apparel, Inc. and
             Vestar/Sun Holding Company, L.L.C.

  EXHIBIT
    NO.                                                    DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     *10.13  $20,644,750 Non-Recourse Promissory Note by and between Eric Rothfeld and Vestar/ Sun Holding Company,
             L.L.C.

     *10.14  $1,600,000 Note by and between Sun Apparel, Inc. and Sun Manufacturing, Inc.

     *11.1   Statement regarding computation of per share earnings

      21.1   Subsidiaries of the Registrant.

      23.1   Consent of Ernst & Young LLP.

     *23.2   Consent of Mayfield, Perrenot, Davie and Dennis, P.C. (included in Exhibit 5.1)

      24.1   Power of Attorney (included on the signature pages to this Registration Statement)

     *27.1   Financial Data Schedule

------------------------

*   To be filed by amendment